EXHIBIT 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

 OPERATIONS AND FINANCIAL CONDITION

 FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

(All figures are in United States Dollars ("US Dollars") unless otherwise specified and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).  This Management’s Discussion and Analysis of Operations and Financial Condition ("MD&A") should be read in conjunction with the Company’s condensed consolidated interim financial statements for the three and nine months ended September 30, 2016 and the most recently issued annual consolidated financial statements for the year ended December 31, 2015 ("Consolidated Financial Statements").

The Company has included certain non-GAAP financial measures, which the Company believes that together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The non-GAAP financial measures included in this management discussion and analysis include:

•	co-product cash costs per ounce of gold produced;

•	co-product cash costs per ounce of silver produced;

•	co-product cash costs per pound of copper produced;

•	all-in sustaining co-product costs per ounce of gold produced;

•	all-in sustaining co-product costs per ounce of silver produced;

•	all-in sustaining co-product costs per pound of copper produced;

•	adjusted earnings or loss;

•	adjusted earnings or loss per share;

•	adjusted operating cash flows;

•	net debt;

•	net free cash flow;

•	average realized price per ounce of gold sold;

•	average realized price per ounce of silver sold; and

•	average realized price per pound of copper sold.

Definitions and reconciliations associated with the above metrics, can be found in Section 13, Non-GAAP Financial Measures.

Cautionary notes regarding forward-looking statements follow this MD&A.

1.    CORE BUSINESS

Yamana Gold Inc. (TSX:YRI and NYSE:AUY) (the “Company” or “Yamana”) is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile and Canada. Yamana plans to continue to build on this base through existing operating mine expansions and optimizations, throughput increases, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas.

Note 3(a): Significant Accounting Policies - Basis of Consolidation to the most recently audited Consolidated Annual Financial Statements lists Yamana’s significant subsidiaries with 100% equity interest and its joint operation of the Canadian Malartic mine.  The Company does not have any material off-balance sheet arrangements, except as noted in Note 19: Contractual Commitments to the condensed consolidated interim financial statements.

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2.    HIGHLIGHTS

For the three months ended September 30, 2016 (unless otherwise noted)

Financial

•
Revenue from continuing operations of $464.3 million, compared to $424.4 million in the same period of 2015, resulting from higher gold and silver prices, partly offset by lower silver and copper sales and a significantly lower copper price; broken down as follows:

For the three months ended September 30,	2016	2015
Revenue per ounce of gold	$1,327	$1,100	21%
Revenue per ounce of silver	$19.47	$14.85	31%
Revenue per pound of copper	$1.86	$2.27	(18)%
Average realized gold price per ounce (i)(iii)	$1,337	$1,122	19%
Average realized silver price per ounce (i)(iii)	$19.53	$14.88	31%
Average realized copper price per pound (i)(iii)	$2.14	$2.85	(25)%
Gold (ounces sold)	296,330	296,939	—%
Silver (ounces sold)	1,544,478	2,157,991	(28)%
Chapada payable copper contained in concentrate (millions of lbs sold)	22.1	29.1	(24)%

•	Financial highlights in the Company's earnings, adjusted earnings and on a per share basis are as follows:

For the three months ended September 30, (In millions of US Dollars; unless otherwise noted)	2016	2015
Net loss from continuing operations(ii)	$(2.1)	$(107.0)
Net earnings/(loss) per share from continuing operations - basic and diluted	$—	$(0.11)
Adjusted earnings/(loss) from continuing operations (ii)(iii)	$17.0	$(16.5)
Adjusted earnings/(loss) per share from continuing operations - basic and diluted (ii)(iii)	$0.02	$(0.02)

•
Total debt of $1.745 billion, largely unchanged from the second quarter of 2016. Net debt (a non-GAAP financial measure, see Section 13) of $1.502 billion, representing a reduction of $162.8 million from the second quarter of 2016 from operating cash flows and from monetization initiatives pursued by the Company in line with the previously stated objective of debt reduction.

•	Other key financial highlights during the period are as follows:

For the three months ended September 30, (In millions of US Dollars)	2016	2015
Mine operating earnings	$91.0	$52.1
Cost of sales excluding depletion, depreciation and amortization	$261.2	$248.0
General and administrative expenses (iv)	$24.8	$26.4
Cash flows from operating activities from continuing operations	$178.6	$84.4
Cash flows from operating activities before net change in working capital from continuing operations (iii)	$173.0	$124.9

(i)
Realized prices based on gross sales compared to market prices for metals may vary due to the timing of the sales. Refer to Section 5.1: Overview of Financial Results of this Management’s Discussion and Analysis for the revenue reconciliation.

(ii)	From continuing operations attributable to Yamana equityholders.

(iii)
A cautionary note regarding non-GAAP financial measures and additional line items or subtotals is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period. Amounts reflected the results from continuing operations.

(iv)	General and administrative expenses are over 6% lower than the comparative period in 2015, continuing to reflect the Company's commitment to cost containment and cost reductions.

Operational

•
Total production of 328,604 ounces of gold, compared to 320,346 ounces of gold in the same period of 2015. Production from continuing operations of 305,581 ounces of gold, compared to 300,191 ounces in the third quarter of 2015.

•	Increases in production, compared to the second quarter in 2016, of 65% at Chapada, 19% at Minera Florida, 6% at Gualcamayo, 5% at Canadian Malartic.

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•	Key operational highlights by metal are as follows:

For the three months ended September 30,
Gold	2016	2015
Total ounces produced	328,604	320,346	3%
Total ounces produced from continuing operations	305,581	300,191	2%
Cost of sales excluding depreciation, depletion and amortization per gold ounce sold	$709	$626	13%
Depreciation, depletion and amortization per gold ounce sold	$329	$360	(9)%
Total cost of sales per gold ounce sold (ii)	$1,038	$986	5%
Co-product cash costs per ounce produced (i)	$692	$643	8%
All-in sustaining co-product costs per ounce produced (i)	$965	$844	14%
Silver
Total ounces produced	1,691,520	2,196,744	(23)%
Total ounces produced from continuing operations	1,592,526	2,108,288	(24)%
Cost of sales excluding depreciation, depletion and amortization per silver ounce sold	10.01	8.82	13%
Depreciation, depletion and amortization per silver ounce sold	5.35	5.35	—%
Total cost of sales per silver ounce sold (ii)	15.36	14.17	8%
Co-product cash costs per ounce produced (i)	$9.79	$8.77	12%
All-in sustaining co-product costs per ounce produced (i)	$13.79	$12.05	14%
Copper
Chapada copper contained in concentrate production (millions of lbs)	29.6	34.0	(13)%
Cost of sales excluding depreciation, depletion and amortization per copper pound sold	$1.62	$1.47	10%
Depreciation, depletion and amortization per copper pound sold	$0.29	$0.19	53%
Total cost of sales per copper pound sold (ii)	$1.91	$1.66	15%
Chapada co-product cash costs per pound of copper produced (i)	$1.60	$1.43	12%

(i)
A cautionary note regarding non-GAAP financial measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period. Amounts reflected the results from continuing operations.

(ii)	Total cost of sales consists of the sum of cost of sales excluding DDA plus DDA.

Strategic Developments, Construction and Development

•
On October 17, the Company announced a purchase rights offering related to its shares in Brio Gold, entitling Yamana shareholders to receive purchase rights, allowing them on exercise of the rights to acquire shares of Brio Gold. This is expected to generate proceeds that will provide further financial and operational benefits to Yamana immediately, and longer term, and Yamana expects to continue having exposure to Brio Gold assets (Pilar, Fazenda Brasileiro, C-1 Santa Luz and RDM) through its continuing ownership. The preliminary prospectus of Brio Gold dated October 17, 2016 contains important information relating to the Purchase Rights and the Brio Shares and is still subject to completion or amendment.  A copy of the preliminary prospectus is available under Brio Gold’s profile on SEDAR at www.sedar.com.  There will not be any distribution of Purchase Rights or transfer of Brio Shares until a receipt for the final prospectus has been issued.

•
In September, the Company completed the sale of its interest in the Mercedes mine in Sonora, Mexico to Premier Gold Mines Limited (the "Transaction"). The sale proceeds for the Transaction includes $122.5 million in cash, and additional value attributed to shares, warrants and a net smelter return royalty for a total value of approximately $26.0 million. Consistent with the Company's stated objectives, the cash proceeds are to be used to reduce the Company's debt position.

•
Cerro Moro is a high grade gold and silver deposit, currently in the development stage with expected planned production in early 2018, following which, Cerro Moro is expected to begin having a significant positive impact on the Company's cash flow, with annual production in the first three years of approximately 150,000 ounces of gold and 7.2 million ounces of silver, and annual production over an initial 6 year mine life averaging approximately 130,000 ounces of gold and 6.4 million ounces of silver. Development at Cerro Moro continues to move forward ahead of schedule as follows:

◦
The project has completed 531 metres, representing an increase of 206 metres from the accumulated advance for the first six months of the year, of a total planned underground development of 617 metres for 2016.

◦	Ramp-up of site construction continues ahead of schedule with bulk earthworks completed and the first concrete pour having taken place in August as planned.

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◦
Detailed engineering progress is 78% complete and advancing to a target of over 85% complete by the end of the year. This advanced level of engineering design completion prior to the start of large scale construction activities in early 2017 serve to de-risk the project schedule and increase the confidence in the total project cost.

◦	Underground mine development progress achieved 86% completion vs. 76% in baseline plan as the mine team's productivity was higher than originally anticipated.

•
At Chapada, an expansion study of the Chapada mine was started to ascertain the viability of a staged capacity expansion beyond the currently proposed de-bottlenecking exercise. Work is complete on the identification and documentation of other potential non-processing constraints (e.g. permitting, power supply, water supply, tailings disposal) that may affect the project. Engineering development and capital cost estimation for the process plant expansion cases was completed during September. Financial modeling is underway and it is to be followed by compilation of the consolidated report by the end of October 2016.

•
The Company is updating a prior Feasibility Study performed on Suruca with a view of commencing production in 2019. Commencement of production would add between 45,000 to 60,000 ounces of gold production per year at Chapada for an expected initial mine life of between four to five years.

•
At Gualcamayo, the Deep Carbonates project has advanced. The mining consultants have completed their optimization work on three throughput scenarios, and the work of the arsenic specialist has also been completed. The results of the aforementioned work have shown that a technically and economically viable project exists at a conceptual study level of definition. This has justified the initiation of an extensive drilling campaign to expand the mineral resource base and thereby enhance the project economics. The drilling campaign will be designed in the fourth quarter of 2016 and will be executed during 2017 and 2018. The mineralization is open in almost every direction and continued exploration is expected to improve the project economics.

•
The Company has completed the consolidation of the Minera Florida mine concessions surrounding the core mine area that total more than 3,100 hectares. Acquisition of Agua Fria and the surrounding Mila, Volga, Irina and other concessions give the Company 100% control of the majority of the Florida mineral district. The Company acquired the new ground immediately adjacent to the Agua Fria concessions as it believes the land contains Florida-like mineralization and is highly prospective.

•
The Company continues to take steps to advance Agua Rica. The Company envisages a transaction relating to Agua Rica that would involve maintaining a joint venture interest and monetizing some equity in the project for a mixture of cash and an interest in gold production.

•
Following the decision to move forward with the recommissioning of C1 Santa Luz in the second quarter, basic engineering and reagent optimization began in the third quarter.  Once restarted, C1 Santa Luz is expected to have a ten year mine life and contribute an average of 114,000 ounces of gold production per annum over the first seven years, with production in the first full year of over 130,000 ounces of gold. This would result in additional cash flows to the Company through its interests in Brio Gold.  The production increase from C1 Santa Luz is currently not reflected in the 2018 production guidance.

Exploration

Noteworthy exploration highlights during the quarter include:

•
El Peñón, Chile - The local exploration program continued to explore and drill the Esmeralda, Providencia, Dorada FW, Quebrada Colorada, Cerro Martillo and other targets, discovering narrow high grade extensions to existing or new vein structures in most cases. The local exploration program has identified remnant drill hole intercepts around Quebrada Colorada, Quebrada Orito, Providencia and other structures which present new opportunities to extend and develop new mineral bodies amenable to rapid exploitation. A new drill program is underway to define these zones.

•
Chapada, Brazil - The district exploration program at Chapada is targeting the discovery of new deposits within the extensive concession holdings surrounding the Chapada deposit and exploring holdings distal to the Chapada Mine. Results to date exceed expectations and indicate that further drilling is required to define the extent of mineralization. Early in the third quarter, the exploration program transitioned to drill testing other targets generated within the Mara Rosa Belt, including Curicaca, Bom Jesus Central, Taquarucu and others, for which, results are pending.

•
Jacobina, Brazil - The goals of ore delineation for mining purposes are being accomplished, with current developed mineral reserves approximating 6 months of production. The goal is to ultimately reach greater than 12 months of developed Mineral Reserves ahead of production. Exploration will now add mineral resource growth to the list of goals, and will be testing and expanding the margins of known deposits, and developing new targets for long term sustainability and growth.

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•
Gualcamayo, Argentina - Exploration drilling focused on near mine targets and included the collection of 10-metre channel samples for geochemical analysis. Results that exceeded expectations were returned from two areas immediately adjacent to the current open pit. The Cerro Condor target is located along the eastern rim of the QDD Main pit wall and was defined by channel sample results. The Potenciales target, located along the western flank of the pit wall was defined by numerous channel sample results.

•
Minera Florida, Chile - The Company has demonstrated that fault offset targets of important ore bodies found within the Core Mine Complex are present east of the Maqui Fault, and that new extensions within the core mine complex will continue to provide growth of mineral resources and mineral reserves and surface investigations yet untested at Minera Florida have a high likelihood of new discoveries in the coming months and years.

•
Canadian Malartic, Canada - Drilling during the third quarter focused on defining the margins of the deposits to upgrade the potential mineral resources to an inferred status. Drilling in the fourth quarter will complete this work and attempt to better define potential high grade cross cutting structures.

In connection with a continuous disclosure review by the Ontario Securities Commission (the "OSC"), the Company has included additional disclosure with respect to its first and second quarter 2016 results in its third quarter Management's Discussion & Analysis ("MD&A") to provide greater prominence to the Company's GAAP measures for those periods, including providing GAAP reconciliations for operating mines. The additional disclosures for the periods: three months ended March 31, 2016 and comparatives, three months ended June 30, 2016 and comparatives, and six months ended June 30, 2015 and comparatives, have been restated to exclude the Mexican operations, which were classified as discontinued operations and sold in the third quarter of 2016. The additional disclosures, which can be found section 14 of this MD&A, are helpful in understanding the Company's GAAP measures over the periods indicated.

Beginning in the third quarter, the Company began reporting Revenue per ounce/pound in addition to previously disclosed Average realized prices per ounce/pound (a non-GAAP financial measure, see Section 13). Additionally, it began reporting Total cost of sales per ounce/pound in addition to the previously disclosed co-product cash costs per ounce/pound produced and co-product all-in sustaining costs per ounce/pound produced (a non-GAAP financial measure, see Section 13). It is the Company's belief that the newly included metrics are important for a comprehensive disclosure of the financial and operational results of the Company. The Company has discontinued the use of its cash cost and all-in sustaining cost on a by-product basis. The Company believes that co-product related metrics are useful in assessing the performance of each of the Company's sold metals.

Reconciling items between revenue per ounce/pound and average realized prices per ounce/pound relate to the inclusion of the impact of sales taxes, treatment and refining costs and metal price adjustments in revenue per ounce/pound. Please refer to sections 5.1 and 13 for full reconciliations of the metrics.

Reconciling items between total cost of sales per ounce/pound sold and co-product cash costs per ounce/pound produced relate to the inclusion of depreciation, depletion and amortization, impact of inventory movements, commercial costs, overseas freight, and excluding the impact of treatment and refining charges for the calculation of Total cost of sales per ounce/pound. Please refer to sections 5.1 and 13 for full reconciliations of the metrics.

3.    OUTLOOK AND STRATEGY

Since its inception, the Company has taken a portfolio approach to managing its business in which every mine and asset in its portfolio is evaluated based on production, costs, potential and planned returns.  In general, the Company looks at a balance among variables including size and scale, cost, location and opportunity for development and improvement.  In addition, the Company evaluates the amount of management time required by a given asset compared to its inherent value, potential and opportunities associated with the asset.  In this context, the Company believes it is prudent to focus on those operations with larger production platforms and on those where there is an ability to increase the current production platform.

Over the past year, the Company has extensively considered strategic alternatives relating to surfacing value for its interest in Brio Gold ("Brio"), and more recently engaged in discussions with Canadian financial institutions to explore the possibility of a purchase rights offering for a portion of the Company's interest in Brio. On October 17, 2016, Brio filed a preliminary prospectus with the securities regulatory authorities of Canada in connection with qualifying a secondary offering of Brio Gold common shares held by Yamana, entitling Yamana shareholders to receive those purchase rights, allowing them to exercise the rights and purchase shares of Brio Gold. This is expected to provide financial and operational benefits to Yamana immediately, and longer term, as Yamana expects to continue having exposure to Brio Gold assets (Pilar, Fazenda Brasileiro, C-1 Santa Luz and RDM).

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The completion of this transaction is expected to enable the Company to better focus on its portfolio of six, soon to be seven, producing mines in top mining jurisdictions and on its organic growth pipeline. In particular, Yamana will be better positioned to focus on recent exploration success, optimization initiatives, and on advancing Canadian exploration and near-term development opportunities, including Canadian Malartic developments such as Odyssey, the Monument Bay project and Kirkland Lake opportunities.

The Company remains committed to maintaining financial flexibility, strengthening the balance sheet and delivering further cost improvements. As part of these efforts, the Company continues to progress towards the objective stated early 2016 of decreasing net debt (a non-GAAP financial measure, see Section 13) by at least $300 million by the end of 2017. The Company's debt maturity profile remains very manageable and well positioned, especially in the short- to medium-term with a total of $94.4 million scheduled debt payments by the end of 2017 and a cash balance of $244 million at the end of the third quarter. The Company continues to target a Net Debt/EBITDA ratio of 1.5 or better, which it believes to be prudent financial policy and planning.

Significant headway and progress achieved in the quarter and subsequent to quarter end include:

•	the filing of the preliminary prospectus related to the purchase rights offering for Brio Gold;

•	the closing of the sale and consequent monetization of the Mercedes mine for a total of $122.5 million in cash and another $26 million in shares, warrants and net smelter return ("NSR");

•	further cash generative consideration from the Mercedes sale over the next twelve months including income tax and VAT recoveries in excess of $20 million;

•
the sale of its share-purchase warrants related to the Sandstorm metal sales agreement for net proceeds of $33.6 million in the third quarter and a cumulative gain of $18.2 million since obtaining the warrants in October of 2015; and

•
the next phase in ongoing efforts to reduce costs from procurement, supply chain, inventory and working capital management, and the integration of these activities, all of which have significant opportunities for optimization and cost savings. These cost savings are expected to be realized through a combination of existing efforts and through more specific initiatives relating to the appointment of a Vice President, Procurement, reporting to the Chief Operating Officer of the Company.

The result of the various monetization initiatives and generation of strong cash flow is that the Company was able to decrease Net Debt (a non-GAAP financial measure, see Section 13) during the quarter and remains well positioned for the anticipated increase in expansionary capital as a result of the construction expenditures budgeted for Cerro Moro in 2017. In 2018, the expected commissioning of Cerro Moro is expected to add to the operating and free cash flows of the Company.

The following table provides a summary of Net Free Cash Flow (a non-GAAP financial measure, see Section 13) during the period:

	For the three months ended		For the nine months ended
(In millions of US Dollars)	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
Cash flows from operating activities of continuing operations	$178.6	$84.4	$488.5	$217.2
Less: Advance payments on metal purchase agreement	—	—	(64.0)	—
Less: Non-discretionary items related to the current period
Sustaining capital expenditures	(83.3)	(54.9)	(203.2)	(162.8)
Interest and finance expenses paid	(17.0)	(21.1)	(65.9)	(76.3)
Net free cash flow (i)	$78.3	$8.4	$155.4	$(21.9)

(i)
A cautionary note regarding non-GAAP financial measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

Cash flows from operating activities from continuing operations for the three months ended September 30, 2016 were $178.6 million, a significant increase compared to the $84.4 million for the three months ended September 30, 2015. Net Free Cash Flow (a non-GAAP financial measure, see Section 13) increased by more than ninefold from the same quarter of 2015 and by more than twofold from the second quarter of 2016.

The Company continues to focus on operational execution, namely tracking or exceeding operational guidance, as it advances efforts to create further value within its portfolio including development of Cerro Moro towards production in early 2018 and Suruca in 2019. The Company will continue to evaluate opportunities for optimizations and other operational improvements across its portfolio to further increase its production profile. Additionally, the Company will continue pursuing internal initiatives to surface value from dormant assets including Agua Rica, Jeronimo, La Pepa, Suyai and Don Sixto, all of which have well-defined delineated mineral reserves and/or mineral resources.

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On a consolidated basis, the Company continues to be well positioned to deliver on gold, silver and copper production, as well as total cost of sales per ounce or pound sold, co-product cash costs per ounce or pound produced (a non-GAAP financial measure, see Section 13) and co-product AISC per ounce or pound produced (a non-GAAP financial measure, see Section 13) guidance for the full year.  Guidance on total cost of sales per ounce or pound sold and previously guided co-product cash costs per ounce or pound produced and co-product AISC per ounce or pound produced is provided below.  There have been no changes to the previously guided co-product cash costs per ounce or pound produced, or co-product AISC per ounce or pound produced.  Expectations are based on current assumptions, as certain mines have exceeded and continue to exceed expectations.  Fourth quarter production for all metals, as customary, is expected to be higher than production of the other quarters of the year.

2016 Guidance	Gold	Silver	Copper
Consolidated total cost of sales per ounce or pound sold	$980 - $1,020	$13.75 - $14.75	$1.80 - $2.00
Consolidated co-product cash costs per ounce or pound produced	$635 - $675	$8.50 - $9.00	$1.55 - $1.75
Consolidated co-product AISC costs per ounce or pound produced	$880 - $920	$12.00 - $12.50	$1.95 - $2.15

2015 Actuals
Consolidated total cost of sales per ounce or pound sold	$1,020	$14.00	$1.69
Consolidated co-product cash costs per ounce or pound produced	$662	$8.28	$1.46
Consolidated co-product AISC costs per ounce or pound produced	$868	$11.35	$1.77

Total cost of sales and co-product cash costs (a non-GAAP financial measure, see Section 13) were impacted mainly by the strengthening of foreign exchange rates. The impact on total cost of sales was partially offset by lower DDA in the current year. Given the strengthening of local currencies, primarily the Brazilian Real, Canadian Dollar and Chilean Peso, as compared to the Company's budgeted assumptions in early 2016, total cost of sales, co-product cash costs (a non-GAAP financial measure, see Section 13) and co-product AISC (a non-GAAP financial measure, see Section 13) have increased in the third quarter compared to the previous two quarters. The impact from Reais denominated expenditures is partially mitigated as a hedge against the variability of the United States Dollar was executed in the first quarter. During the first quarter of 2016, the Company entered into zero-cost collar contracts totalling 510.0 million Reais with average call and put strike prices of 3.40 and 4.13 respectively over the period to April 2017. The nominal amount of the collar contracts remained outstanding at September 30, 2016 was 297.5 million Reais. To further mitigate the risk of the volatility in the Brazilian Real, subsequent to quarter end, the Company entered into additional zero-cost collar contracts totalling 400.0 million Reais with average call and put strike prices of 3.25 and 3.8 respectively for the period May 2017 to December 2017. These hedges will reduce risk in respect to the Company's Brazilian cost structure through 2017.

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4.             SUMMARY OF FINANCIAL AND OPERATING STATISTICS

4.1    Financial Statistics

	For the three months ended		For the nine months ended
(In millions of US Dollars; unless otherwise noted)	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
(Loss)/earnings per share attributable to Yamana equityholders - basic and diluted	$(0.01)	$(0.12)	$0.06	$(0.29)
(Loss)/earnings per share from continuing operations attributable to Yamana equityholders - basic and diluted	$—	$(0.11)	$0.07	$(0.26)
Adjusted earnings/(loss) per share (i) from continuing operations attributable to Yamana Gold Inc. equityholders - basic and diluted	$0.02	$(0.02)	$0.04	$(0.06)
Dividends declared per share	$0.005	$0.015	$0.015	$0.045
Dividends paid per share	$0.005	$0.015	$0.025	$0.045
Weighted average number of common shares outstanding - basic (in thousands)	947,590	946,563	947,374	933,180
Weighted average number of common shares outstanding - diluted (in thousands) (ii)	947,590	946,563	947,953	933,180

(In millions of US Dollars; unless otherwise noted)
Net (loss)/earnings from continuing operations attributable to Yamana equityholders	$(2.1)	$(107.0)	$64.3	$(238.0)
Adjusted earnings/(loss) from continuing operations attributable to Yamana Gold Inc. equityholders (i)	$17.0	$(16.5)	$36.3	$(60.2)
Revenue	$464.3	$424.4	$1,303.3	$1,281.5
Cost of sales excluding depletion, depreciation and amortization	$(261.2)	$(248.0)	$(744.9)	$(762.7)
Mine operating earnings	$91.0	$52.1	$224.4	$152.3
Cash flows from operating activities from continuing operations	$178.6	$84.4	$488.5	$217.2
Cash flows from operating activities before net change in working capital (i)	$173.0	$124.9	$478.7	$360.6
Cash flows from/(used) in investing activities from continuing operations	$12.9	$(59.9)	$(247.5)	$(222.5)
Cash flows used in financing activities from continuing operations	$(33.4)	$(3.3)	$(120.1)	$(36.7)
Revenue per ounce of gold	$1,327	$1,100	$1,256	$1,153
Revenue per pound of copper	$1.86	$2.27	$1.89	$2.34
Revenue per ounce of silver	$19.47	$14.85	$17.32	$16.03
Average realized gold price per ounce (iii)	$1,337	$1,122	$1,266	$1,176
Average realized copper price per pound (iii)	$2.14	$2.85	$2.13	$2.88
Average realized silver price per ounce (iii)	$19.53	$14.88	$17.00	$15.99
Average market gold price per ounce (iv)	$1,335	$1,124	$1,260	$1,178
Average market copper price per pound (iv)	$2.17	$2.39	$2.15	$2.59
Average market silver price per ounce (iv)	$19.61	$14.91	$17.12	$15.99

(i)
A cautionary note regarding non-GAAP financial measures and their respective reconciliations, as well as additional line items or subtotals in financial statements are included in Section 13 of this Management's Discussion and Analysis.

(ii)	For the three months ended September 30, 2016 and the three and nine months ended September 30, 2015, anti-dilutive items have not been included in the weighted average number of shares.

(iii)	Realized prices based on gross sales compared to market prices for metals may vary due to the timing of the sales.

(iv)	Source of information: Bloomberg.

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4.2    Operating Statistics

For the three months ended September 30,	2016	2015		2016	2015
Ounces of production	Gold			Silver
Chapada	28,605	32,029	(11)%	69,266	69,067	—%
El Peñón	53,875	51,983	4%	1,435,986	1,914,356	(25)%
Canadian Malartic (i)	76,427	76,603	—%	—	—	—%
Gualcamayo	42,558	44,076	(3)%	—	—	—%
Minera Florida	28,714	28,989	(1)%	87,274	124,865	(30)%
Jacobina	29,326	28,080	4%	—	—	—%
Pilar	20,237	21,468	(6)%	—	—	—%
Fazenda Brasileiro	17,211	16,963	1%	—	—	—%
RDM (iv)	8,628	—	—%	—	—	—%
Total from continuing operations	305,581	300,191	2%	1,592,526	2,108,288	(24)%
Mercedes (discontinued operations)	23,023	20,155	14%	98,994	88,456	12%
Total production (v)	328,604	320,346	3%	1,691,520	2,196,744	(23)%
Cost of sales excluding depreciation, depletion, amortization per ounce sold	$709	$626	13%	$10.01	$8.82	13%
Depreciation, depletion and amortization per ounce sold	$329	$360	(9)%	$5.35	$5.35	—%
Total cost of sales per ounce sold (vi)
Chapada	$538	$212	154%	$8.55	$4.56	(88)%
El Peñón	$1,071	$1,085	(1)%	$15.51	$14.17	9%
Canadian Malartic (i)	$1,040	$904	15%	$—	$—	—%
Gualcamayo	$1,021	$1,334	(23)%	$—	$—	—%
Minera Florida	$1,032	$1,254	(18)%	$13.96	$16.36	(15)%
Jacobina	$1,167	$816	43%	$—	$—	—%
Pilar	$1,167	$1,056	11%	$—	$—	—%
Fazenda Brasileiro	$1,023	$1,200	(15)%	$—	$—	—%
RDM (iv)	$1,149	$—	—%	$—	$—	—%
Total cost of sales per ounce sold (vi)	$1,038	$986	5%	$15.36	$14.17	8%
Co-product cash costs from continuing operations per ounce produced (ii)
Chapada	$353	$311	(14)%	$3.09	$3.23	4%
El Peñón	$727	$664	9%	$10.11	$8.91	13%
Canadian Malartic (i)	$613	$544	13%	$—	$—	—%
Gualcamayo	$828	$909	(9)%	$—	$—	—%
Minera Florida	$699	$728	(4)%	$9.73	$9.64	1%
Jacobina	$771	$718	7%	$—	$—	—%
Pilar	$791	$652	21%	$—	$—	—%
Fazenda Brasileiro	$751	$686	9%	$—	$—	—%
RDM (iv)	$986	$—	100%	$—	$—	—%
Co-product cash costs from continuing operations per ounce produced (ii)	$692	$643	8%	$9.79	$8.77	12%
All-in sustaining co-product costs from continuing operations per ounce produced (ii)	$965	$844	14%	$13.79	$12.05	14%
Concentrate production				2016	2015
Chapada concentrate production (tonnes)				56,100	63,259	(11)%
Chapada copper contained in concentrate production (millions of lbs)				29.6	34.0	(13)%
Cost of sales excluding depreciation, depletion and amortization per copper pound sold				$1.62	$1.47	10%
Depreciation, depletion and amortization per copper pound sold				$0.29	$0.19	53%
Total cost of sales per copper pound sold				$1.91	$1.66	15%
Chapada co-product cash costs per pound of copper produced (ii)				$1.60	$1.43	12%
Sales included in revenue (iii)				2016	2015
Gold (ounces)				296,330	296,939	—%
Silver (ounces)				1,544,478	2,157,991	(28)%
Chapada concentrate (tonnes)				47,604	55,460	(14)%
Chapada payable copper contained in concentrate (millions of lbs)				22.1	29.1	(24)%

(i)	The Company holds a 50% interest in Canadian Malartic.

(ii)
A cautionary note regarding non-GAAP financial measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

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(iii)	Includes the metals subject to metal sales agreements as applicable.

(iv)	For the period from acquisition on April 29, 2016 to September 30, 2016.

(v)	Excludes the Company's 12.5% equity interest in Alumbrera. Gold production at Alumbrera for the third quarter was 8,015 ounces (2015 - 5,552 ounces).

(vi)	Total cost of sales consists of cost of sales excluding DDA plus DDA.

For the nine months ended September 30,	2016	2015		2016	2015
Ounces of production	Gold			Silver
Chapada	66,944	84,561	(21)%	181,424	203,987	(11)%
El Peñón	164,445	167,914	(2)%	4,566,466	6,108,532	(25)%
Canadian Malartic (i)	222,543	212,937	5%	—	—	—%
Gualcamayo	119,425	127,811	(7)%	—	—	—%
Minera Florida	78,637	83,400	(6)%	334,310	458,354	(27)%
Jacobina	88,298	67,988	30%	—	—	—%
Pilar	64,891	61,858	5%	—	—	—%
Fazenda Brasileiro	52,608	42,961	22%	—	—	—%
RDM (iv)	21,686	—	—%	—	—	—%
Total from continuing operations	879,477	849,430	4%	5,082,200	6,770,873	(25)%
Mercedes (discontinued operations)	70,274	63,731	10%	326,876	280,827	(19)%
Total production (v)	949,751	913,161	4%	5,409,076	7,051,700	(23)%
Cost of sales excluding depreciation, depletion and amortization per ounce sold	$679	$676	—%	$8.76	$8.63	2%
Depreciation, depletion and amortization per ounce sold	$332	$364	(9)%	$4.69	$5.65	(17)%
Total cost of sales per ounce sold (vi)
Chapada	$661	$419	(58)%	$8.82	$4.22	(109)%
El Peñón	$993	$1,047	5%	$13.36	$14.18	6%
Canadian Malartic (i)	$1,015	$970	(5)%	$—	$—	—%
Gualcamayo	$1,071	$1,190	10%	$—	$—	—%
Minera Florida	$1,085	$1,272	15%	$14.24	$17.13	17%
Jacobina	$1,055	$1,147	8%	$—	$—	—%
Pilar	$1,034	$1,036	—%	$—	$—	—%
Fazenda Brasileiro	$911	$1,289	29%	$—	$—	—%
RDM (iv)	$1,092	$—	—%	$—	$—	—%
Total cost of sales per ounce sold (vi)	$1,011	$1,040	3%	$13.45	$14.28	6%
Co-product cash costs from continuing operations per ounce produced (ii)
Chapada	$410	$355	(15)%	$3.21	$3.25	1%
El Peñón	$665	$637	4%	$8.74	$8.67	1%
Canadian Malartic (i)	$597	$593	1%	$—	$—	—%
Gualcamayo	$819	$826	(1)%	$—	$—	—%
Minera Florida	$736	$735	—%	$9.69	$9.98	(3)%
Jacobina	$674	$872	(23)%	$—	$—	—%
Pilar	$698	$751	(7)%	$—	$—	—%
Fazenda Brasileiro	$667	$770	(13)%	$—	$—	—%
RDM (iv)	$878	$—	—%	$—	$—	—%
Co-product cash costs from continuing operations per ounce produced (ii)	$665	$670	(1)%	$8.60	$8.59	—%
All-in sustaining co-product costs from continuing operations per ounce produced (ii)	$905	$885	2%	$12.06	$11.99	1%
Concentrate production				2016	2015
Chapada concentrate production (tonnes)				147,958	172,268	(14)%
Chapada copper contained in concentrate production (millions of lbs)				78.7	94.4	(17)%
Cost of sale excluding depreciation, depletion and amortization per pound of copper sold				$1.62	$1.55	5%
Depreciation, depletion and amortization per pound of copper sold				$0.33	$0.26	23%
Total cost of sale per pound of copper sold				$1.95	$1.81	8%
Chapada co-product cash costs per pound of copper produced (ii)				$1.64	$1.53	7%
Sales included in revenue (iii)				2016	2015
Gold (ounces)				864,071	841,324	3%
Silver (ounces)				4,985,004	6,732,355	(26)%
Chapada concentrate (tonnes)				148,703	166,252	(11)%
Chapada payable copper contained in concentrate (millions of lbs)				70.7	87.4	(19)%

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(i)	The Company holds a 50% interest in Canadian Malartic.

(ii)
A cautionary note regarding non-GAAP financial measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

(iii)	Includes the metals subject to metal sales agreements as applicable.

(iv)	For the period from acquisition on April 29, 2016 to September 30, 2016.

(v)	Excludes the Company's 12.5% equity interest in Alumbrera. Gold production at Alumbrera for the nine-month period was 23,111 ounces (2015 - 15,969 ounces).

(vi)	Total cost of sales consists of cost of sales excluding DDA plus DDA.

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5.    OVERVIEW OF RESULTS

5.1    Overview of Financial Results

	For the three months ended		For the nine months ended
(In millions of US Dollars; unless otherwise noted)	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
Revenue	$464.3	$424.4	$1,303.3	$1,281.5
Cost of sales excluding depletion, depreciation and amortization	(261.2)	(248.0)	(744.9)	(762.7)
Gross margin excluding depletion, depreciation and amortization	$203.1	$176.4	$558.3	$518.8
Depletion, depreciation and amortization	(112.1)	(124.3)	(334.0)	(366.5)
Mine operating earnings	$91.0	$52.1	$224.4	$152.3
Other expenses and income (i)	(82.1)	(41.4)	(215.8)	(196.8)
Earnings/(loss) from operations before income taxes	$8.9	$10.7	$8.6	$(44.5)
Income tax recovery/(expense)	(11.0)	(117.7)	55.7	(193.5)
Net (loss)/earnings from continuing operations	$(2.1)	$(107.0)	$64.3	$(238.0)
Loss from discontinued operations	(9.7)	(6.0)	(5.0)	(34.6)
Net (loss)/earnings	$(11.8)	$(113.0)	$59.3	$(272.6)
Earnings adjustments (ii):
Net (loss)/earnings from continuing operations	$(2.1)	$(107.0)	$64.3	$(238.0)
Non-cash unrealized foreign exchange losses/(gains)	5.4	(39.9)	24.9	(41.4)
Share-based payments/mark-to-market of deferred share units	(1.1)	(1.5)	16.6	3.6
Reorganization costs	—	6.1	—	5.4
Loss on sale of assets	0.8	(0.4)	0.5	(0.6)
Mark-to-market on zero cost collar contract	6.1	—	0.4	—
Mark-to-market on investment and other assets	8.7	(4.6)	(11.2)	(6.5)
Other non-recurring provisions and other adjustments	11.5	1.2	18.5	15.5
Adjusted earnings/(loss) before income tax effect	$29.3	$(146.1)	$114.0	$(262.0)
Non-cash tax on unrealized foreign exchange gains	2.0	130.1	(70.8)	201.8
Income tax effect of adjustments	(14.3)	(0.5)	(6.9)	—
Adjusted earnings/(loss) from continuing operations (ii)	$17.0	$(16.5)	$36.3	$(60.2)
(Loss)/earnings per share from continuing operations (iii) - basic and diluted	$—	$(0.11)	$0.07	$(0.26)
(Loss)/earnings per share - basic and diluted	$(0.01)	$(0.12)	$0.06	$(0.29)
Adjusted earnings/(loss) per share from continuing operations (ii)(iii) - basic and diluted	$0.02	$(0.02)	$0.04	$(0.06)
Adjusted operating cash flows (ii):
Cash flows from operating activities before changes in working capital	$173.0	$124.9	$478.7	$360.6
Advance payments on metal purchase agreement	—	—	(64.0)	—
Adjusted operating cash flows	$173.0	$124.9	$414.7	$360.6

(i)
For the three and nine months ended September 30, 2016, other expenses and income represent the aggregate of the following expenses: general and administrative of $24.8 million and $70.3 million (2015 - $26.4 million and $83.2 million), exploration and evaluation of $3.8 million and $11.9 million (2015 - $4.8 million and $12.5 million), other expenses of $13.8 million and $20.9 million (2015 - $13.3 million and $50.6 million) and net finance expense of $39.7 million and $112.7 million(2015 - finance income $3.1 million and finance expense $50.5million).

(ii)	A cautionary note regarding non-GAAP financial measures and their respective reconciliations are included in Section 13 of this Management's Discussion and Analysis.

(iii)	Attributable to Yamana Gold Inc. equityholders.

Disposition of Mexican operations

On September 30, 2016, the Company completed the sale to Premier Gold Inc. of its Mexican subsidiaries through which the Mercedes mine and Mexican exploration properties were held. Pursuant to the transaction, the Company received total consideration of $122.5 million in cash plus shares, equity securities and net smelter return royalties having an additional value of $26 million. The equity securities received include 6 million common shares of Premier and 3 million common share purchase warrants of Premier that are exercisable at C$4.75 per common share for 24 months. The Company also received a 1.0% net smelter return royalty on the Mercedes mine, that becomes payable upon the earlier of six years from the completion of the sale and the date upon which cumulative production of 450,000 ounces of gold equivalent from Mercedes has been achieved, as well as a 2.0% net smelter return royalty on the La Silla property in Sinaloa, Mexico and the La Espera property

| 12

in Sonora, Mexico. The condensed consolidated interim balance sheet as at September 30, 2016 excludes all balances relating to the Mexican operations, and operating results have been presented as discontinued operations. The Company has recognized a non-cash loss of $24.4 million on the sale associated with the net book value of the properties sold exceeding the proceeds on sale by that amount. Premier Gold Inc. is a North American-focused exploration, development and operation company with multiple gold projects.

For the three months ended September 30, 2016

Net loss from continuing operations attributable to Yamana equityholders for the three months ended September 30, 2016 were $2.1 million or $0.00 per share basic and diluted, compared to net loss of $107.0 million or $0.11 per share basic and diluted for the three months ended September 30, 2015. Loss for the period was lower due to higher gold and silver prices, offset by lower sales of silver and copper, significantly lower realized metal prices for copper. Net loss also reflects the impact of lower depletion, depreciation and amortization ("DDA") resulting from the impairment related to producing properties taken in the fourth quarter of 2015. The Company was able to generate $33.6 million in cash from the disposal of Sandstorm warrants, and realize a cumulative gain of $18.2 million since obtaining the warrants in October of 2015.

Adjusted earnings (a non-GAAP financial measure, see Section 13) from continuing operations were $17 million or $0.02 per share for the three months ended September 30, 2016, compared to adjusted loss of $16.5 million or $0.02 per share for the same period of 2015. Mine operating earnings for the three months ended September 30, 2016 were $91 million, compared to $52.1 million for the same period in 2015.

Revenue for the three months ended September 30, 2016 was $464.3 million, compared to $424.4 million in the same period of 2015 resulting from higher average realized price for gold and silver, offset by lower silver and copper sales and a significantly lower price for copper. Revenue for the third quarter was generated from the sale of 296,330 ounces of gold, 1.5 million ounces of silver and 22.1 million pounds of copper. This compares to sales of 296,939 ounces of gold, 2.2 million ounces of silver and 29.1 million pounds of copper for the three months ended September 30, 2015.

Revenue per ounce of gold was $1,327, per ounce of silver $19.47 and per pound of copper $1.86 for the third quarter of 2016, compared to revenue per ounce of gold was $1,100, per ounce of silver $14.85 and per pound of copper $2.27 for the same quarter in 2015. The average realized price was $1,337 per ounce of gold, $19.53 per ounce of silver and $2.14 per pound of copper for the three months ended September 30, 2016, compared to $1,122 per ounce of gold, $14.88 per ounce of silver and $2.85 per pound of copper for the third quarter in 2015.

Revenue for the quarter was comprised of the following:

For the three months ended September 30,	2016				2015
(In millions of US Dollars; unless otherwise noted)	Quantity Sold (ii)		Revenue per ounce/pound	Revenue	Revenue
Gold (i)	296,330	oz	$1,327	$393.1	$326.2
Silver	1,545,128	oz	$19.47	30.1	32.1
Copper (i)	22,066,423	lbs	$1.86	41.1	66.1
Revenue (ii)				$464.3	$424.4

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For the three months ended September 30,	2016				2015
(In millions of US Dollars; unless otherwise noted)	Quantity Sold (ii)		Average Realized Price	Revenue	Revenue
Gold (i)	296,330	oz	$1,337	$396.1	$333.3

Silver	1,520,397	oz	$19.63	29.8	32.1
Silver subject to metal sales agreement (iii)	24,731	oz	$13.74	0.3	—
	1,545,128	oz	$19.53

Copper (i)	20,919,934	lbs	$2.15	45.0	83.0
Copper subject to metal sales agreement (iii)	1,146,489	lbs	$1.92	2.2	—
	22,066,423	lbs	$2.14
Gross revenue				$473.4	$448.4
(Deduct)/add:
- Treatment and refining charges of gold and copper concentrate				(6.9)	(8.7)
- Sales taxes				(4.1)	(6.6)
- Metal price adjustments related to concentrate revenue				2.0	(8.8)
- Other adjustments				(0.1)	0.1
Revenue (ii)				$464.3	$424.4

(i)	Includes payable copper and gold contained in concentrate.

(ii)	Excludes Mercedes which is a discontinued operation.

(iii)	Balances represent the metals sold under the metal sales agreement with Sandstorm Gold Inc. and Altius Minerals Corp. in respect of the period including deferred revenue amortized of $1.8 million.

Cost of sales excluding DDA for the three months ended September 30, 2016 was $261.2 million, compared to $248.0 million for the same period in 2015. Cost of sales excluding DDA for the third quarter was higher than that of the same period in 2015 reflecting increased cash costs and foreign exchange effect of the appreciation of the Brazilian Real and Chilean Peso, partly offset by lower silver and copper sales volume.

The following table provides a reconciliation of the cost of sales per ounce of gold/ silver, pound of copper sold to the total cost of sales for the quarter:

For the three months ended September 30,	2016				2015
(In millions of US Dollars; unless otherwise noted)	Commercial gold/silver ounces, pounds of copper sold		Cost of sales per gold/silver ounce, pound of copper sold	Total costs of sales	Total Costs
Chapada — Gold	19,772	oz	$538	$10.6	$6.6
Chapada — Silver	26,074	oz	$8.55	0.2	0.2
Chapada — Copper	22,066,423	lbs	$1.90	41.9	47.9
El Peñón — Gold	54,058	oz	$1,071	57.9	57.1
El Peñón — Silver	1,408,900	oz	$15.51	21.9	27.9
Gualcamayo — Gold	42,658	oz	$1,021	43.6	55.9
Canadian Malartic — Gold (50% interest)	75,573	oz	$1,040	78.6	69.3
Minera Florida — Gold	28,220	oz	$1,032	29.1	35.5
Minera Florida — Silver	109,504	oz	$13.96	1.5	2.2
Jacobina — Gold	28,492	oz	$1,167	33.3	22.3
Pilar — Gold	20,362	oz	$1,167	23.8	24.0
Fazenda Brasileiro — Gold	16,840	oz	$1,023	17.2	20.5
RDM— Gold	10,355	oz	$1,149	11.9	—
Corporate office & other				1.8	2.9
Total cost of sales (ii)				$373.3	$372.3
Cost of sales excluding depletion, depreciation and amortization (ii)				$261.2	$248.0
Depletion, depreciation and amortization (ii)				112.1	124.3
Total cost of sales (ii)(iii)				$373.3	$372.3

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The following table provides a reconciliation of the co-product cash cost (a non-GAAP financial measure, see Section 13) to the cost of sales excluding DDA for the quarter:

For the three months ended September 30,	2016				2015
(In millions of US Dollars; unless otherwise noted)	Gold/Silver ounces or pounds of Copper Produced (ii)		Co-Product Cash Cost per Unit Produced	Total Costs	Total Costs
Chapada — Gold	28,605	oz	$353	$10.1	$10.0
Chapada — Silver	69,266	oz	$3.09	0.2	0.2
Chapada — Copper	29,648,035	lbs	$1.60	47.4	48.5
El Peñón — Gold	53,875	oz	$727	39.2	34.5
El Peñón — Silver	1,435,986	oz	$10.11	14.5	17.1
Gualcamayo — Gold	42,558	oz	$828	35.2	40.1
Canadian Malartic — Gold (50% interest)	76,427	oz	$613	46.9	41.6
Minera Florida — Gold	28,714	oz	$699	20.1	21.1
Minera Florida — Silver	87,274	oz	$9.73	0.8	1.2
Jacobina — Gold	29,326	oz	$771	22.6	20.2
Pilar — Gold	20,237	oz	$791	16.0	14.0
Fazenda Brasileiro — Gold	17,211	oz	$751	12.9	11.6
RDM— Gold	8,628	oz	$986	8.5	—
Co-product cash cost of metal produced(i)				$274.4	$260.1
Add (deduct):
- Inventory movements and adjustments				(9.5)	(4.8)
- Treatment and refining charges of gold and copper concentrate				(6.9)	(8.7)
- Commercial and other costs				1.3	(1.5)
- Overseas freight for Chapada concentrate				1.9	2.9
Cost of sales excluding depletion, depreciation and amortization (ii)				$261.2	$248.0
Depreciation, depletion and amortization (ii)				$112.1	$124.3
Total cost of sales (ii) (iii)				$373.3	$372.3

(i)	A cautionary note regarding non-GAAP financial measures is included in Section 13 of this Management’s Discussion and Analysis.

(ii)	Excludes Mercedes which is a discontinued operation.

(iii)	Total cost of sales consists of cost of sales excluding DDA plus DDA.

Gross margin excluding depletion, depreciation and amortization for the third quarter of 2016 was $203.1 million, compared to $176.4 million in the same period of 2015, which resulted from a revenue increase of $39.9 million, partially offset by an increase in cost of sales excluding DDA of $13.2 million.

DDA expense for the three months ended September 30, 2016 was $112.1 million, compared to $124.3 million for the same period of 2015. DDA expense was lower than the comparative period due to lower silver and copper sales volume and reflecting lower asset book values due to the impairment charges recorded in the fourth quarter of 2015, a portion of which related to producing properties. This was partly offset by the addition of DDA expense associated with the RDM mine acquired in April 2016.

Other expenses and income include general and administrative, exploration and evaluation, other expenses and net finance expense totalling $82.1 million for the three months ended September 30, 2016, compared to $41.4 million for the same period in 2015:

•	General and administrative expenses were $24.8 million, 6% lower compared to $26.4 million for the same period in 2015. Results reflect the cost containment initiatives undertaken by the Company.

•
Exploration and evaluation expenses were $3.8 million, compared to $4.8 million for the same period in 2015. Lower exploration and evaluation expenses, relative to 2015, are the result of lower district exploration.

•
Other expenses were $13.8 million, compared to $13.3 million for the same period of 2015. Other expenses in the current period reflect a $6.1 million mark-to-market loss on available-for-sale securities, and write-off of certain assets and tax credits. Additionally, other expenses in 2015 include an equity loss from associate of $6.3 million with no current period comparative balance.

•
Net finance expense was $39.7 million, compared to net finance income of $3.1 million for the same period in 2015. Higher net finance expense is mainly due to a predominately non-cash unrealized foreign exchange loss of $5.4 million, compared to a gain of $39.9

| 15

million for the comparative period in 2015, partly offset by lower interest expense on long-term debt in the third quarter of 2016 compared to the same period of 2015.

Income tax expense for the three months ended September 30, 2016 was $11.0 million, compared to an income tax expense of $117.7 million for the same period in 2015. Income tax expense for the period includes a $2.0 million unrealized foreign exchange loss in tax, compared to a $130.1 million unrealized foreign exchange loss in tax for the same period in 2015.

For the nine months ended September 30, 2016

Net earnings from continuing operations attributable to Yamana equity holders for the nine months ended September 30, 2016 were $64.3 million or $0.07 per share basic and diluted, compared to net loss of $238.0 million or $0.26 per share basic and diluted for the nine months ended September 30, 2015. Earnings for the period were higher due to higher gold sales and prices, partly offset by lower sales of silver and copper, lower realized metal prices for silver and copper and due to lower depletion, depreciation and amortization.

Adjusted earnings (a non-GAAP financial measure, see Section 13) from continuing operations were $36.3 million or $0.04 per share for the nine months ended September 30, 2016, compared to adjusted loss of $58.4 million or $0.06 per share for the same period of 2015. Mine operating earnings for the nine months ended September 30, 2015 were $224.4 million, compared to $152.3 million for the same period in 2015.

Revenue for the nine months ended September 30, 2016 was $1.30 billion, compared to the $1.28 billion for the same period of 2015, as a result of lower sales quantities and prices for silver and copper partly offset by higher sales quantities and prices for gold. Revenue for the nine months ended was generated from the sale of 864,071 ounces of gold, 5.0 million ounces of silver and 70.7 million pounds of copper. This compares to sales of 841,324 ounces of gold, 6.7 million ounces of silver and 87.4 million pounds of copper for the nine months ended September 30, 2015.

Revenue per ounce of gold was $1,256, per ounce of silver $17.32 and per pound of copper $1.89 for the nine months of 2016, compared to revenue per ounce of gold was $1,153, per ounce of silver $16.03 and per pound of copper $2.13 for the same period in 2015. The average realized price was $1,266 per ounce of gold, $17.00 per ounce of silver and $2.13 per pound of copper for the nine months ended September 30, 2016, compared to $1,176 per ounce of gold, $15.99 per ounce of silver and $2.88 per pound of copper for the same period in 2015.

Revenue for the period was comprised of the following:

For the nine months ended September 30,	2016				2015
(In millions of US Dollars; unless otherwise noted)	Quantity Sold (ii)		Revenue per ounce/pound	Revenue	Revenue
Gold (i)	864,071	oz	$1,256	$1,085.1	$969.4
Silver	4,985,654		$16.94	84.4	107.9
Copper (i)	70,741,048		$1.89	133.8	204.2
Revenue (ii)				$1,303.3	$1,281.5

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For the nine months ended September 30,	2016				2015
(In millions of US Dollars; unless otherwise noted)	Quantity Sold (ii)		Average Realized Price	Revenue	Revenue
Gold (i)	864,071	oz	$1,266	$1,093.7	$989.8

Silver	4,881,255	oz	$17.09	83.4	107.6
Silver subject to metal sales agreement (iii)	104,399	oz	$12.85	1.3	—
	4,985,654	oz	$17.00

Copper (i)	68,505,112	lbs	$2.13	146.0	252.0
Copper subject to metal sales agreement (iii)	2,235,936	lbs	$1.99	4.4	—
	70,741,048	lbs	$2.13
Gross revenue				$1,328.8	$1,349.4
(Deduct)/add:
- Treatment and refining charges of gold and copper concentrate				(21.9)	(27.2)
- Sales taxes				(11.6)	(19.5)
- Metal price adjustments related to concentrate revenue				7.8	(21.3)
- Other adjustments				0.2	0.1
Revenue (ii)				$1,303.3	$1,281.5

(i)	Includes payable copper and gold contained in concentrate.

(ii)	Excludes Mercedes which is a discontinued operation.

(iii)	Balances represent the metals sold under the metal sales agreement with Sandstorm Gold Inc. and Altius Minerals Corp. in respect of the period including deferred revenue amortized of $4.0 million.

Cost of sales excluding DDA for the nine months ended September 30, 2016 was $744.9 million, compared to $762.7 million for the same period in 2015. Cost of sales excluding DDA for the third quarter of 2016 was lower than that of the same period in 2015 reflecting cost reduction initiatives implemented, lower silver and copper sales volume and the devaluation of foreign currencies of jurisdictions in which the Company operates.

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The following table provides a reconciliation of the cost of sales per ounce of gold/ silver, pound of copper sold to the total cost of sales for the period:

For the nine months ended September 30,	2016				2015
(In millions of US Dollars; unless otherwise noted)	Commercial gold/silver ounces, pounds of copper sold		Cost of sales per gold/silver ounce, pound of copper sold	Total costs of sales	Total Costs
Chapada — Gold	51,759	oz	$661	$34.2	$33.7
Chapada — Silver	72,650	oz	$8.82	0.6	0.6
Chapada — Copper	70,741,048	lbs	$1.94	137.2	156.6
El Peñón — Gold	164,764	oz	$993	163.6	176.0
El Peñón — Silver	4,576,730	oz	$13.36	61.1	86.9
Gualcamayo — Gold	121,732	oz	$1,071	130.4	148.5
Canadian Malartic — Gold (50% interest)	219,965	oz	$1,015	223.3	205.3
Minera Florida — Gold	76,879	oz	$1,085	83.4	105.6
Minera Florida — Silver	335,624	oz	$14.24	4.8	7.8
Jacobina — Gold	88,084	oz	$1,055	92.9	78.6
Pilar — Gold	63,895	oz	$1,034	66.1	62.7
Fazenda Brasileiro — Gold	54,007	oz	$911	49.2	57.2
RDM— Gold	22,985	oz	$1,092	25.1	—
Corporate office & other				7.0	9.7
Total cost of sales (ii)				$1,078.9	$1,129.2
Cost of sales excluding depletion, depreciation and amortization (ii)				$744.9	$762.7
Depletion, depreciation and amortization (ii)				334.0	366.5
Total cost of sales (ii) (iii)				$1,078.9	$1,129.2

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The following table provides a reconciliation of the co-product cash cost (a non-GAAP financial measure, see Section 13) to the cost of sales excluding DDA for the period:

For the nine months ended September 30,	2016				2015
(In millions of US Dollars; unless otherwise noted)	Gold/Silver ounces or pounds of Copper Produced (ii)		Co-Product Cash Cost per Unit Produced	Total Costs	Total Costs
Chapada — Gold	66,944	oz	$410	$27.5	$30.0
Chapada — Silver	181,424	oz	$3.21	0.6	0.7
Chapada — Copper	78,678,968	lbs	$1.64	128.9	144.2
El Peñón — Gold	164,445	oz	$665	109.4	107.0
El Peñón — Silver	4,566,466	oz	$8.74	39.9	52.9
Gualcamayo — Gold	119,425	oz	$819	97.8	105.6
Canadian Malartic — Gold (50% interest)	222,543	oz	$597	132.8	126.2
Minera Florida — Gold	78,637	oz	$736	57.9	61.3
Minera Florida — Silver	334,310	oz	$9.69	3.2	4.6
Jacobina — Gold	88,298	oz	$674	59.5	59.3
Pilar — Gold	64,891	oz	$698	45.3	46.5
Fazenda Brasileiro — Gold	52,608	oz	$667	35.1	33.1
RDM — Gold	21,686	oz	$878	19.0	—
Co-product cash cost of metal produced(i)				$756.9	$771.4
Add (deduct):
- Inventory movements and adjustments				0.5	5.8
- Treatment and refining charges of gold and copper concentrate				(21.9)	(27.2)
- Commercial and other costs				3.4	3.8
- Overseas freight for Chapada concentrate				6.0	8.9
Cost of sales excluding depletion, depreciation and amortization (ii)				$744.9	$762.7
Depreciation, depletion and amortization (ii)				$334.0	$366.5
Total cost of sales (ii) (iii)				$1,078.9	$1,129.2

(i)	A cautionary note regarding non-GAAP financial measures is included in Section 13 of this Management’s Discussion and Analysis.

(ii)	Excludes Mercedes which is a discontinued operation.

(iii)	Total cost of sales consists of cost of sales excluding DDA plus DDA.

Gross margin excluding depletion, depreciation and amortization for the first nine months of 2016 was $558.3 million, compared to $518.8 million in the same period of 2015, which resulted in increased revenue of $21.8 million and a decrease in cost of sales excluding DDA of $17.8 million.

DDA expense for the nine months ended September 30, 2016 was $334.0 million, compared to $366.5 million for the same period of 2015. DDA expense was lower than the comparative period due to lower silver and copper sales volumes and reflecting lower asset book values due to the impairment charges recorded in the fourth quarter of 2015, a portion of which related to producing properties. This was partly offset by higher gold production and the DDA associated with the newly acquired RDM mine.

Other expenses and income include general and administrative, exploration and evaluation, other expenses and net finance expense totalling $215.8 million for the nine months ended September 30, 2016, compared to $196.8 million for the same period in 2015:

•
General and administrative expenses were $70.3 million or 16% lower, compared to $83.2 million for the same period in 2015. Results reflect the cost containment initiatives undertaken by the Company which continues to anticipate annual G&A to be approximately $100 million, as previously guided.

•
Exploration and evaluation expenses were $11.9 million, compared to $12.5 million for the same period in 2015. Lower exploration and evaluation expenses, relative to 2015, is the result of increased near mine exploration with an end goal of mineral reserve and mineral resource expansion and a decreased emphasis on greenfield exploration.

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•
Other expenses were $20.9 million, compared to $50.6 million for the same period of 2015. Other expenses in 2015 include an equity loss from associate of $17.2 million with no current period comparative balance. The current year-to-date expenses reflect a gain on Sandstorm warrants of $16.3 million with no prior period comparative balance.

•
Net finance expense was $112.7 million, compared to net finance expense of $50.5 million for the same period in 2015. Higher net finance was impacted by predominately non-cash unrealized foreign exchange loss of $25.0 million, compared to a gain of $41.5 million for the comparative period in 2015.

Income tax recovery for the nine months ended September 30, 2016 was $55.7 million, compared to an income tax expense of $193.5 million for the same period in 2015. Income tax recovery for the period includes a $70.8 million unrealized foreign exchange gain in tax, compared to a foreign exchange loss of $201.8 million for the same period in 2015.

5.2    Overview of Operating Results

For the three months ended September 30, 2016

Gold production for the third quarter of 2016 was higher than the comparative period in 2015 and generally in line with expectations at all mines except at El Peñón where the new veins discovered are narrower than expected. Total third quarter gold production also represents consecutive quarterly increases since the first quarter of 2016.

Gold

Third quarter production was 328,604 ounces of gold, higher by 3%, compared to 320,346 ounces of gold produced in the third quarter of 2015. Production of gold from continuing operations was 305,581 ounces (excluding Mercedes), compared to 300,191 ounces, representing an increase of 2%. Individual mine quarterly results represent increases over the third quarter of 2015 including an increase of 4% at Jacobina, 4% at El Peñón and 1% at Fazenda Brasileiro, in addition to the 8,628 ounces from the recently acquired RDM. These increases were partly offset by decreases at Chapada of 11%, Pilar of 6%, Gualcamayo of 3% and Minera Florida of 1%.

Notable increases in production in the third quarter, compared to the second quarter in 2016, include increases of 65% at Chapada, 19% at Minera Florida, 6% at Gualcamayo, 5% at Canadian Malartic.

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The following summarizes the total ounces of gold production by mine from continuing operations for the third quarter of 2016, relative to the comparative quarter in 2015:

-
10,000
20,000
30,000
40,000
50,000
60,000
70,000
80,000
Chapada
El Peñón
Canadian Malartic
Gualcamayo
Minera Florida
Jacobina
Pilar
Fazenda Brasileiro
RDM (i)
Q3 2016
Q3 2015

Total cost of sales for gold in the third quarter of 2016 was $1,038 per ounce sold, compared to $986 per ounce sold in the same period of 2015. Total cost of sales was higher due to increased costs resulting from the foreign exchange effect of the appreciation of the Brazilian Real and Chilean Peso.

Co-product cash costs from continuing operations (a non-GAAP financial measure, see Section 13) for the third quarter were $692 per ounce of gold produced, compared to $643 per ounce of gold produced for the third quarter of 2015, representing an 8% increase due to the appreciation of the Brazilian Real and Chilean Peso.

On a co-product basis, AISC from continuing operations (a non-GAAP financial measure, see Section 13) were $965 per ounce of gold produced for the third quarter, compared to $844 per ounce of gold produced for the third quarter of 2015, representing a 14% increase. Co-product AISC increased, in part due to higher sustaining capital expenditures and mine development, in line with plans, and the appreciation of certain currencies in the jurisdictions in which the Company operates.

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The following summarizes total cost of sales per ounce of gold sold by mine from continuing operations for the third quarter of 2016, relative to the comparative quarter in 2015:

1,400
1,200
1,000
800
600
400
200
-
Cost of Sales per Ounce Sold
Q3 2016
Q3 2015
Chapada
El Peñón
Canadian Malartic
Gualcamayo
Minera Florida
Jacobina
Pilar
Fazenda Brasileiro
RDM (i)

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The following summarizes co-product AISC and the respective cash costs per ounce of gold produced component by mine from continuing operations for the third quarter of 2016, relative to the comparative quarter in 2015:

1,400
1,200
1,000
800
600
400
200
-
AISC in excess of Cash Costs
Cash Costs
Q3 2016
Q3 2015
Chapada
El Peñón
Canadian Malartic
Gualcamayo
Minera Florida
Jacobina
Pilar
Fazenda Brasileiro
RDM (i)

(i)    Acquired on April 29, 2016.

Silver

Third quarter silver production from continuing operations was 1.6 million ounces, compared to the 2.1 million ounces in the same quarter of 2015. Mine sequencing at certain locations continues to extract from areas with lower silver grades. Production was in line with expectations for silver.

Total cost of sales for silver in the third quarter of 2016 was $15.36 per ounce sold, compared to $14.17 per ounce sold in the same period of 2015. Co-product cash costs (a non-GAAP financial measure, see Section 13) for the third quarter were $9.79 per ounce of silver produced, compared to $8.77 per ounce of silver produced in the third quarter of 2015. The increases are predominantly due to the appreciation of the Brazilian Real and Chilean Peso.

Copper

Total copper production for the third quarter of 2016 was 29.6 million pounds, compared to 34.0 million pounds for the same period of 2015 impacted by lower feed grade and lower recovery rate at Chapada, as well as the down-time of the in-pit gyratory crusher, which was under repair in July.

Total cost of sales for copper in the third quarter of 2016 was $1.91 per pound sold, compared to $1.66 per pound sold in the same period of 2015. Co-product cash costs per pound of copper (a non-GAAP financial measure, see Section 13) were $1.60 per pound produced from the Chapada mine, compared to $1.43 per pound of copper produced in the third quarter of 2015, representing a 12% increase. The increases are predominantly due to the appreciation of the Brazilian Real.

For the nine months ended September 30, 2016

Gold production for the first nine months of 2016 was higher than the comparative period in 2015. Production at most mines was generally in line with or above targets except for Chapada and El Peñón.

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Gold

Production in the first nine months was 949,751 ounces of gold, higher by 4%, compared to 913,161 ounces of gold produced in the same period of 2015. Production from continuing operations for the period was 879,477 ounces of gold, higher by 4%, compared to 849,430 ounces of gold produced from continuing operations in the first nine months of 2015. Increases over the first nine months of 2015 includes an increase of 30% at Jacobina, 5% at Canadian Malartic, 22% at Fazenda Brasileiro and 5% at Pilar, in addition to the 21,686 ounces from the recently acquired RDM. These increases were partly offset by decreases at Chapada of 21%, at Gualcamayo of 7%, at Minera Florida of 6% and 2% at El Peñón.

Production, as customary, is expected to peak in the fourth quarter of the year.

The following summarizes the total ounces of gold production by mine for the first nine months of 2016, relative to the comparative period in 2015:

-
50,000
100,000
150,000
200,000
250,000
Chapada
El Peñón
Canadian Malartic
Gualcamayo
Minera Florida
Jacobina
Pilar
Fazenda Brasileiro
RDM (i)
2016
2015
Q1
Q2
Q3

Total cost of sales per ounce of gold in the first nine months of 2016 was $1,011 per ounce sold, compared to $1,040 per ounce sold in the same period of 2015.

Co-product cash costs from continuing operations (a non-GAAP financial measure, see Section 13) for the first nine months of 2016 were $665 per ounce of gold produced, compared to $670 per ounce of gold produced for the same period of 2015, representing a 1% decrease. Total cost of sales and cash costs were positively impacted by several ongoing cost containment initiatives, higher production and lower DDA resulting from the impairment taken in the fourth quarter of 2015.

On a co-product basis, AISC from continuing operations were $905 per ounce of gold produced for the first nine months of 2016, compared to $885 per ounce of gold produced for the same period of 2015, representing a 2% increase.

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The following summarizes total cost of sales per ounce of gold sold by mine from continuing operations for the first nine months of 2016, relative to the comparative quarter in 2015:

1,400
1,200
1,000
800
600
400
200
-
Cost of Sales per Ounce Sold
YTD 2016
YTD 2015
Chapada
El Peñón
Canadian Malartic
Gualcamayo
Minera Florida
Jacobina
Pilar
Fazenda Brasileiro
RDM(i)

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The following summarizes co-product AISC and the respective cash costs per ounce of gold produced component by mine for the first nine months of 2016, relative to the comparative period in 2015:

1,200
1,000
800
600
400
200
-
AISC in excess of Cash Costs
Cash Costs
YTD 2016
YTD 2015
Chapada
El Peñón
Canadian Malartic
Gualcamayo
Minera Florida
Jacobina
Pilar
Fazenda Brasileiro
RDM(i)

(i)    For the period from acquisition on April 29, 2016 to September 30, 2016.

Silver

Silver production from continuing operations for the first nine months of 2016 was 5.1 million ounces, compared to the 6.8 million ounces in the same period of 2015. Mine sequence at certain locations continues to extract from areas with lower silver grades. Production was in line with expectations for silver.

Total cost of sales for silver in the first nine months of 2016 was $13.45 per ounce sold, compared to $14.28 per ounce sold in the same period of 2015. Co-product cash costs (a non-GAAP financial measure, see Section 13) for the first nine months of 2016 were $8.60 per ounce of silver produced, in line with the $8.59 per ounce of silver produced in the same period of 2015.

Copper

Total copper production for the first nine months of 2016 was 78.7 million pounds, compared to 94.4 million pounds for the same period of 2015 impacted by the operating challenges experienced at Chapada in the second quarter as discussed in the 2016 second quarter MD&A.

Total cost of sales for copper in the first nine months of 2016 was $1.95 per pound sold, compared to $1.81 per pound sold in the same period of 2015. Co-product cash costs (a non-GAAP financial measure, see Section 13) per pound of copper for the first nine months of 2016 were $1.64 per pound produced from the Chapada mine, compared to $1.53 per pound of copper produced in the same period of 2015, representing a 7% increase.

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6.    OPERATING MINES

CHAPADA, BRAZIL

	For the three months ended September 30,			For the nine months ended September 30,
Operating Statistics	2016	2015		2016	2015
Production
Concentrate (tonnes)	56,100	63,259	(11)%	147,958	172,268	(14)%
Gold contained in concentrate (ounces)	28,605	32,029	(11)%	66,944	84,561	(21)%
Silver contained in concentrate (ounces)	69,266	69,067	—%	181,424	203,987	(11)%
Copper contained in concentrate (millions of pounds)	29.6	34.0	(13)%	78.7	94.4	(17)%
Total cost of sales per gold ounce sold	$538	$212	154%	$661	$419	58%
Total cost of sales per silver ounce sold	$8.55	$4.56	88%	$8.82	$4.22	109%
Total cost of sales per pound of copper sold	$1.91	$1.66	15%	$1.95	$1.81	8%
Co-product cash costs per gold ounce produced (i)	$353	$311	14%	$410	$355	15%
Co-product cash costs per silver ounce produced (i)	$3.09	$3.23	(4)%	$3.21	$3.25	(1)%
Co-product cash costs per pound of copper produced (i)	$1.60	$1.43	12%	$1.64	$1.53	7%
All-in sustaining co-product costs per gold ounce produced (i)	$494	$404	22%	$553	$443	25%
All-in sustaining co-product costs per silver ounce produced (i)	$4.28	$4.11	4%	$4.29	$4.01	7%
All-in sustaining co-product costs per pound of copper produced (i)	$2.15	$1.79	20%	$2.13	$1.85	15%
Ore mined (tonnes)	5,233,630	5,388,684	(3)%	11,062,046	13,818,088	(20)%
Waste mined (tonnes)	7,602,666	7,472,143	2%	15,619,282	17,356,768	(10)%
Ore processed (tonnes)	5,195,354	5,215,213	—%	14,038,270	14,475,375	(3)%
Gold feed grade (g/t)	0.29	0.34	(15)%	0.27	0.31	(13)%
Copper feed grade (%)	0.33	0.36	(9)%	0.34	0.37	(8)%
Concentrate grade - gold (g/t)	15.86	15.75	1%	14.07	15.27	(8)%
Concentrate grade - copper (%)	23.97	24.34	(2)%	24.13	24.86	(3)%
Gold recovery rate (%)	59.8	56.1	7%	55.0	58.0	(5)%
Copper recovery rate (%)	78.0	81.0	(4)%	75.6	80.5	(6)%
Sales (ii)
Concentrate (tonnes)	47,604	55,460	(14)%	148,703	166,252	(11)%
Payable ounces contained in concentrate
Payable gold contained in concentrate (ounces)	19,772	31,138	(37)%	51,759	80,323	(36)%
Payable silver contained in concentrate (ounces)	26,074	54,072	(52)%	72,650	144,219	(50)%
Payable copper contained in concentrate (millions of pounds)	22.1	29.1	(24)%	70.7	87.4	(19)%
Treatment and refining charges of gold and copper concentrate (millions of $)	$(6.9)	$—	100%	$(21.9)	$—	100%
Metal price adjustments related to concentrate revenue (millions of $)	$2.0	$—	100%	$7.8	$—	100%
Depletion, depreciation and amortization
Per gold ounces sold	$185	$82	126%	$193	$107	80%
Per silver ounces sold	$2.93	$1.09	169%	$2.84	$1.47	93%
Per copper pound sold	$0.28	$0.17	65%	$0.32	$0.24	33%

(i)
A cautionary note regarding non-GAAP financial measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

(ii)	Quantities sold include quantity adjustment on provisional and final invoice settlements.

At Chapada, operations resumed at regular throughput levels for August and September following the challenges related to the mechanical failure of the in-pit crusher encountered in the second quarter, which were resolved in August. The Company revised and implemented improved operational procedures, and preventive maintenance planning to avoid a similar scenario in the future and to optimize reliability. Replacement of the mantle and concave planned for the fourth quarter was brought forward to mid-August and is also complete. Operational improvements, combined with the new mantle and concave, are now showing optimal crusher performance within the mechanical specifications. In addition to the in-pit crusher improvements, the mining operation has recovered from the adverse weather conditions encountered during the second quarter. Mine operations are now fully aligned with a revised mine plan and well positioned to deliver on expectations, and regain some of the production lost during the previous quarters.

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The flotation circuit retrofit is performing as expected. Metallurgists at Chapada are continuing to optimize gold and silver recoveries. In addition, the Company invested in the installation of additional control points, optimization of the logic system, and revision of the operating procedures. These initiatives are expected to further improve metallurgical recovery. Additional processing improvements have been identified and will be evaluated during the fourth quarter.

The modifications and improvements performed have resulted in improved gold feed grade and recoveries. Production expectations were surpassed in September. During the month, Chapada observed the highest gold and copper grades and recovery for the year, at 0.4 g/t and 64%, and 0.36% and 80%, respectively. Consequently, gold and copper production for September reached 14,365 ounces of gold and 11 million pounds of copper. Improvement of recovery rate of gold is expected to add to the momentum of a favourable impact on production month-over-month.

Chapada is on target to recover some of the lost production from earlier in the year, and the Company remains confident in producing 106,000 ounces of gold and 110 million pounds of copper in 2016, with upside potential. Production expectations and guidance for 2017 and 2018 remain unchanged.

Unlike other mines, the specifics of copper concentrate and the logistics of its transportation can generate more significant movements and differences between what is produced and sold. Furthermore, the Company is subject to payable metal provisions, in line with industry standard, whereas 96% of its production of Gold and Copper is sold. For the current quarter, and on a year-to-date basis, sales were significantly below production. This was attributable to the anomalous second quarter production that was below plan, and necessitated a draw-down of concentrate inventory to meet logistics scheduling for concentrate sales. During the third quarter, inventory levels were normalized, aided by the better than anticipated performance in September with increased production, grade and recovery. The Company expects year-to-date production and sales to be more closely aligned in the fourth quarter.

Chapada sold 19,772 ounces of gold and 26,074 ounces of silver for the third quarter of 2016, compared to 31,138 ounces of gold and 54,072 ounces of silver in the third quarter of 2015. Total cost of sales was $538 per ounce of gold sold and $8.55 per ounce of silver sold in the third quarter of 2016, compared to $212 per ounce of gold sold and $4.56 per ounce of silver sold in the third quarter of 2015.

Chapada produced 28,605 ounces of gold and 69,266 ounces of silver for the third quarter of 2016, compared to 32,029 ounces of gold and 69,067 ounces of silver in the third quarter of 2015. Co-product cash costs were $353 per ounce of gold produced and $3.09 per ounce of silver produced in the third quarter of 2016, compared to $311 per ounce of gold produced and $3.23 per ounce of silver produced in the third quarter of 2015.

Total cost of sales, co-product cash costs and co-product all-in sustaining cash costs for the third quarter, compared to the same quarter of 2015 were impacted by the lower production and higher waste movement costs as well as the appreciation of the Brazilian Real.

Chapada sold 51,759 ounces of gold and 72,650 ounces of silver in the first nine months of 2016, compared to 80,323 ounces of gold and 144,219 ounces of silver in the same period of 2015. Total cost of sales was $661 per ounce of gold sold and $8.82 per ounce of silver sold in the first nine months of 2016, compared to $419 per ounce of gold sold and $4.22 per ounce of silver sold in the same period of 2015.

Chapada produced 66,944 ounces of gold and 181,424 ounces of silver in the first nine months of 2016, compared to 84,561 ounces of gold and 203,987 ounces of silver in the same period of 2015. Co-product cash costs were $410 per ounce of gold produced and $3.21 per ounce of silver produced in the first nine months of 2016, compared to $355 per ounce of gold produced and $3.25 per ounce of silver produced in the same period of 2015.

Chapada sold 22.1 million pounds of copper in the third quarter of 2016, compared to 29.1 million pounds of copper sold in the same quarter of 2015. Total cost of sales was $1.91 per pound of copper sold in the third quarter of 2016, compared to $1.66 per pound of copper sold in the same quarter in 2015.

Copper production was 29.6 million pounds in the third quarter of 2016, compared to production of 34.0 million pounds of copper in the same quarter of 2015. Co-product cash costs for copper were $1.60 per pound produced in the third quarter of 2016, compared to $1.43 per pound produced in the same quarter in 2015. Total cost of sales per pound sold and co-product cash costs per pound produced were higher mainly due to lower production and the appreciation of the Brazilian Real.

For the first nine months of the year, 70.7 million pounds of copper were sold, compared to 87.4 million pounds of copper sold in the same period of 2015. Total cost of sales for copper sold was $1.95 per pound sold in the first nine months of 2016, compared to $1.81 per pound sold in the same period in 2015.

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For the first nine months of the year, copper production was 78.7 million pounds, compared to production of 94.4 million pounds of copper in the same period of 2015. Co-product cash costs for copper were $1.64 per pound produced in the first nine months of 2016, compared to $1.53 per pound produced in the same period in 2015.

Higher total cost of sales per ounce sold and co-product cash costs per pound produced for the nine months was due to lower production, partly offset by the devaluation of the Brazilian Real, period over period.

Based on preliminary results, the Company is updating a prior Feasibility Study performed on Suruca with a view of commencing production in 2019. Commencement of production is expected to add between 45,000 to 60,000 ounces of gold production per year at Chapada for an expected initial mine life of between four to five years.

The expansion of the Chapada mine is also under study to ascertain the viability of a staged capacity expansion beyond the currently proposed de-bottlenecking exercise. Work is complete on the identification and documentation of other potential non-processing considerations (e.g. permitting, power supply, water supply, tailings disposal) that may affect the project. Engineering development and capital cost estimation for the process plant expansion cases were completed during September. Financial modeling has been completed and it is to be followed by compilation of the consolidated pre-conceptual study report by the end of October 2016.

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EL PEÑÓN, CHILE

	For the three months ended September 30,			For the nine months ended September 30,
Operating Statistics	2016	2015		2016	2015
Production
Gold production (ounces)	53,875	51,983	4%	164,445	167,914	(2)%
Silver production (ounces)	1,435,986	1,914,356	(25)%	4,566,466	6,108,532	(25)%
Total cost of sales per gold ounce sold	$1,071	$1,085	(1)%	$993	$1,047	(5)%
Total cost of sales per silver ounce sold	$15.51	$14.17	9%	$13.36	$14.18	(6)%
Co-product cash costs per gold ounce produced (i)	$727	$664	9%	$665	$637	4%
Co-product cash costs per silver ounce produced (i)	$10.11	$8.91	13%	$8.74	$8.67	1%
All-in sustaining co-product costs per gold ounce produced (i)	$959	$841	14%	$873	$816	7%
All-in sustaining co-product costs per silver ounce produced (i)	$13.32	$11.29	18%	$11.47	$11.11	3%
Ore mined (tonnes)	341,707	265,966	28%	970,605	881,145	10%
Ore processed (tonnes)	378,168	331,793	14%	1,062,409	1,075,049	(1)%
Gold feed grade (g/t)	4.69	5.15	(9)%	5.11	5.21	(2)%
Silver feed grade (g/t)	138.78	203.97	(32)%	155.45	203.01	(23)%
Gold recovery rate (%)	94.4	94.2	—%	94.3	93.3	1%
Silver recovery rate (%)	85.3	87.5	(3)%	86.0	87.2	(1)%
Sales
Gold Sales (ounces)	54,058	52,633	3%	164,764	168,045	(2)%
Silver Sales (ounces)	1,408,900	1,970,069	(28)%	4,576,730	6,130,827	(25)%
Depletion, depreciation and amortization
Per gold ounce sold	$368	$396	(7)%	$342	$405	(16)%
Per silver ounce sold	$5.40	$5.26	3%	$4.63	$5.51	(16)%

(i)
A cautionary note regarding non-GAAP financial measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

At El Peñón, the Company focused on continuous improvement initiatives. Mine development increased further from the levels observed in the second quarter, and will support increased production from narrow vein areas. Mine development productivity continued to improve reaching over 20% compared to the base line at the beginning of the year. Other improvement initiatives in the mine continue to advance, including the optimization of the minimum mining width for narrower veins in the North Block, an ongoing review of the mining method and mineral reserves with the objective of improving ore recovery and dilution in the narrow veins areas.

The Company has undertaken a series of studies to determine a sustainable, longer term optimal production level at the mine. These studies take into account existing reserves, conversion of resources, recent production levels and the more recent narrow vein discoveries.  Considerable amounts are spent on exploration and development at the mine and near mine and, among the objectives of these studies, the Company is seeking to determine how to reduce spend on exploration and development per year, allowing maximization of cash flow.  While it is expected that this may impact near term and/or sustainable annual production levels, an evaluation of that impact is not yet complete. The Company believes this approach is conducive to production being sustainable over a longer period.

While more recently discovered veins are narrow, the Company has begun to test for extensions of major vein structures including at Quebrada Colorada, Quebrada Orito and Providencia.  This program has been successful locating extensions both above and beneath these previously mined structures at widths that are consistent with historically wider veins in those structures.  This program has began only recently and insufficient information is available to determine how much this will or may positively impact annual production.  Construction of a two-kilometre tunnel extensions to gain better access for drilling to targets and mineralization beneath Quebrada Colorada was approved in the fourth quarter and is now underway. The development is being done in four exploration ramps.

While there continues to be considerable geological potential at the mine and near mine, the mine began production in 1999 and since that time produced an approximate 4.7 million ounces of gold and 116 million ounces of silver.  Further, the mine has been owned and operated by the Company since late 2007 and the mine has produced over 2.6 million gold ounces and 81 million silver ounces since that time.

El Peñón sold 54,058 ounces of gold and 1.4 million ounces of silver in the third quarter of 2016, compared to 52,633 ounces of gold and 2.0 million ounces of silver in the same period of 2015. Total cost of sales was $1,071 per ounce of gold sold and $15.51 per ounce of silver sold in the third quarter of 2016, compared to $1,085 per ounce of gold sold and $14.17 per ounce of silver sold in third quarter of 2015.

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El Peñón produced 53,875 ounces of gold and 1.4 million ounces of silver in the third quarter of 2016, compared to 51,983 ounces of gold and 1.9 million ounces of silver in the same period of 2015.  Higher gold production was due to higher throughput partly offset by lower feed grades.  Lower silver production, compared to the third quarter of 2015, was anticipated due to lower planned feed grade despite the higher throughput.  Feed grade in September was 4.46 g/t.  Grades in the fourth quarter are expected to continue at levels comparable to September. Co-product cash costs were $727 per ounce of gold produced and $10.11 per ounce of silver produced in the third quarter of 2016, compared to $664 per ounce of gold produced and $8.91 per ounce of silver produced in third quarter of 2015.

Total cost of sales per ounce sold and co-product cash costs per ounce produced for both gold and silver were mainly impacted by lower feed grade and higher mine development offset by higher gold production and cost containment initiatives. The increase in total cost of sales per ounce sold resulting from the aforementioned was offset by lower DDA resulting from the impairment taken in the fourth quarter of 2015.

El Peñón sold 164,764 ounces of gold and 4.6 million ounces of silver in the first nine months of 2016, compared to 168,045 ounces of gold and 6.1 million ounces of silver in the same period of 2015. Total cost of sales was $993 per ounce of gold sold and $13.36 per ounce of silver sold in the first nine months of 2016, compared to $1,047 per ounce of gold sold and $14.18 per ounce of silver sold in same period of 2015.

El Peñón produced 164,445 ounces of gold and 4.6 million ounces of silver in the first nine months of 2016, compared to 167,914 ounces of gold and 6.1 million ounces of silver in the same period of 2015. Co-product cash costs were $665 per ounce of gold produced and $8.74 per ounce of silver produced in the first nine months of 2016, compared to $637 per ounce of gold produced and $8.67 per ounce of silver produced in same period of 2015.

CANADIAN MALARTIC (50% interest), CANADA

	For the three months ended September 30,			For the nine months ended September 30,
Operating Statistics	2016	2015		2016	2015
Production
Gold production (ounces)	76,427	76,603	—%	222,543	212,937	5%
Total cost of sales per gold ounce sold	$1,040	$904	15%	$1,015	$970	5%
Co-product cash costs per gold ounce produced (i)	$613	$544	13%	$597	$593	1%
All-in sustaining co-product costs per gold ounce produced (i)	$774	$654	18%	$778	$740	5%
Ore mined (tonnes)	2,569,251	2,624,657	(2)%	7,541,249	7,838,402	(4)%
Waste mined (tonnes)	5,394,586	5,344,536	1%	15,800,872	17,280,136	(9)%
Ore processed (tonnes)	2,483,516	2,470,342	1%	7,388,155	7,116,897	4%
Gold feed grade (g/t)	1.07	1.08	(1)%	1.05	1.04	1%
Gold recovery rate (%)	89.2	89.0	—%	89.4	89.1	—%
Sales
Gold Sales (ounces)	75,573	76,620	(1)%	219,965	211,687	4%
Depletion, depreciation and amortization
Per gold ounce sold	$413	$362	14%	$411	$379	8%

(i)
A cautionary note regarding non-GAAP financial measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

At Canadian Malartic, third quarter production results met expectations, well positioning the mine to deliver on full year guidance. Third quarter production and feed grade were in line with the third quarter of 2015.

Canadian Malartic sold 75,573 ounces of gold on a 50%-basis in the third quarter, compared to 76,620 ounces of gold in the period of 2015. Total cost of sales was $1,040 per ounce of gold sold in the third quarter, compared to $904 per ounce sold in the third quarter of 2015.

In the third quarter of 2016, Canadian Malartic produced 76,427 ounces of gold on a 50%-basis, compared to 76,603 ounces of gold in the third quarter of 2015. Co-product cash costs were $613 per ounce of gold in the third quarter, compared to $544 per ounce in the third quarter of 2015. Total cost of sales per ounce sold and co-product cash costs per ounce produced were higher in the quarter primarily due to unplanned maintenance on the leach tank, ball mill and crusher components in the process plant and additional stripping costs. In addition, extra contractors were employed to maximize stripping activities in the north part of the pit to access higher grades.

In the first nine months of 2016, Canadian Malartic sold 219,965 ounces of gold on a 50%-basis compared to 211,687 ounces of gold in the same period of 2015. Total cost of sales was $1,015 per ounce of gold sold for the first nine months of 2016, compared to $970 per ounce sold for the same period of 2015.

Canadian Malartic produced 222,543 ounces of gold on a 50%-basis in the first nine months of 2016 compared to 212,937 ounces of gold in the same period of 2015. Co-product cash costs of $597 per ounce produced in the first nine months of 2016, compared to $593 per ounce produced for the same period of 2015. Production was higher due to increased throughput levels and slightly higher gold grades; costs were similar to prior-year period.

Canadian Malartic is continuing to evaluate opportunities with a focus on cost reduction and increased production within both the mine and processing plant. The new remote shovel is improving productivity, as expected, which increases mining flexibility in the higher grade northern area of the pit. In recent years, the mine has focused on reducing the number of active mining benches to increase productivity and simplify the mining sequence and significant progress has been made in this regard. At the processing plant, operations is continuously seeking opportunities to increase the productivity of the SAG and crushing circuit. Canadian Malartic is also continuing to evaluate opportunities to optimize the returns from this cornerstone asset, including opportunities to include a production contribution from the Odyssey project.

On August 2, 2016, Canadian Malartic General Partnership (“CMGP”), the operator of the Canadian Malartic mine, was served with a class action lawsuit with respect to allegations involving the Canadian Malartic mine. Beginning in the spring of 2015, Canadian Malartic GP has been working collaboratively with the community of Malartic and its citizens to develop a “Good Neighbour Guide” that addresses the allegations contained in the lawsuit and is disappointed by this development. Yamana and Canadian Malartic GP will take all reasonable steps necessary to defend themselves from this lawsuit. At the current time, the Company does not believe it is probable that any amounts will be paid with respect to these lawsuits and the amount and timing cannot be reasonably estimated.

In addition, on August 15, 2016, CMGP received notice of an application for injunction relating to the Canadian Malartic mine, which has been filed under the Environment Quality Act (Quebec). The next hearing related to the injunction is expected to be heard in March 2017. The request for injunction aims to restrict the Canadian Malartic mine's mining operations to sound levels and mining volumes below the limits to which it is subject. Yamana and CMGP have reviewed the injunction request, consider the request without merit and will take all reasonable steps to defend against this injunction.

CMGP is currently analyzing the potential impacts of the injunction in the event that it is granted. While at this time the potential impacts cannot be definitively determined, the Company expects that if the injunction were to be granted there would be a negative impact on the operations of the Canadian Malartic mine, which could include a reduction in production and shift reductions resulting in the loss of jobs.

Following the Quebec Bureau des Audiences Publiques sur l’Environnement (“BAPE”) public hearings in June and July 2016, permitting of the Canadian Malartic Extension and Highway 117 deviation reached an important milestone with the issue of the BAPE report on October 5, 2016.  The report concluded that the project is acceptable and gives some recommendations to enhance social acceptability.  The next step is for the Ministre du Développement durable, de l’Environnement et de la Lutte contre les changements climatiques (“MDDLECC”) to review the report and submit his decision for approval by Cabinet.  No firm date for the approval has been set but the Partnership anticipates that this may occur in the first half of 2017.

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GUALCAMAYO, ARGENTINA

	For the three months ended September 30,			For the nine months ended September 30,
Operating Statistics	2016	2015		2016	2015
Production
Gold production (ounces)	42,558	44,076	(3)%	119,425	127,811	(7)%
Total cost of sales per gold ounce sold	$1,021	$1,334	(23)%	$1,071	$1,190	(10)%
Co-product cash costs per gold ounce produced (i)	$828	$909	(9)%	$819	$826	(1)%
All-in sustaining co-product costs per gold ounce produced (i)	$904	$939	(4)%	$862	$864	—%
Ore mined (tonnes)	2,300,933	1,939,607	19%	6,578,450	5,531,976	19%
Waste mined (tonnes)	2,516,472	6,652,510	(62)%	7,598,316	20,309,295	(63)%
Ore processed (tonnes)	2,066,122	1,886,053	10%	5,941,265	5,385,009	10%
Gold feed grade (g/t)	1.15	1.06	8%	1.01	1.26	(20)%
Gold recovery rate (%)	57.2	68.3	(16)%	62.3	58.7	6%
Sales
Gold Sales (ounces)	42,658	41,902	2%	121,732	124,839	(2)%
Depletion, depreciation and amortization
Per gold ounce sold	$235	$404	(42)%	$241	$325	(26)%

(i)
A cautionary note regarding non-GAAP financial measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

Gualcamayo continued its strong performance, well positioning it to meet both annual production expectations and costs targets. Increased production quarter-over-quarter is expected to continue in the fourth quarter, according to plan. This is the result of expected higher grades supported by higher throughput from the build-up of ore inventory placed on the leach pad, and the ramp-up of the sub-level caving in the underground mine, which is progressing into higher grade areas. The higher production tonnage and better feed grade mitigated the impact of the lower recovery rate.

Gualcamayo sold 42,658 ounces of gold in the third quarter of 2016, compared to 41,902 ounces of gold in the same quarter of 2015. Total cost of sales was $1,021 per ounce of gold sold in the third quarter of 2016, compared to $1,334 per ounce of gold sold in the third quarter of 2015.

In the third quarter of 2016, Gualcamayo produced 42,558 ounces of gold, compared to 44,076 ounces of gold in the same quarter of 2015. Lower production in the third quarter was mainly due to lower recovery rate, partly offset by higher throughput in line with mine sequencing. Co-product cash costs were $828 per ounce of gold produced in the third quarter of 2016, lower by 9%, compared to $909 per ounce of gold produced in the third quarter of 2015.

Lower total cost of sales per ounce sold and co-product cash costs per ounce produced were mainly attributable to the reductions in external mine contractors and positive impact of decreased fuel costs despite local inflationary pressures on manpower related costs and camp services. In addition, total cost of sales were lower due to lower DDA resulting from the impairment taken in the fourth quarter of 2015.

In the first nine months of 2016, Gualcamayo sold 121,732 ounces of gold, compared to 124,839 ounces of gold in the same period of 2015. Total cost of sales was $1,071 per ounce of gold sold in the first nine months of 2016, compared to $1,190 per ounce of gold sold in the same period of 2015.

Gualcamayo produced 119,425 ounces of gold in the first nine months of 2016, compared to 127,811 ounces of gold in the same period of 2015, in line with mine plan. Co-product cash costs were $819 per ounce of gold produced in the first nine months of 2016, compared to $826 per ounce of gold produced in the same period of 2015.

Exploration drill testing of the Cerro Condor and Potenciales near mine targets which was defined by surface sampling in and around the QDD Main Pit in the first quarter of 2016, has returned positive results, including a 104-metre intercept at 1.41 g/t gold. Further drilling and technical work was completed during the third quarter providing results towards supporting the goal of extending the mine life of the open pit. Assessment and engineering related to these new targets will continue in the fourth quarter, with additional investment approved to continue the program.

The Deep Carbonates project is a potential large scale, bulk tonnage underground operation beneath the current QDD pit limits with recoverable gold currently estimated at more than 1.1 million ounces. The project has advanced with the detailed review of a number of mining method alternatives to improve the capital expenditures profile as well as seeking to identify an economically viable arsenic abatement process. The mining consultants have completed their optimization work on three throughput scenarios, and the work of the arsenic specialist has also been

| 32

completed. The results of the aforementioned work have shown that a technically and economically viable project exists at a conceptual study level of definition. This has justified the initiation of an extensive drilling campaign to expand the resource base and thereby enhance the project economics. The drilling campaign will be designed in the fourth quarter of 2016 and will be executed during 2017 and 2018. The mineralization is open in almost every direction and continued exploration is expected to improve the project economics.

MINERA FLORIDA, CHILE

	For the three months ended September 30,			For the nine months ended September 30,
Operating Statistics	2016	2015		2016	2015
Production
Gold production (ounces)	28,714	28,989	(1)%	78,637	83,400	(6)%
Silver production (ounces)	87,274	124,865	(30)%	334,310	458,354	(27)%
Total cost of sales per gold ounce sold	$1,032	$1,254	(18)%	$1,085	$1,272	(15)%
Total cost of sales per silver ounce sold	$13.96	$16.36	(15)%	$14.24	$17.13	(17)%
Co-product cash costs per gold ounce produced (i)	$699	$728	(4)%	$736	$735	—%
Co-product cash costs per silver ounce produced (i)	$9.73	$9.64	1%	$9.69	$9.98	(3)%
All-in sustaining co-product costs per gold ounce produced (i)	$954	$898	6%	$940	$906	4%
All-in sustaining co-product costs per silver ounce produced (i)	$13.26	$11.94	11%	$12.22	$12.30	(1)%
Ore mined (tonnes)	222,680	220,053	1%	671,896	637,192	5%
Ore processed (tonnes)	456,673	462,319	(1)%	1,274,490	1,383,200	(8)%
Gold feed grade (g/t)	2.28	2.41	(5)%	2.31	2.30	—%
Silver feed grade (g/t)	11.11	14.45	(23)%	14.42	17.96	(20)%
Gold recovery rate (%)	81.9	80.9	1%	82.0	81.1	1%
Silver recovery rate (%)	50.1	52.2	(4)%	54.5	56.8	(4)%
Sales
Gold Sales (ounces)	28,220	28,659	(2)%	76,879	83,015	(7)%
Silver Sales (ounces)	109,504	133,850	(18)%	335,624	457,309	(27)%
Depletion, depreciation and amortization
Per gold ounce sold	$313	$503	(38)%	$351	$524	(33)%
Per silver ounce sold	$4.23	$6.73	(37)%	$4.55	$7.15	(36)%

(i)
A cautionary note regarding non-GAAP financial measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

At Minera Florida, gold and silver production were in line with plan and production is expected to continue to increase over the remainder of 2016. Higher production is expected in the last quarter of the year from higher throughput at both plants, reducing overall costs.

Gold production was in line compared to the third quarter of 2015, despite lower feed grades and slightly lower throughput, partly offset by higher gold recoveries. Silver production was lower due to lower feed grades as per plan and lower silver recoveries.

In the third quarter of 2016, Minera Florida sold 28,220 ounces of gold and 109,504 ounces of silver, compared to 28,659 ounces of gold and 133,850 ounces of silver in the same quarter of 2015. Total cost of sales was $1,032 per ounce of gold sold and $13.96 per ounce of silver sold in the third quarter of 2016, compared to $1,254 per ounce of gold sold and $16.36 per ounce of silver sold in the same quarter of 2015.

In the third quarter of 2016, Minera Florida produced 28,714 ounces of gold and 87,274 ounces of silver, compared to 28,989 ounces of gold and 124,865 ounces of silver in the same quarter of 2015. Co-product cash costs were $699 per ounce of gold produced and $9.73 per ounce of silver produced in the third quarter of 2016, compared to $728 per ounce of gold produced and $9.64 per ounce of silver produced in the same quarter of 2015.

Lower total costs of sales per ounce sold for gold and silver and co-product cash costs per ounce produced for gold compared to the third quarter of 2015 were due to cost improvement initiatives, despite lower feed grades. Co-product cash costs per ounce of silver produced were slightly higher due to the lower feed grade and recovery. Additionally, total cost of sales benefited from lower DDA resulting from the impairment taken in the fourth quarter of 2015.

During the first nine months of 2016, Minera Florida sold 76,879 ounces of gold and 335,624 ounces of silver, compared to 83,015 ounces of gold and 457,309 ounces of silver in the same period of 2015. Total cost of sales was $1,085 per ounce of gold sold and $14.24 per ounce of

| 33

silver sold in the first nine months of 2016, compared to $1,272 per ounce of gold sold and $17.13 per ounce sold of silver in the same period of 2015.

Minera Florida produced 78,637 ounces of gold and 334,310 ounces of silver in the first nine months of 2016, compared to 83,400 ounces of gold and 458,354 ounces of silver in the same period of 2015. Co-product cash costs were $736 per ounce of gold produced and $9.69 per ounce of silver produced in the first nine months of 2016, compared to $735 per ounce of gold produced and $9.98 per ounce of silver produced in the same period of 2015.

Progress on reducing down time in the underground mine, in addition to the initiatives relating to the processing plant to improve metal recoveries continued during the third quarter; these efforts have impacted positively in gold recovery and improving the zinc concentrate grade while reducing its contents of deleterious metals. Further work continues in order to optimize the zinc flotation and define a patch to produce lead concentrate which could potentially also be applied as a credit to the cost structure.

In September, Minera Florida completed the consolidation of the core Florida Mine concessions and outright purchase of concessions surrounding the mine area that total more than 3,100 hectares. The deal structure includes payments being performed in three installments, a 0.8% NSR on the Agua Fria core mine area and a 1.5% NSR on the outlying concession areas. These NSRs are lower than in the previous rental agreement at the core mine, therefore, operating costs are expected to be lower under this new agreement.

The consolidation of the district will allow the Company's geologists to apply their knowledge of the core mine mineral system to these adjacent concessions to further develop both new and existing targets which would immediately contribute to the mineral resources of the district. The exploration program will drill test the Las Pataguas target during the fourth quarter and begin to extend the Hornitos tunnel in the first quarter of 2017 to reach additional structural and geophysical targets in 2017 and 2018. Surface review of the newly acquired ground will begin immediately with a mapping and geochemical sampling program. Targets developed through these evaluations will be prioritized for drill testing in 2017 and beyond.

It is estimated that the core mine area has produced in excess of 1 million gold ounces (based on early production records) over a 30 year mine life. The mine and district geologists believe that the newly acquired ground has the potential to continue and significantly grow this production profile well into the future.

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JACOBINA, BRAZIL

	For the three months ended September 30,			For the nine months ended September 30,
Operating Statistics	2016	2015		2016	2015
Production
Gold production (ounces)	29,326	28,080	4%	88,298	67,988	30%
Total cost of sales per gold ounce sold	$1,167	$816	43%	$1,055	$1,147	(8)%
Co-product cash costs per gold ounce produced (i)	$771	$718	7%	$674	$872	(23)%
All-in sustaining co-product costs per gold ounce produced (i)	$1,201	$962	25%	$989	$1,142	(13)%
Ore mined (tonnes)	454,905	372,511	22%	1,324,019	1,087,724	22%
Ore processed (tonnes)	449,937	357,686	26%	1,328,915	1,072,267	24%
Gold feed grade (g/t)	2.11	2.59	(19)%	2.16	2.10	3%
Gold recovery rate (%)	96.0	94.2	2%	95.8	94.1	2%
Sales
Gold Sales (ounces)	28,492	27,287	4%	88,084	68,576	28%
Depletion, depreciation and amortization
Per gold ounce sold	$298	$190	57%	$317	$296	7%

(i)
A cautionary note regarding non-GAAP financial measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

Jacobina continues to exceed production guidance quarter-over-quarter. Gold production for the first nine months of 2016 is 30% higher than the equivalent period in 2015. The sustaining capital investment during the quarter and year-to-date, especially in underground development, provides the opportunity to sustain higher production rates at a lower cost. However, the increased development activity and spend during quarter the negatively impacted AISC, but has the anticipated impact of reducing future costs more in line with year-to-date results.

Lower gold grade during the third quarter of 2016, compared with the third quarter of 2015, is mainly attributable to the planned mining sequence which mined certain ore outside of the Mineral Reserve, which is lower grade. During the fourth quarter, the Company will evaluate changes to the current mining method that has potential to increase mining productivity. An increase in mining productivity is expected to improve the overall performance of the operation and ensure that the production for the year is at or above guidance. Mine management is currently in the process of deploying additional cost reduction initiatives.

Jacobina sold 28,492 ounces of gold in the third quarter, compared to 27,287 ounces of gold in the same quarter of 2015. Total cost of sales was $1,167 per ounce of gold sold in the third quarter of 2016, compared to $816 per ounce of gold sold in the third quarter of 2015.

In the third quarter of 2016, Jacobina produced 29,326 ounces of gold, compared to 28,080 ounces of gold in the same quarter of 2015. Co-product cash costs were $771 per ounce of gold produced in the third quarter of 2016, compared to $718 per ounce of gold produced in the third quarter of 2015. Higher total cost of sales per gold ounce sold and co-product cash costs per gold ounce produced was mainly due to the appreciation of the Brazilian Real. Production in the third quarter of 2016 exceeded the third quarter of 2015 by 4% as the mine benefited from higher throughout and higher recovery rate, partly offset by lower feed grade.

During the first nine months, Jacobina sold 88,084 ounces of gold, compared to 68,576 ounces of gold in the same period of 2015. Total cost of sales was $1,055 per ounce of gold sold in the first nine months of 2016, compared to $1,147 per ounce of gold sold in the same period of 2015.

Jacobina produced 88,298 ounces of gold in the first nine months of 2016, compared to 67,988 ounces of gold in the same period of 2015. Co-product cash costs were $674 per ounce of gold produced in the first nine months of 2016, compared to $872 per ounce of gold produced in the same period of 2015. Lower co-product cash costs per gold ounce for the nine months was due to higher production and the devaluation of the Brazilian Real, period over period.

| 35

PILAR, BRAZIL

	For the three months ended September 30,			For the nine months ended September 30,
Operating Statistics	2016	2015		2016	2015
Production
Gold production (ounces)	20,237	21,468	(6)%	64,891	61,858	5%
Total cost of sales per gold ounce sold	$1,167	$1,056	11%	$1,034	$1,036	—%
Co-product cash costs per gold ounce produced (i)	$791	$652	21%	$698	$751	(7)%
All-in sustaining co-product costs per gold ounce produced (i)	$1,067	$854	25%	$883	$883	—%
Ore mined (tonnes)	280,235	277,019	1%	870,243	800,414	9%
Ore processed (tonnes)	277,738	281,788	(1)%	864,677	855,066	1%
Gold feed grade (g/t)	2.37	2.51	(6)%	2.45	2.40	2%
Gold recovery rate (%)	95.5	94.3	1%	95.4	93.7%	2%
Sales
Gold Sales (ounces)	20,362	21,588	(6)%	63,895	60,507	6%
Depletion, depreciation and amortization
Per gold ounce sold	$454	$420	8%	$402	$268	50%

(i)
A cautionary note regarding non-GAAP financial measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

At Pilar, production in the third quarter of 2016 was 20,237 ounces of gold, compared to 21,468 ounces in the same period of 2015, and is on track to meet production guidance of 85,000 to 90,000 ounces in 2016.

At Pilar, 20,362 ounces of gold were sold at total cost of sales $1,167 per ounce of gold sold in the third quarter of 2016, compared to 21,588 ounces of gold sold at total cost of sales of $1,056 per ounce of gold sold in the third quarter of 2015.

Co-product cash costs were $791 per ounce of gold produced in the third quarter of 2016, compared to $652 per ounce of gold produced in the third quarter of 2015. Cash costs were impacted by a strengthening Brazilian Real and lower feed grade resulting in lower production.

Total cost of sales per ounce sold, co-product cash costs and co-product AISC per ounce produced, were primarily impacted by the strengthening of the Brazilian real which increased input costs at the mine, and lower production and sales ounces when compared to the comparative period. Sustaining capital expenditures for the third quarter of 2016 were higher, compared to the third quarter of 2015. The increase in the third quarter of 2016 is due to timing differences for both mine development activities and the delivery of new mine equipment. Absent these timing differences, the sustaining capital expenditure is expected to normalize.

In the first nine months of 2016, Pilar sold 63,895 ounces of gold at total cost of sales of $1,034 per ounce of gold sold, compared to 60,507 ounces of gold sold at total cost of sales of $1,036 per ounce of gold sold in the same period of 2015.

Pilar produced 64,891 ounces of gold in the first nine months of 2016, compared to 61,858 ounces of gold in the same period of 2015. Co-product cash costs were $698 per ounce of gold produced in the first nine months of 2016, compared to $751 per ounce of gold produced in the same period of 2015.

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FAZENDA BRASILEIRO, BRAZIL

	For the three months ended September 30,			For the nine months ended September 30,
Operating Statistics	2016	2015		2016	2015
Production
Gold production (ounces)	17,211	16,963	1%	52,608	42,961	22%
Total cost of sales per gold ounce sold	$1,023	$1,200	(15)%	$911	$1,289	(29)%
Co-product cash costs per gold ounce produced (i)	$751	$686	9%	$667	$770	(13)%
All-in sustaining co-product costs per gold ounce produced (i)	$1,039	$826	26%	$884	$975	(9)%
Ore mined (tonnes)	331,994	323,959	2%	912,432	892,648	2%
Ore processed (tonnes)	321,683	311,470	3%	931,232	861,629	8%
Gold feed grade (g/t)	1.88	1.94	(3)%	1.99	1.82	9%
Gold recovery rate (%)	88.5	87.5	1%	88.2	85.4	3%
Sales
Gold Sales (ounces)	16,840	17,111	(2)%	54,007	44,331	22%
Depletion, depreciation and amortization
Per gold ounce sold	$225	$473	(52)%	$238	$483	(51)%

(i)
A cautionary note regarding non-GAAP financial measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

Fazenda Brasileiro sold 16,840 ounces of gold at total cost of sales of $1,023 per ounce of gold sold in the third quarter of 2016, compared to 17,111 ounces of gold sold at total cost of sales of $1,200 per ounce of gold sold in the third quarter of 2015.

At Fazenda Brasileiro, production was 17,211 ounces of gold, 1% higher when compared to the 16,963 ounces of gold produced in the same quarter of 2015. Co-product cash costs were $751 per ounce of gold produced in the third quarter, compared to $686 per ounce of gold produced in the third quarter of 2015. Production was relatively flat with higher throughput and higher recoveries offset by lower feed grade. Fazenda Brasileiro is on track to meet production guidance of 63,000 to 68,000 ounces in 2016.

Total cost of sales per ounce sold, co-product cash costs and co-product AISC per ounce produced were primarily impacted by the strengthening of the Brazilian real which increased input costs at the mine. The increase to total cost of sales from the aforementioned reason was offset by the decrease in DDA resulting from the impairment taken on December 31, 2015. Furthermore, sustaining capital expenditures in the third quarter of 2016 were higher compared to the third quarter of 2015. The increase is a result of timing differences of both mine development activities and the delivery of new mine equipment, as well as a $0.9 million expenditure for commencement of a tailings dam raise in third quarter of 2016 which is expected to be completed in December 2016. The higher level of sustaining capital expenditure in the third quarter of 2016 was due to these timing differences.

During the first nine months of 2016, Fazenda Brasileiro sold 54,007 ounces of gold at total cost of sales of $911 per ounce of gold sold, compared to 44,331 ounces of gold at total cost of sales of $1,289 per ounce of gold sold in the same period of 2015.

Fazenda Brasileiro produced 52,608 ounces of gold in the first nine months of 2016, compared to 42,961 ounces of gold produced in the same period of 2015. Co-product cash costs were $667 per ounce of gold produced in the first nine months of 2016, compared to $770 per ounce of gold produced in the same period of 2015.

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RDM, BRAZIL

	For the three months ended September 30,			For the nine months ended September 30,
Operating Statistics (i)	2016	2015		2016	2015
Production
Gold production (ounces)	8,628	—	—%	21,686	—	—%
Total cost of sales per gold ounce sold	$1,149	—	—%	$1,092	—	—%
Co-product cash costs per gold ounce produced (ii)	$986	—	—%	$878	—	—%
All-in sustaining co-product costs per gold ounce produced (ii)	$1,174	—	—%	$999	—	—%
Ore mined (tonnes)	282,304	—	—%	703,309	—	—%
Ore processed (tonnes)	188,995	—	—%	489,835	—	—%
Gold feed grade (g/t)	1.40	—	—%	1.56	—	—%
Gold recovery rate (%)	72.4	—	—%	78.3	—	—%
Sales
Gold Sales (ounces)	10,355	—	—%	22,985	—	—%
Depletion, depreciation and amortization
Per gold ounce sold	$81	—	—%	$90	—	—%

(i)	For the period from acquisition on April 29, 2016 to September 30, 2016.

(ii)
A cautionary note regarding non-GAAP financial measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

RDM is an open-pit gold mine with a CIL processing plant located in Minas Gerais State, Brazil. The operation was acquired by the Company through the acquisition of MRDM on April 29, 2016. RDM sold 10,355 ounces of gold in the third quarter at total cost of sales of $1,149 per ounce of gold sold. Production in the third quarter was 8,628 ounces of gold and co-product cash costs were $986 per ounce produced.

RDM sold 22,985 ounces of gold since the date of acquisition at total cost of sales of $1,092 per ounce of gold sold.

Production from the closing date of the acquisition of April 29, 2016 to September 30, 2016 was 21,686 ounces of gold and co-product cash costs were $878 per ounce produced.

During the third quarter, despite downtime at the plant due to the low availability of water, RDM progressed well. During this period of low production, RDM took the opportunity to advance its mine stripping, place additional ore on the pads, begin the construction of the water storage facility for which the permit was obtained during the quarter and complete a maintenance rebuild of its mining fleet. RDM also incurred certain sustaining expenditures related to its integration into the Company in the third quarter of 2016. The costs associated with the aforementioned activities resulted in higher sustaining capital in the third quarter of 2016, compared to the period since the date of acquisition. The increase on a per ounce basis was also exacerbated by the reduced gold production, which was restricted by low water availability for much of the third quarter.

The Company believes that there is good potential to refine and improve the current RDM mining operation.  Among the efforts toward optimizing RDM, a water storage facility is currently being built this year to allow for consistent and sustained production as the primary constraint to full scale mine and plant operation is limited water availability.  The water storage facility is expected to be functionally complete by the end of 2016 for production in 2017. Current production is expected to be approximately 55,000 ounces in 2016, with the portion attributable to the Company expected to be approximately 30,000 ounces. Annual production at RDM is expected to ramp up to its full capacity of approximately 100,000 ounces of gold by 2018.

7.    CONSTRUCTION, DEVELOPMENT AND EXPLORATION

CONSTRUCTION AND DEVELOPMENT

The following summary highlights key updates during the third quarter of 2016, from the development projects of the Company.

Cerro Moro, Argentina

Cerro Moro is a high grade gold and silver deposit currently in development with first production expected in early 2018.

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The Company made the formal decision to proceed with the construction of Cerro Moro in late 2015. The 2016 work program includes the ramp-up of site construction activities; the continuation of detailed engineering; and the advancement of underground mining in order to gain a better understanding of in-situ mining conditions. The planned expenditure for 2016 is approximately $53 million with the balance of approximately $224 million to be spent in 2017 and 2018. The bulk of this remaining expenditure is to be spent in 2017, supporting the previously reported execution schedule. This approach allows for further exploration drilling to occur in 2016 in order to both increase the size of the Cerro Moro mineral resource as well as improve the current mineral resource categorization. The Company believes that the project offers significant opportunities for the conversion of mineral resources into mineral reserves and for further discoveries on the property which will serve to materially improve the returns from this high grade project.

The Cerro Moro project contains a number of high grade epithermal gold and silver deposits, some of which will be mined via open pit and some via underground mining. The feasibility study is based on annual production in the first three years of approximately 150,000 ounces of gold and 7.2 million ounces of silver, with annual production averaging approximately 130,000 ounces of gold and 6.4 million ounces of silver over an initial 6-year mine life at a throughput of 1,000 tonnes per day. The concentrator will consist of a standard crushing, grinding and flotation circuit with a counter current decantation and a Merrill Crowe circuit included.

During the third quarter of 2016, the Company continued to show good progress on the development objectives referred to above. To date the project has completed 531 metres of a total planned underground development of 617 metres for 2016. Ramp-up of site construction continues ahead of schedule with bulk earthworks completed and the first concrete pour having taken place in August as planned. Consistent with the baseline plan, detailed engineering progress is 78% complete and advancing to a target of 85% complete by the end of the year. This advanced level of engineering design completion prior to the start of large scale construction activities in early 2017 serve to de-risk the project schedule and increase the confidence in the total project cost. Underground mine development progress achieved 86% completion vs. 76% in baseline plan as the mine team’s productivity was higher than originally anticipated. Procurement progress is also tracking well, and the upgrade of the existing mine truck facility has been completed.

C1 Santa Luz, Brazil

The Company has made a positive decision to advance Brio Gold's C1 Santa Luz project to the execution phase and move forward with the re-start of the operation. This decision was based on the positive results from the Technical Report recently completed for the recommissioning of C1 Santa Luz. Since 2014, when the operations were placed in care and maintenance, the Company has been working extensively on optimizing recoveries. Work included designing a modified flowsheet, completing significant metallurgical testwork and drilling to further delineate the ore body. This work is now complete and supports updated mineral reserve and mineral resource estimates for the project.  Once restarted, C1 Santa Luz is expected to contribute an average of 114,000 ounces of gold production per annum over the first seven years. Production in the first full year is expected to be over 130,000 ounces of gold.

With a 21% larger mineral resource (inclusive of mineral reserves), the Company is planning to increase plant capacity to 2.7 million tonnes per annum (“tpa”) from the current plant capacity of approximately 2.0 million tpa.  The expected plant modifications to the existing circuit require the installation of a vertimill, a kerosene removal tank and regeneration kiln, six leaching tanks, a detoxification circuit, additional carbon regeneration capacity (reactivation furnace) and two additional elution columns. This additional testwork has demonstrated improved expected overall average recoveries of 84%. Based on the testwork available, expected average recoveries for both mineral types are as follows:

•	Non-carbonaceous dacitic mineral – 86%

•	Low to high total organic carbonaceous mineral – 82%

•	Weighted average overall recovery – 84%
The capital cost estimate for the planned plant modifications is $42.3 million, which includes capital required for the plant expansion and a $8.1 million contingency. The total initial capital cost for the recommissioning of C1 Santa Luz is expected to be $84.2 million including social and owner’s costs.

Agua Rica, Argentina

Agua Rica is a low cost, large scale porphyry copper, molybdenum, gold and silver deposit located in the province of Catamarca, Argentina with proven and probable mineral reserves of approximately 10 billion pounds of copper and 6.5 million ounces of gold contained in approximately 910 million tonnes of ore at copper and gold grades of 0.49% and 0.22 grams per tonne respectively.

The Company continues to take steps to evaluate potential transactions that will surface the value in Agua Rica. The Company envisages a transaction relating to Agua Rica that would involve maintaining a joint venture interest and monetizing some equity in the project for a mixture of cash and an interest in gold production.

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In addition, exploration activities at the Cerro Atajo prospect, which was included in the Definitive Agreement signed with the provincial Government of Catamarca, Argentina (the "Government”), represented by the provincial mining company Catamarca Mineria y Energetica Sociedad del Estado, continued to advance in the period.

The Cerro Atajo prospect lies 10 kilometres east of Alumbrera and 25 kilometres west of Agua Rica, a region in which both the Company and the Government have interests. The property is prospective for both high grade gold-copper-silver veins and large tonnage copper-gold porphyry mineralization. Cerro Atajo is centered on an intrusive complex within the same host rock as the nearby Alumbrera mine.

On September 8, 2016, a municipal ordinance was passed that purports to prohibit open pit mining in the high river basin of the town of Andalgala, a community near the Agua Rica project in the Province of Catamarca with a population of approximately 14,000. The Company is advised that the use of rivers, mining activities and environmental matters, as set out in the Constitution, are the purview of the Government of the Province of Catamarca and, as such, the municipal ordinance is not binding or legal and is mostly symbolic.

EXPLORATION

The Company continues to consider exploration to be a key to unlocking and creating further value for shareholders at existing operations. The 2016 exploration program is focused on continuing to find higher quality ounces, being those ounces with the greatest potential to most quickly generate cash flow, and on infill drilling to do the work necessary to upgrade the existing inferred mineral resources.

The following is a summary of the exploration and evaluation expenditures for the current and comparative periods.

	For the three months ended September 30,		For the nine months ended September 30,
(In millions of US Dollars)	2016	2015	2016	2015
Exploration and evaluation capitalized (i)	$22.7	$20.3	$62.5	$46.5
Exploration and evaluation expensed (ii)	3.8	4.8	11.9	12.5
Total exploration and evaluation expenditures	$26.5	$25.1	$74.4	$59.0

(i)
Capitalized exploration and evaluation costs are reflected in the Consolidated Balance Sheet's property, plant and equipment as part of the additions to mining property costs not subject to depreciation for near-mine exploration and tangible exploration and evaluation assets with probable future economic benefits.

(ii)	Expensed exploration and evaluation costs are reported in the Condensed Consolidated Interim Statements of Operations.

The Company expects to provide an exploration update, subsequent to quarter end, with further details on several of its properties, in particular, Chapada, Jacobina, Gualcamayo and C1 Santa Luz. The following summary highlights the areas of focus for the 2016 exploration program and provides key updates during the third quarter of 2016.

Chapada, Brazil

To sustain and grow current production levels, the Company has allocated a $6.0 million exploration budget for 2016. The overall budget supports local mine infill and exploration drill programs along with district scale exploration work that includes mapping, soil sampling and drill testing of developed targets. The Company has completed 23,477 metres distributed in 172 holes in the near mine exploration and core mine infill programs through the end of July, 2016. The near mine program focused on defining and expanding the Sucupira mineral resource immediately adjacent to the main Chapada pit, testing and developing an IP anomaly immediately beneath the pit and testing for extensions of the oxide mineral envelops at Suruca and Hidrothermalito. The core mine infill program is concentrating on providing increased grade definition of the ore zones for selective mining purposes. Results are encouraging from all programs.

The District exploration program at Chapada is targeting the discovery of new deposits within the extensive concession holdings surrounding the Chapada deposit and exploring holdings distal to the Chapada Mine which present similar geologic, geochemical and geophysical characteristics within the Mara Rosa Greenstone Belt. The program has completed 3,476 metres distributed in 23 holes year to date. During the first half of 2016, drilling has focused on the Formiga target located 15 kilometres northeast of the mine. The Formiga copper-gold mineralization occurs as a high grade core of copper and gold, commonly presented as massive chalcopyrite accompanied by varying amounts of disseminated bornite, pyrrhotite and pyrite, enveloped by a low grade halo of copper and gold mineralization, similar in geometry to Sucupira. The deposit occurs within similar meta-diorite and meta-sedimentary sequences found at the Chapada complex. Results to date are impressive and indicate that further drilling is required to define the extent of mineralization. Early in the third quarter, the exploration program transitioned to drill testing other targets generated within the Mara Rosa Belt, including Curicaca, Bom Jesus Central, Taquarucu and others. Results are pending.

El Peñón, Chile

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The 2016 exploration program’s main goal is to find another principle structure similar to Quebrada Orito, Quebrada Colorada or Bonanza. Primary targets in the northern and southern blocks of the property continue to return mixed results, with several narrow yet high grade intercepts indicating the continuation of the mineral system at both extents of the property. One area of promising success is the identification of existing high-grade moderate-width intercepts beneath the Quebrada Colorada and Providencia structures that are open to depth and along strike. The Company is currently testing for extensions of these and other targets with 15 drill rigs on site. These programs at El Peñón are expected to complete a minimum of 148,000 metres of drilling.

During the third quarter, local exploration completed a total of 35,427 metres distributed in 92 holes, the infill program completed 3,715 metres distributed in 17 holes and the district exploration completed 7,492 metres in 7 holes.

The local exploration program continued to explore and drill the Esmeralda, Providencia, Dorada FW, Quebrada Colorada, Cerro Martillo and other targets, discovering narrow high grade extensions to existing or new vein structures in most cases. The local exploration program has identified remnant drill hole intercepts around Quebrada Colorada, Quebrada Orito, Providencia and other structures which present new opportunities to extend and develop new mineral bodies amenable to rapid exploitation. A new drill program is underway to define these zones and funding for a development tunnel to better access these targets was approved during the third quarter.

Also during 2016, the exploration and infill programs have tested north-south and northwest trending structures that are parallel to the main structural trends. In many cases, narrow yet high grade gold and silver intercepts were located, but given the current mining extraction protocols, excessive excavation would over dilute the high grade zones rendering them sub-economic. The Company is currently testing the use of smaller equipment in reduced size development drifts to reduce dilution and promote the economic extraction of these bodies. Initial results are positive with further excavation and campaigning of material to the plant needed to show success.

The district exploration program reviewed and drill tested several targets outside of the main El Peñón mine area, including the Angelina copper/gold porphyry, Fortuna NE, Tangue de Agua, Abanico, Cerro Monono, Chiquilla Chica and other targets. Follow up drilling and evaluation at the Tangue de Agua gold and Angelina copper-gold targets is inconclusive. Surface exploration efforts in the fourth quarter will concentrate on mapping and sampling north and south of the core El Peñón mine area.

Gualcamayo, Argentina

At Gualcamayo, the initial 2016 exploration budget of $4.0 million was earmarked primarily for mineral resource infill drilling within the QDD Main pit and the underground mine areas, infill and limited deep drilling of the Las Vacas mineral body. Exploration drilling that commenced in late 2015 to discover and develop new oxide ounces amenable to current heap leach processing technology continued into early 2016. The program focused on near mine targets and included the collection of 10-metre channel samples for geochemical analysis. Very positive results were returned from two areas immediately adjacent to the current open pit. The Cerro Condor target is located along the eastern rim of the QDD Main pit wall and was defined by channel sample results including 60 metres of 2.57 g/t Au, 10 metres of 9.19 g/t Au and 104 metres at 1.41 g/t Au. The Potenciales target, located along the western flank of the pit wall was defined by numerous channel sample results, including 10 metres of 10.5 g/t Au and 10 metres of 13.28 g/t Au. Given these impressive surface results, a $3.5 million budget increase was approved in the first quarter for drill testing.

Drill results generated during the third quarter from both the Cerro Condor and Potenciales near mine exploration targets continue to be very positive and will lead to a moderate increase in mineral resources in 2016. Construction of a surface road to access the upper levels of the newly defined oxide targets was approved in the third quarter and construction should begin in the fourth quarter of 2016.

Both of these new discoveries are significant in that they may define new oxide mineral resources and allow for pit wall lay backs to exploit more of the QDD Profundo resources. An updated mineral resource and mineral reserve from the new discoveries and QDD Profundo will be completed in the first quarter of 2017.

Minera Florida, Chile

At Minera Florida, exploration activities in 2016 changed from a focus of infill and reserve replacement in 2015 to a focus of mineral resource discovery and growth. A combined $9.0 million operational and capital expenditures budget, including a $1.8 million increase related to drilling at Tribuna Este, was approved to extend known deposits in the core mine areas along strike and to depth, and to venture into new areas outside of the core mine area to develop mineral anomalies identified in prior exploration programs. In addition, surface exploration mapping and sampling accelerated in 2015 and continued into 2016 due to early success of identifying numerous quartz vein trends and gold anomalies that are proposed to be linked to producing vein structures at depth.

Results to date have confirmed mineral extensions to depth and along strike at the Lissette and Tribuna Central targets within the core mine area. Important intervals exposed to date at Lissette include 9.2 g/t Au over 3.15 meters in ALH1805, 17.5 g/t Au over 2.77 metres in ALH1808 and 7.6 g/t Au over 9.96 metres in ALH1822. Surface mapping and geologic interpretation of results within the core mine area have led to drill

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testing the Lorena and Tribuna Este targets. Positive results from both targets supported the development of a tunnel which will provide access to further drill test and develop these targets. Assays returned from the Lorena targets include 4.3 g/t Au, 9.0 g/t Ag and 3.61% Zn over 2.98 metres in ALH1768 and 8.7 g/t Au, 50.0 g/t Ag and 1.14% Zn over 3.64 metres in ALH1771. Tribuna Este hole ALH1764 returned 3.3 g/t Au, 19.0 g/t Ag and 3.2% Zn which supports the theory of a continuation of the Tribuna mineralization east of the Maqui Fault.

The Company has demonstrated that fault offset targets of important ore bodies found within the core mine complex are present east of the Maqui Fault, and that new extensions within the core mine complex will continue to provide growth of mineral resources and mineral reserves and surface investigations yet untested at Minera Florida have a high likelihood of new discoveries in the coming months and years.

Jacobina, Brazil

At Jacobina, the ore delineation and exploration programs have provided important detailed mineral reserve data to aid in mine planning and sequencing of the known ore deposits and have also encountered additional new potential mineral resource bodies. The Company has budgeted $4.5 million to complete the exploration program during 2016 which includes 36,000 metres of mine delineation and infill and exploration drilling. Approximately 22,200 metres of drilling is complete to date with many of the holes returning multiple zones of above average grade gold intercepts over potentially mineable widths. Exceptional results are found within all targets tested and within the upper and lower reef sequences.

Geologists have tracked and calculated the average grade and widths of four impressive reefs that are found at Canavieiras Sul based on a minimum of 100 drill hole intercepts and a minimum intercept of 1 metre. The MSPC reef averages 6.35 g/t Au over 3.9 metres, the LVL reef averages 8.32 g/t Au over 2.7 metres, the MU reef averages 7.01 g/t Au over 3.4 metres and the LU reef averages 8.10 g/t Au over 3.2 metres. These widths and grades should support long term mineral resource and mineral reserve growth as exploration and mining activities are further developed in the Canavieiras reef complex.

In addition, exploration hole CANEX06 cut 1.95 metres of 5.20 g/t Au from 832.2 metres hole depth and 2.40 metres of 12.28 g/t Au from 941.0 metres hole depth. This opens up the Jacobina deposit locally and along strike to the north, providing near and long term growth opportunities.

The goals of ore delineation for mining purposes are being accomplished, with current developed mineral reserves approximating 6 months of production. The goal is to ultimately reach greater than 12 months of developed mineral reserves ahead of production. Exploration will now add mineral resource growth to the list of goals, and will be testing and expanding the margins of known deposits, and developing new targets for long term sustainability and growth.

Cerro Moro, Argentina

The 2016 exploration program at Cerro Moro continued to be focused on discovering new high grade structures and expanding the current indicated mineral resources. The 2016 program at Cerro Moro is expected to complete a total of approximately 16,000 metres of drilling.

During the third quarter, the infill and exploration drill programs advanced ahead of expectations with 5,093 metres in 23 holes completed. The infill drill program focused on the Escondida, Loma Escondida, Gabriela and Zoe deposits to provide additional information along the margins of the deposits and upgrade inferred mineral resources to indicated status. Results are in-line with expectations. Surface exploration reviewed and sampled the Deborah Link, and Carlita North targets and initiated drill testing of the La Negrita Horst, Martina, Carla, Carlita, Escondida Horst, Michelle and other targets. Two holes executed on the Michelle target returned positive results that extend the mineral envelope to depth and require follow-up drilling as the mineralization is open to depth.

Canadian Malartic Corporation, Canada

As 50-50 partners in the Canadian Malartic Corporation, Yamana and Agnico jointly explore the Kirkland Lake, Hammond Reef, Pandora, and the Wood-Pandora properties. The 2016 exploration program focuses on underground and surface exploration at Pandora for Lapa style mineral bodies, and upgrading the known Odyssey mineral deposit at the Canadian Malartic mine to inferred mineral resources. At Odyssey, the 2016 program is expected to complete approximately 95,000 metres of drilling. At Pandora, the 2016 program is expected to extend the exploration tunnel while drilling the near surface and deeper underground accessible targets until the third quarter when the Lapa mine's operations are schedule to shut down.

During the third quarter, a total of 40,019 metres distributed in 56 diamond drill holes were completed at Odyssey, bringing the year to date total to 89,774 metres completed in 113 holes. The Odyssey North mineral body is defined between 600 meters and 1,300 meters beneath the surface, with mineralization focused along the Sladen Fault structural contact between Porphyry #12 and the mafic to ultramafic volcanics of the Piche group. The Odyssey South mineral body is found along the structural contact of Porphyry #12 and the graywacke sediments of the Pontiac Group. Mineralization occurs mainly within the fractured margin of the #12 porphyry. Drilling during the third quarter focused on defining the margins of both deposits and adding infill holes to upgrade the potential resources to an inferred status. Drilling in the fourth quarter will

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continue this work and provide additional intercepts to better define potential high-grade cross cutting structures. Yamana management is very encouraged by the results received to date and looks forward to receiving the inferred mineral resources numbers by the first quarter of 2017.

At Pandora, a total of 4,227 metres distributed in 7 diamond drill holes were completed in the third quarter bringing the year to date totals to 15,401 metres completed in 36 holes. The 2016 exploration program will complete the final drill holes at Pandora early in Q4 and will propose a follow-up program for 2017.

At Kirkland Lake, ground investigations surrounding the Upper Beaver deposit have developed numerous anomalous surface exposures of magnetite-quartz vein material similar to those that host mineralization at Upper Beaver. The 2017 Budget proposal includes funding to drill test these and other targets on the greater Kirkland Lake property. The updated Amalgamated Kirkland geologic and mineral models have identified opportunities for growth both along strike and down dip of the currently identified mineral bodies. Testing of these new targets is also included in the 2017 Budget proposal.

Fazenda Brasileiro

The 2016 program at Fazenda Brasileiro focuses on infill and mineral resource expansion drilling in support of operations and is expected to complete approximately 90,000 metres of drilling. The 2016 drill program will focus on mineral resource discovery and conversion to mineral reserves within targets located at E388, E-Ramp, C240 and other high potential areas. A total of 16,093 metres distributed in 151 drill holes were completed for exploration purposes and a total of 3,801 metres distributed in 138 holes were completed for mineral resource conversion purposes during the third quarter. Results from most drill targets are positive and are expected to add to the mineral reserves and mineral resources.

Pilar

The 2016 exploration and infill programs at Pilar have budgeted approximately 60,000 metres of infill drilling at the Pilar and Maria Lazarus Mines and 6,000 metres of exploration on the Tres Buracos target with goal of mineral resource expansion in support of operations. During the second quarter, 18,618 metres distributed in 68 holes were completed at Pilar and at Maria Lazarus. The drill definition program at Tres Buracos began in late August, completing 2,112 meters in 5 holes during the quarter. Infill drill results are in-line with expectations at Pilar and have provided important location detail for both the HG1.2 and HG2.1 ore horizons that will be incorporated into the mine plans. Results from Maria Lazarus are also in-line with expectations and have provided important alteration and assay information which will be used for mine planning purposes. Both definition and infill programs will continue into the fourth quarter of 2016.

C1 Santa Luz

Since October 2015, the Company has completed 16,400 metres of drilling at C1 Santa Luz, in order to better define the ore body and its metallurgical characteristics.  The global mineral resource, inclusive of mineral reserves, increased by approximately 21% from the contained gold ounces in the total mineral resource previously announced in the 2015 preliminary economic assessment.  The new mineral reserve estimate for C1 Santa Luz is 1,220,662 ounces of gold contained in 26,679,000 tonnes of ore at an average grade of 1.42 g/t, compared to no mineral reserve ounces at the end of 2015.  The Company continues to evaluate the optimal mine plan which may have the impact of increasing the number of mineable ounces.

The LOM plan in the Technical Report on the recommissioning of C1 Santa Luz is based on the open pit mineral reserve only and does not include the large underground mineral resource.  Further potential exists at C1 Santa Luz beyond what has been demonstrated. An underground measured and indicated mineral resource of over half a million ounces of gold exists, with an additional 375,092 ounces of gold in the inferred mineral resource category contained in 5,546,000 tonnes of ore at an average grade of 2.10 g/t, which is intended to be studied later in 2016, with the focus of converting the mineral resource into the mineral reserve category. The Company intends to also explore other close known shallow satellite deposits on the C1 Santa Luz property.

Monument Bay, Canada

The Monument Bay Project hosts an indicated mineral resource of 1.787 million ounces of gold contained in 36.58 million tonnes at a grade of 1.52 g/t Au and an inferred mineral resource of 1.781 million ounces of gold contained in 41.97 million tonnes at an average grade of 1.32 g/t Au. The Monument Bay deposits are hosted in the Stull Lake Greenstone Belt comprised by three volcanic assemblages, ranging in age from 2.85 to 2.71 Ga. Gold and tungsten mineralization occurs along the steeply north dipping Twin Lakes Shear Zone and the AZ Sheer Zone.

The 2016 exploration program with a budget of $6.0 million has focused on improving the drill density within the high grade mineralized shoots on the eastern portion of the Twin Lakes deposit. A total of 27 holes totalling 7,850 metres were completed during the winter campaign. Assay results received to-date are consistent with expected gold grades, based on the current geologic model. The majority of the first quarter high-grade drill intercepts are located within the eastern portion of the Twin Lakes deposit, within multiple sub-parallel lenses occurring along a strike

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length of 425 metres, vertical range of 350 metres and are locally open to depth. The summer land-based drill program is currently underway with the goals of infilling and extending the high grade shoots to depth.

8.    LIQUIDITY, CAPITAL RESOURCES AND CONTRACTUAL COMMITMENTS

LIQUIDITY

The Company continues to focus on containing costs to maximize available cash to fund planned growth, development activities, expenditures and commitments. Management is of the view that planned growth, development activities, expenditures and commitments will be sufficiently funded by current working capital, future operating cash flows and available credit facilities.

As of September 30, 2016, the available financial resources available to the Company in meeting its financial obligations include undrawn revolving facility of $824.2 million and positive working capital of $155.4 million. In addition, as a low-cost precious metal producer, the Company has had uninterrupted positive cash flows from operations even during the time when precious metal prices were below cycle norm in the past 2 years. For the first nine months of 2016, cash flows from operating activities from continuing operations were $488.5 million, and it is expected to remain positive and incremental in the foreseeable future. The Company’s near-term financial obligations include repayment obligation of long-term debt of $94.4 million in 2016 and 2017, construction and service contract commitments of $343.5 million and sustaining capital expenditures of approximately $350 million within the next 12 months. The Company’s expansionary and exploration capital expenditures are discretionary which allow management a reasonable degree of flexibility in managing its financial resources. Based on its current credit rating, the Company expects that it can refinance the exiting long-term debts in similar or more favourable terms to support the execution of the Company's business strategy. Further information with regards to ongoing sustaining capital expenditures, and commitments by year can be found in this note.

The Company's continuous commitment to balance sheet and cost improvement will further strengthen its financial position, and is highlighted by the following initiatives in the quarter and the Company’s plan:

•	Monetization of the Mercedes mine for $122.5 million in cash plus equity securities and NSR for an additional value of $26 million.

•	Monetization of the share purchase warrants to purchase 15 million shares of Sandstorm Gold Ltd for proceeds of $33.6 million.

•	Repayment of revolver debt, net of draw, of $10 million.

•	A Brio Gold purchase rights offering, which began in October 2016.

The following is a summary of liquidity and capital resources balances:

	September 30,	December 31,
As at (In millions of US Dollars)	2016	2015
Cash	$243.6	$119.9
Trade and other receivables	$16.5	$45.9
Long-term debt (excluding current portion)	$1,651.2	$1,676.7
Working capital (i)	$155.4	$106.9

(i)	Working capital is defined as the excess of current assets over current liabilities which includes the current portion of long term debt.

Cash and cash equivalents were $243.6 million as at September 30 2016, compared to $119.9 million as at December 31, 2015.  Cash and cash equivalents were comprised of cash in bank and bank term deposits. The sources and uses of cash and cash equivalent during the year are explained below. Working capital was $155.4 million as at September 30, 2016, compared to $106.9 million as at December 31, 2015 mainly due to higher cash balance and lower income tax payable, partly offset by lower other financial assets, trade and other receivables and inventories.

The Company expects its net cash position will continue to improve in the fourth quarter and near term, and with its discretion and ability to reduce expansionary capital and exploration spend, the Company's capacity to meets its financial obligations remains strong.

The following table summarizes cash inflows and outflows:

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	Three months ended September 30,		Nine months ended September 30,
(In millions of Dollars)	2016	2015	2016	2015
Cash flows from operating activities from continuing operations	$178.6	$84.4	$488.5	$217.2
Cash flows from operating activities before changes in working capital (i)	$173.0	$124.9	$478.7	$360.6
Cash flows used in financing activities from continuing operations	$(33.3)	$(3.3)	$(120.1)	$(36.7)
Cash flows from/(used) in investing activities from continuing operations	$12.9	$(59.9)	$(247.5)	$(222.5)

(i)	A cautionary note regarding non-GAAP financial measures is included in Section 13 of this Management’s Discussion and Analysis.

CASH FLOWS FROM OPERATING ACTIVITIES FROM CONTINUING OPERATIONS

Cash flows from operating activities from continuing operations after net change in working capital for the three months ended September 30, 2016 were $178.6 million, a significant increase compared to the $84.4 million for the three months ended September 30, 2015. Net change in working capital for the three months ended September 30, 2016 was cash inflows of $5.6 million, compared to outflows of $40.5 million for the three months ended September 30, 2015. Working capital inflow for the quarter was predominantly driven by a decrease in trade payables and inventories offset by an increase in other assets and other liabilities. Cash flows from operating activities before net change in working capital (a non-GAAP financial measure, see Section 13) for the three months ended September 30, 2016 were $173.0 million, over 39% higher, compared to $124.9 million generated for the same period of 2015.

The Company's cash flows from operating activities are expected to remain positive at the prices of gold, silver and copper observed as at September 30, 2016, following continued cost reduction efforts. Refer to Section 10: Economic Trends, Business Risks and Contractual Commitments for a detailed discussion of market price risk.

CASH FLOWS USED IN FINANCING ACTIVITIES FROM CONTINUING OPERATIONS

Cash flows used in financing activities of continuing operations were $33.3 million for the three months ended September 30, 2016, compared to outflows of $3.3 million for three months ended September 30, 2015. Cash flows from financing activities for the period included net debt repayments of $11.7 million for the three months ended September 30, 2016, compared to a cash inflow of $31.7 million of net withdrawal from the revolving facility for the three months ended September 30, 2015, partly offset by lower dividend and interests payments. Lower dividends during the period reflect the revised baseline level dividend of $0.02 per share annually.

Total debt was $1.7 billion as at September 30, 2016, compared to $1.8 billion as at December 31, 2015. Net debt (a non-GAAP financial measure, see Section 13) as at September 30, 2016 was $1.5 billion, compared to $1.7 billion as at December 31, 2015. The Company continues its effort to further reduce its net debt and has several financial instruments available over and above other potential monetization initiatives to achieve this objective over the next twelve months.

•	Potential monetization of shares and warrants held valued at $30.1 million.

•	Collection of income tax and VAT credits accumulated during the Company's operation of Mercedes valued at over $20.0 million.

In addition, the Company expects its cash flows from operations will increase organically, subject to prevailing metal prices, in the fourth quarter.

The principal repayment schedule of senior debt notes to be repaid in the next five years is as follows:

(In millions of US Dollars)	2016	2017	2018	2019	2020
Senior debt notes	73.5	—	110.0	181.5	85.0

The balance of senior debt notes of $1.11 billion is due in or after 2022.

The Company has a revolving credit facility with a balance $175.8 million as at September 30, 2016 and a maturity date of September 30, 2021. The Company will, from time to time, repay balances outstanding on its revolving credit with operating cash flow and cash flow from other sources. Additionally, the Company intends to renew the credit facility either before or upon maturity in 2021.

CASH FLOWS USED IN INVESTING ACTIVITIES FROM CONTINUING OPERATIONS

Cash flows from in investing activities from continuing operations were $12.9 million for the three months ended September 30, 2016, compared to cash outflows of $59.9 million for the three months ended September 30, 2015. Cash flows from investing activities included proceeds from sale of the Mexican operations and share purchase warrants from Sandstorm for $156.1 million for the three months ended September 30, 2016, compared to a cash inflow of $32.6 million from sales of derivative contracts and bonds for the three months ended September 30, 2015.

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Cash used in acquisition of assets were $143.8 million for the three months ended September 30, 2016, compared to $97.0 million for the three months ended September 30, 2015.

Capital expenditures including sustaining, expansionary and capitalized exploration and evaluation for the three months ended September 30, 2016, were $143.8 million, compared to capital expenditures of $97.0 million for the three months ended September 30, 2015. These expenditures were incurred as follows:

For the three months ended September 30, (In millions of US Dollars)	Sustaining & other (iii)	Expansionary	Exploration	2016	2015
Chapada	$19.8	$7.4	$1.9	$29.1	$15.5
El Peñón	15.9	0.8	6.9	$23.6	$19.2
Gualcamayo	2.7	0.7	2.9	$6.3	$5.2
Canadian Malartic	11.6	0.3	2.3	$14.2	$19.4
Minera Florida	7.3	12.4	2.0	$21.7	$8.4
Jacobina	12.5	—	1.3	$13.8	$8.2
Cerro Moro	—	12.9	1.5	$14.4	$9.1
Pilar	5.6	0.3	1.7	$7.6	$4.4
Fazenda Brasileiro	4.9	0.3	0.7	$5.9	$2.9
RDM	1.6	0.9	—	$2.5	$—
C1 Santa Luz	—	0.2	—	$0.2	$0.3
Other	1.4	1.6	1.5	$4.5	$4.4
Total capital expenditures (ii)	$83.3	$37.8	$22.7	$143.8	$97.0

(i)	Currently, C1 Santa Luz is on care and maintenance.

(ii)	Net of movement in accounts payable as applicable for projects under construction and include applicable borrowing costs.

(iii)	As previously anticipated, sustaining capital expenditures for the three months ended September 30, 2016 are higher than the previous period in line with plans.

Capital expenditures including sustaining, expansionary and capitalized exploration and evaluation for the nine months ended September 30, 2016, were $344.0 million, compared to capital expenditures of $262.3 million for the nine months ended September 30, 2015. These expenditures were incurred as follows:

For the nine months ended September 30, (In millions of US Dollars)	Sustaining & other	Expansionary	Exploration	2016	2015
Chapada	$47.1	$13.9	$4.0	$65.0	$42.5
El Peñón	42.6	3.1	18.2	$63.9	$60.0
Gualcamayo	4.4	1.3	8.7	$14.4	$12.7
Canadian Malartic	37.3	1.8	5.4	$44.5	$43.2
Minera Florida	16.3	13.5	5.1	$34.9	$32.5
Jacobina	27.3	—	3.7	$31.0	$20.8
Cerro Moro	—	34.5	3.9	$38.4	$20.5
Pilar	11.9	2.7	4.2	$18.8	$10.9
Fazenda Brasileiro	11.2	0.5	2.9	$14.6	$11.6
RDM	2.6	1.2	—	$3.8	$—
C1 Santa Luz (i)	—	0.8	1.8	$2.6	$0.5
Other	2.5	5.0	4.6	$12.1	$7.1
Total capital expenditures (ii)	$203.2	$78.3	$62.5	$344.0	$262.3

(i)	Currently, C1 Santa Luz is on care and maintenance.

(ii)	Net of movement in accounts payable as applicable for projects under construction and include applicable borrowing costs.

CAPITAL RESOURCES

In order to maintain or adjust its capital structure, the Company may issue shares or debt securities, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances.

The Company is authorized to issue an unlimited number of common shares at no par value and a maximum of eight million first preference shares. There are no first preference shares issued or outstanding. As of July 25, 2016, the total number of shares outstanding were 947.6

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million, the total number of stock options outstanding were 2.2 million, the total number of Deferred Share Units ("DSU") outstanding were 3.7 million, the total number of Restricted Share Units ("RSU") outstanding were 0.9 million, and the total number of Performance Share Units ("PSU") outstanding were 1.9 million.

For the third quarter of 2016, the Company declared quarterly dividends totalling $0.005 per share.

The following table summarizes the weighted average common shares and equity instruments outstanding as at September 30, 2016:

	Equity instruments outstanding as at	Weighted average dilutive equity instruments, three months ended	Weighted average dilutive equity instruments, three months ended	Weighted average dilutive equity instruments, nine months ended	Weighted average dilutive equity instruments, nine months ended
(In thousands)	September 30, 2016	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
Common shares (i)	947,599	947,590	946,563	947,374	933,180
Options (ii)	2,268	—	—	1	—
RSU (ii)(iv)	903	—	—	578	—
DSU (iii)	3,695	—	—	—	—
PSU (iii)	1,860	—	—	—	—
		947,590	946,563	947,953	933,180

(i)
The Company has a dividend reinvestment plan to provide holders of common shares a simple and convenient method to purchase additional common shares by reinvesting cash dividends, less any applicable withholding tax. A plan participant may obtain additional common shares by electing to automatically reinvest all or any portion of cash dividends paid on common shares held by the plan participant without paying any brokerage commissions, administrative costs or other service charges. During the three months ended September 30, 2016, a total of 11,494,966 shares were subscribed to under the plan.

(ii)
Effect of dilutive securities - the potential shares attributable to 125,548 stock options and 653,771 restricted share units ("RSUs") in the three-month period ended September 30, 2016, and 1,342 stock options and 577,598 RSUs in the nine-month periods ended September 30, 2016 were anti-dilutive.

(iii)	DSU and PSU are settled in cash and, as such, excluded from the calculation of the weighted average number of shares outstanding.

(iv)	Excludes RSU granted to Brio Gold employees that are redeemable in Brio Gold common shares.

CONTRACTUAL COMMITMENTS

Day-to-day mining, sustaining and expansionary capital expenditures as well as administrative operations give rise to contracts requiring agreed upon future minimum payments.

As at September 30, 2016, the Company is contractually committed to the following:

(In millions of US Dollars)	Within 1 year	Years 2 and 3	Years 4 and 5	After 5 years	Total
Mine operating/construction and service contracts and other	$343.5	$226.2	$33.2	$2.7	$605.6
Long-term debt principal repayments (i)	76.5	129.4	266.8	1,285.0	1,757.7
Decommissioning, restoration and similar liabilities (undiscounted) (ii)	14.3	36.8	32.9	203.5	287.5
	$434.3	$392.4	$332.9	$1,491.2	$2,650.8

(i)	Excludes interest expense.

(ii)
As required by law, the Company arranged an irrevocable letter of credit for the amount of $16.8 million (C$23.2 million) in favor of the Government of Quebec as a guarantee of payment of the rehabilitation and restoration work relating to the Company's share of mining interest in Canadian Malartic. Such irrevocable letter of credit will be automatically extended for one year periods from expiration on September 15, 2016 and future expiration dates thereafter.

9.    INCOME TAXES

The Company recorded an income tax expense of $11.0 million for the three months ended September 30, 2016 (2015 - $117.7 million expense). The increase in the income tax expense for the quarter is a result of the movement in foreign exchange for the period relative to the same period of prior year. The income tax provision reflects a current income tax expense of $13.9 million and a deferred income tax recovery of $2.9 million, compared to a current income tax expense of $38.0 million and a deferred income tax expense of $79.7 million for the three months ended September 30, 2015. The balance sheet includes a deferred tax asset of $140.7 million and a deferred tax liability of $1.8 billion.

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For the three months ended September 30, (In millions of dollars)	2016	2015
Income tax expense	$11.0	$117.7
Non-cash tax recovery related to unrealized foreign exchange gain/loss	(2.0)	(130.1)
Change in tax rates	—	0.4
Tax on adjusted earnings items	14.3	0.1
Adjusted income tax expense/(recovery)	$23.3	$(11.9)

The income tax provision is subject to a number of factors including the allocation of income between different countries, different tax rates in the various jurisdictions, the non-recognition of tax assets, foreign currency exchange movements, changes in tax laws and the impact of specific transaction and assessments.  Due to the number of factors that can potentially impact the effective tax rate, it is expected that the Company's effective tax rate will fluctuate in future periods.

The Company has elected, under IFRS, to record foreign exchange related to deferred income tax assets and liabilities and interest and penalties in the income tax expense, therefore, due to foreign exchange differences, the tax rate will fluctuate during the year with the change in the Brazilian Real, Argentinean Peso and Canadian Dollar. Under IFRS, the US Dollar value of non-monetary assets are converted into local currency each quarter for the purpose of calculating the deferred tax owing in the event of the disposition of that asset.  The difference in the value of the deferred tax owing from period to period as a result of fluctuations in local currency is recorded in the income tax expense.  As a local currency depreciates in value relative to the US Dollar, an asset becomes more valuable in local currency resulting in a higher notional deferred tax expense increasing the Company’s consolidated income tax expense.  When local currencies appreciate, relative to the US Dollar, the value of the asset is diminished in local currency, reducing the notional deferred tax owing resulting in a reduction in the Company’s income tax expense. There is a specific exemption for this calculation under US GAAP.

Relative to the June 30, 2016 exchange rate, during the period, the Brazilian Real and Argentinean Peso devalued against the US Dollar. As a result for local purposes, for the three months of 2016, an expense of $2.0 million relating to unrealized foreign exchange was recorded in the tax expense. The impact of these foreign exchange movements on taxes are non-cash and, as such, are excluded from adjusted earnings.

The deferred tax liabilities relating to the operating mines will reverse in the future as the assets are depreciated or depleted. The deferred tax liabilities relating to exploration will not reverse until the property becomes a mine subject to depletion, is written off or sold. The deferred income taxes would only be paid on a direct disposition of the asset that may never occur.

See Note 6 Income Taxes to the Condensed Consolidated Interim Financial Statements for the three months ended September 30, 2016 for a breakdown of the foreign exchange charged to the income tax expense. Readers are also encouraged to read and consider the tax related risk factors and uncertainties in the Company’s Annual Information and Annual Management Discussion and Analysis Form for the year ended December 31, 2015.

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10.    ECONOMIC TRENDS, BUSINESS RISKS AND UNCERTAINTIES

Exploration, development and mining of precious metals involve numerous risks as a result of the inherent nature of the business and global economic trends that could have a significant impact on its profitability and levels of operating cash flows.

The Company manages its exposure to these risks in accordance with its Risk Management Policy. Readers are also encouraged to read and consider the risk factors and related uncertainties in the Company’s Annual Information and Annual Management Discussion and Analysis for the year ended December 31, 2015. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements. There were no significant changes to those risks or to the Company's management of exposure during the three and nine months ended September 30, 2016, except as noted below:

Metal Price Risk

Gold Price Two-Year Trend (LBMA p.m. price: USD per ounce of gold)     Copper Price Two-Year Trend (LME Cash: USD per pound of copper)

Gold Price - Market Update

For the quarter ended September 30, 2016, spot gold prices averaged $1,335 per ounce, or 19% higher, compared to $1,124 per ounce in the third quarter of 2015. Prices ranged between $1,308 and $1,366 per ounce during the third quarter of 2016, and between $1,049 and $1,366 per ounce during the 12-month period ended September 30, 2016. As at September 30, 2016, the closing price was $1,323 per ounce of gold.

Gold held steady during the third quarter spending most of quarter trading between $1,300 per ounce and $1,350 per ounce. Economic uncertainty resulting from the UK referendum on exiting the European Union and continued negative yields on many sovereign bonds provided a supportive environment for the gold price. The US Federal Reserve (US Fed) continues to remain on hold, taking no policy actions at their most recent meeting in September. While the US Fed continues to be cautious they have indicated that the case for an increase to the Fed Funds rate has strengthened so an increase before the end of 2016 is a possibility. However, with the last increase in the Fed Funds rate having occurred in December 2015, it seems that the US Fed is on a slow pace of rate increases.

In the short-term, the gold price is not only likely to be driven by the changing sentiment as to the monetary policy path of the US Fed, but also by global uncertainty and sovereign bond yields. The US Fed continues to show a reluctance to increase the Fed Funds rate while other central banks continue to maintain or expand upon accommodative monetary policies with Europe and Japan maintaining negative deposit rates. This has created uncertainty with respect to the economic impact of such unorthodox policies.

Physical demand for gold from India and China continues to be weak while ETF investor demand has continued to be supportive. Global ETF gold holdings currently total approximately 71 million ounces which is the highest level since 2013. The recent weak physical demand may eventually provide a source of support on any pull backs, as buyers may use pull backs as an opportunity to satisfy demand that has accumulated over the recent period. Central banks continue to be net buyers with China and Russia being the most notable in 2016 based on the most recently available information.

The Company has not hedged any of its gold sales.

Copper Price - Market Update

For the quarter ended September 30, 2016, spot copper prices averaged $2.17 per pound, representing a decrease of 9%, compared to $2.39 per pound in the third quarter of 2015. Prices ranged between $2.08 and $2.25 per pound in the third quarter of 2016, and between $1.96 and $2.42 during the 12-month period ended September 30, 2016. As at September 30, 2016, the closing price was $2.20 per pound of copper.

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Copper prices continued to move largely sideways over the course of the quarter and failed to threaten the lows of the first half of the year. In recent months there have not been many surprises in Chinese economic data and this has helped contribute to copper price stability. The direction of the Chinese economy is expected to be a primary driver of copper prices going forward. Supply cuts that have been announced over the past several months, along with fewer new mines expected to begin operations over the medium term due to lower capital investment, should continue to help push the market towards balance and be more supportive of copper prices over the longer term.

The Company periodically uses forward contracts to economically hedge against the risk of declining copper prices for a portion of its forecast copper concentrate sales. As at September 30, 2016, the Company had 32 million pounds of copper forward contracts in place to December 2016 at an average sales price of $2.13 per pound.

Currency Risk

US Dollar - Market Update

The following summarizes the movement in key currencies vis-à-vis the US Dollar (source: Bloomberg):

The Canadian dollar, Chilean peso and Brazilian real strengthened against the US Dollar, while the Argentinian and Mexican peso weakened during the quarter ended September 30, 2016, relative to the December 31, 2015 rates. Apart from the US, most other central banks continue to maintain or expand upon easier monetary policies which should be supportive of the US Dollar, even if the US Fed remains on hold with respect to the Fed Funds Rate.

The expectation of better US economic growth relative to other G10 countries is likely to attract investment flows into the US which should push the US Dollar to gradually rebound from recent weakness.

For the three months ended September 30,	2016	2015	Variance
Average Exchange Rate
USD-CAD	1.3046	1.3088	-0.3%
USD-BRL	3.2451	3.5431	-8.4%
USD-ARG	14.9439	9.2484	61.6%
USD-CLP	661.57	676.95	-2.3%
USD-MXN	18.7720	16.4660	14.0%

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For the nine months ended September 30,	2016	2015	Variance
Average Exchange Rate
USD-CAD	1.2962	1.2605	2.8%
USD-BRL	3.3670	3.1677	6.3%
USD-ARG	14.5793	8.9688	62.6%
USD-CLP	669.37	640.36	4.5%
USD-MXN	18.4586	15.5910	18.4%

	September 30, 2016	September 30, 2015	Variance	December 31, 2015	Variance
Period-end Exchange Rate
USD-CAD	1.3127	1.3313	-1.4%	1.3839	-5.1%
USD-BRL	3.2624	3.9475	-17.4%	3.9608	-17.6%
USD-ARG	15.3075	9.4186	62.5%	12.9315	18.4%
USD-CLP	657.33	696.38	-5.6%	708.60	-7.2%
USD-MXN	19.3852	16.9180	14.6%	17.2075	12.7%

During the second quarter, the Company entered into zero-cost collar contracts totalling 510.0 million Reais with Brazilian Real to United States Dollar average call and put strike prices of 3.40 and 4.13 respectively, allowing the company to participate in exchange rate movements between those two strikes. These have been designated against forecast Reais denominated expenditures as a hedge against the variability of the United States Dollar amount of those expenditures caused by changes in the currency exchange rates. As at September 30 contracts totalling 297.5 million Reais remained outstanding and are evenly split over the July 2016 to April 2017 period. Contracts settling during the quarter expired with a receipt of $1.8 million. To further mitigate the risk of the volatility in the Brazilian Real, subsequent to the quarter, the Company entered into new zero-cost collar contracts totalling 400.0 million Reais with Brazilian Real to United States Dollar average call and put strike price of 3.25 and 3.80 covering May 2017 to December 2017.

11.    CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.  Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company, but which will be resolved only when one or more future events occur or fail to occur. The impact of any resulting loss from such matters affecting these Condensed Consolidated Interim Financial Statements of the Company may be material.

In December 2012, the Company received assessments from the Brazilian federal tax authorities disallowing certain deductions relating to financial instruments used to finance Brazilian operations for the years 2007 to 2010. The Company believes that these financial instruments were issued on commercial terms permitted under applicable laws and is appealing these assessments. As such, the Company does not believe it is probable that any amounts will be paid with respect to these assessments with the Brazilian authorities and the amount and timing of any assessments cannot be reasonably estimated.

On August 2, 2016, Canadian Malartic General Partnership (“CMGP”), the operator of the Canadian Malartic mine, was served with a class action lawsuit with respect to allegations involving the Canadian Malartic mine. Beginning in the spring of 2015, Canadian Malartic GP has been working collaboratively with the community of Malartic and its citizens to develop a “Good Neighbour Guide” that addresses the allegations contained in the lawsuit. Yamana and Canadian Malartic GP will take all reasonable steps necessary to defend themselves from this lawsuit. At the current time, the Company does not believe it is probable that any amounts will be paid with respect to these lawsuits and the amount and timing cannot be reasonably estimated.

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12.    CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The significant accounting policies applied and recent accounting pronouncements are described in Note 3 and Note 5 to the Company's Consolidated Annual Financial Statements for the year ended December 31, 2015 and in Note 1 to the Company's Condensed Consolidated Interim Financial Statements.

In preparing the Condensed Consolidated Interim Financial Statements in accordance with IFRS, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the period end. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact the Company's Condensed Consolidated Interim Financial Statements. Actual future outcomes may differ from present estimates. Management reviews its estimates and assumptions on an ongoing basis using the most current information available.

The critical judgments and key sources of estimation uncertainties in the application of accounting policies during the quarter ended September 30, 2016 are consistent with those disclosed in Note 4 to the Company's Consolidated Annual Financial Statements for the year ended December 31, 2015.

13.    NON-GAAP FINANCIAL MEASURES AND ADDITIONAL LINE ITEMS OR SUBTOTALS IN FINANCIAL STATEMENTS

The Company has included certain non-GAAP financial measures to supplement its Condensed Consolidated Interim Financial Statements, which are presented in accordance with IFRS, including the following:

•	co-product cash costs per ounce of gold produced;

•	co-product cash costs per ounce of silver produced;

•	co-product cash costs per pound of copper produced;

•	all-in sustaining co-product costs per ounce of gold produced;

•	all-in sustaining co-product costs per ounce of silver produced;

•	all-in sustaining co-product costs per pound of copper produced;

•	adjusted earnings or loss;

•	adjusted earnings or loss per share;

•	adjusted operating cash flows;

•	net debt;

•	net free cash flow;

•	average realized price per ounce of gold sold;

•	average realized price per ounce of silver sold; and

•	average realized price per pound of copper sold.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes in to the measures are dully noted and retrospectively applied as applicable.

CASH COSTS AND ALL-IN SUSTAINING COSTS ("AISC")

The Company discloses “cash costs” because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operating activities. Cash costs figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard remains the generally accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies.

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The measure of cash costs, along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flows from its mining operations. This data is furnished to provide additional information and is a non-GAAP financial measure. The terms co-product cash costs per ounce of gold or silver produced, co-product cash costs per pound of copper produced, co-product AISC per ounce of gold or silver produced and co-product AISC per pound of copper produced do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. Non-GAAP financial measures should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

Co-product Cash Costs

Cash costs include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, but are exclusive of amortization, reclamation, capital, development and exploration costs. The Company believes that such measure provides useful information about the Company’s underlying cash costs of operations. Cash costs are computed on a co-product basis.

Beginning January 1, 2015, the Company realigned key performance indicators ("KPIs") to support its objective of financial and operating predictability, as such, it no longer discloses a combined precious metal production unit in gold equivalent ounce. Silver production is no longer treated as a gold equivalent. The Company reports production and cost information for gold, silver and copper separately.

With this realignment, the KPIs are as follows:

•	Cash costs of gold and silver on a co-product basis - shown on a per ounce basis.

◦
Costs directly attributed to gold and silver will be allocated to each metal. Costs not directly attributed to each metal will be allocated based on the relative value of revenues which will be determined annually.

◦	The Attributable Cost for each metal will then be divided by the production of each metal in calculating cash costs per ounce on a co-product basis for the period.

•	Cash costs of copper on a co-product basis - shown on a per pound basis.

◦	Costs attributable to copper production are divided by commercial copper pounds produced.

Cash costs per ounce of gold and silver ounce, and per pound of copper are calculated on a weighted average basis.

Co-product All-in Sustaining Costs

All-in sustaining costs per ounce of gold and silver produced seeks to represent total sustaining expenditures of producing gold and silver ounces from current operations, based on co-product costs, including cost components of mine sustaining capital expenditures, corporate general and administrative expense excluding stock-based compensation, and exploration and evaluation expense. All-in sustaining costs do not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, financing costs and dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of all-in sustaining costs does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods.

All-in sustaining co-product costs reflect allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost component to the gold, silver or copper production activities.

Co-product cash costs per ounce of gold and silver produced, and co-product all-in sustaining costs per ounce of gold and silver produced are from continuing operations and, as applicable, exclude Mercedes and Ernesto/Pau-a-Pique, a discontinued operation.

The following tables provide a reconciliation of total cost of sales of gold, silver and copper sold (cost of sales excluding depreciation, depletion and amortization, plus depreciation, depletion and amortization) per the Condensed Consolidated Interim Financial Statements to co-product cash costs of gold produced, co-product cash costs of silver produced, co-product cash costs of copper produced, and to co-product AISC of gold produced, co-product AISC of silver produced and co-product AISC of copper produced. The table also presents total cost of sales on a per ounce or pound sold and co-product cash costs and co-product AISC on a per ounce or pound produced basis.

Beginning January 1, 2016, the Company revised its definition of cash costs to include, in addition to mine site direct costs, all previously un-allocated general and administrative expenses related to the mine site. Additionally, the Company has excluded the impact from Alumbrera, the results of which are now considered negligible for performance measurement purposes. Comparative balances have been restated accordingly to conform to the change in presentation adopted in the current period.

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Total cost of sales in the following reconciliations to co-product cash costs and co-product AISC agrees to the condensed consolidated interim statement of operations that reflects continuing operations excluding Mercedes, which is classified as discontinued operations. All production costs are classified in inventory together with treatment and refining charges, commercial costs, overseas freight and other selling costs. The amount of inventories recognized as cost of sales for the reporting period corresponds to the units of products sold during that period.

(i)	Reconciliation of cost of sales per the Condensed Consolidated Interim Financial Statements to co-product cash costs and co-product all-in sustaining costs from continuing operations:

For the three months ended September 30, 2016 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Total Consolidated	Total Gold	Total Silver	Total Copper
Cost of sales excluding depletion, depreciation and amortization (i)	$261.2	$210.0	$15.5	$35.7
Depletion, depreciation and amortization	112.1	97.4	8.3	6.4
Total cost of sales	373.4	307.5	23.8	42.1
Depletion, depreciation and amortization	(112.1)	(97.4)	(8.3)	(6.4)
Inventory movement	9.5	1.0	0.1	8.4
Treatment and refining charges (ii)	6.9	1.0	—	5.9
Commercial and other costs	(1.3)	(0.2)	—	(1.1)
Overseas freight for Chapada Concentrate	(1.9)	(0.3)	—	(1.6)
Total co-product cash cost	$274.5	$211.5	$15.6	$47.4
General and administrative, excluding share-based compensation (iii)	22.4	18.5	1.2	2.7
Sustaining capital expenditures (iv)	82.8	62.1	4.7	16.0
Exploration and evaluation expense (iii)	4.1	3.0	0.4	0.7
Total co-product all-in sustaining costs	$383.7	$295.1	$21.9	$66.7
Commercial gold/silver ounces, pounds of copper produced		305,582	1,592,527	29,648,035
Commercial gold/silver ounce, pounds of copper sold		296,330	1,544,478	22,066,423
Cost of sales excluding depletion, depreciation and amortization per gold/silver ounce, pound of copper sold		$709	$10.01	$1.62
Depletion, depreciation and amortization per gold/silver ounce, pound of copper sold		$329	$5.35	$0.29
Total cost of sales per gold/silver ounce, pound of copper sold		$1,038	$15.36	$1.91
Co-product cash cost per gold/silver ounce, pound of copper produced		$692	$9.79	$1.60
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced		$965	$13.79	$2.25

For the three months ended September 30, 2016 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Chapada Total	Chapada Gold	Chapada Silver	Chapada Copper
Cost of sales excluding depletion, depreciation and amortization (i)	$43.0	$7.1	$0.1	$35.7
Depletion, depreciation and amortization	9.8	3.5	0.1	6.2
Total cost of sales	52.8	10.6	0.2	41.9
Depletion, depreciation and amortization	(9.8)	(3.5)	(0.1)	(6.2)
Inventory movement	11.0	2.5	0.1	8.4
Treatment and refining charges (ii)	6.9	1.0	—	5.9
Commercial and other costs	(1.3)	(0.2)	—	(1.1)
Overseas freight for Chapada Concentrate	(1.9)	(0.3)	—	(1.6)
Total co-product cash cost	$57.7	$10.1	$0.2	$47.4
General and administrative, excluding share-based compensation (iii)	0.2	—	—	0.1
Sustaining capital expenditures (iv)	19.8	3.9	0.1	15.9
Exploration and evaluation expense (iii)	0.5	0.1	—	0.4
Total co-product all-in sustaining costs	$78.2	$14.1	$0.3	$63.8
Commercial gold/silver ounces, pounds of copper produced		28,605	69,266	29,648,035
Commercial gold/silver ounce, pounds of copper sold		19,772	26,074	22,066,423
Total cost of sales per gold/silver ounce, pound of copper sold		$538	$8.55	$1.91
Co-product cash cost per gold/silver ounce, pound of copper produced		$353	$3.09	$1.60
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced		$494	$4.28	$2.15

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For the three months ended September 30, 2016 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	El Peñón Total	El Peñón Gold	El Peñón Silver	Malartic Gold
Cost of sales excluding depletion, depreciation and amortization (i)	$52.2	$38.0	$14.2	$47.4
Depletion, depreciation and amortization	27.5	19.9	7.6	31.2
Total cost of sales	79.8	57.9	21.9	78.6
Depletion, depreciation and amortization	(27.5)	(19.9)	(7.6)	(31.2)
Inventory movement	1.5	1.2	0.3	(0.5)
Treatment and refining charges	—		—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada Concentrate	—	—	—	—
Total co-product cash cost	$53.7	$39.2	$14.5	$46.9
General and administrative, excluding share-based compensation	—	—	—	0.6
Sustaining capital expenditures	15.9	11.6	4.3	11.6
Exploration and evaluation expense	1.2	0.9	0.3	0.1
Total co-product all-in sustaining costs	$70.8	$51.7	$19.1	$59.2
Commercial gold/silver ounces, pounds of copper produced		53,875	1,435,986	76,427
Commercial gold/silver ounce, pounds of copper sold		54,058	1,408,900	75,573
Total cost of sales per gold/silver ounce, pound of copper sold		$1,071	$15.51	$1,040
Co-product cash cost per gold/silver ounce, pound of copper produced		$727	$10.11	$613
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced		$959	$13.32	$774

For the three months ended September 30, 2016 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Gualcamayo Gold	Minera Florida Total	Minera Florida Gold	Minera Florida Silver
Cost of sales excluding depletion, depreciation and amortization (i)	$33.6	$21.4	$20.3	$1.1
Depletion, depreciation and amortization	10.0	9.3	8.8	0.5
Total cost of sales	43.6	30.7	29.1	1.5
Depletion, depreciation and amortization	(10.0)	(9.3)	(8.8)	(0.5)
Inventory movement	1.7	(0.4)	(0.2)	(0.2)
Treatment and refining charges	—	—	—	—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada Concentrate	—	—	—	—
Total co-product cash cost	$35.3	$21.0	$20.1	$0.8
General and administrative, excluding share-based compensation	0.5	—	—	—
Sustaining capital expenditures	2.7	7.3	7.0	0.3
Exploration and evaluation expense	—	0.3	0.3	—
Total co-product all-in sustaining costs	$38.5	$28.6	$27.4	$1.2
Commercial gold/silver ounces, pounds of copper produced	42,558		28,714	87,274
Commercial gold/silver ounce, pounds of copper sold	42,658		28,220	109,504
Total cost of sales per gold/silver ounce, pound of copper sold	$1,021		$1,032	$13.96
Co-product cash cost per gold/silver ounce, pound of copper produced	$828		$699	$9.73
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced	$904		$954	$13.26

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For the three months ended September 30, 2016 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Jacobina Gold	Pilar Gold	Fazenda Brasileiro Gold	RDM Gold
Cost of sales excluding depletion, depreciation and amortization (i)	$24.8	$14.5	$13.4	$11.1
Depletion, depreciation and amortization	8.5	9.2	3.8	0.8
Total cost of sales	33.3	23.8	17.2	11.9
Depletion, depreciation and amortization	(8.5)	(9.2)	(3.8)	(0.8)
Inventory movement	(2.1)	1.5	(0.5)	(2.5)
Treatment and refining charges	—	—	—	—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada Concentrate	—	—	—	—
Total co-product cash cost	$22.7	$16.0	$12.9	$8.6
General and administrative, excluding share-based compensation	0.1	—	—	—
Sustaining capital expenditures	12.5	5.6	4.9	1.6
Exploration and evaluation expense	—	—	—	—
Total co-product all-in sustaining costs	$35.3	$21.6	$17.8	$10.2
Commercial gold/silver ounces, pounds of copper produced	29,326	20,237	17,211	8,628
Commercial gold/silver ounce, pounds of copper sold	28,492	20,362	16,840	10,355
Total cost of sales per gold/silver ounce, pound of copper sold	$1,167	$1,167	$1,023	$1,149
Co-product cash cost per gold/silver ounce, pound of copper produced	$771	$791	$751	$986
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced	$1,201	$1,067	$1,039	$1,174

For the three months ended September 30, 2016 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Corporate Office & Other Total	Corporate Office & Other Gold	Corporate Office & Other Silver	Corporate Office & Other Copper
Cost of sales excluding depletion, depreciation and amortization (i)	$—	$—	$—	$—
Depletion, depreciation and amortization	1.8	1.5	0.1	0.2
Total cost of sales	1.8	1.5	0.1	0.2
Depletion, depreciation and amortization	(1.8)	(1.5)	(0.1)	(0.2)
Inventory movement	—	—	—	—
Treatment and refining charges	—	—	—	—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada Concentrate	—	—	—	—
Total co-product cash cost	$—	$—	$—	$—
General and administrative, excluding share-based compensation	21.0	17.2	1.2	2.6
Sustaining capital expenditures	0.9	0.7	0.1	0.1
Exploration and evaluation expense	1.9	1.6	0.1	0.2
Total co-product all-in sustaining costs	$23.8	$19.5	$1.4	$2.9
Commercial gold/silver ounces, pounds of copper produced
Commercial gold/silver ounce, pounds of copper sold
Total cost of sales per gold/silver ounce, pound of copper sold
Co-product cash cost per gold/silver ounce, pound of copper produced
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced

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For the three months ended September 30, 2015 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Total Consolidated	Total Gold	Total Silver	Total Copper
Cost of sales excluding depletion, depreciation and amortization (i)	$248.0	$186.1	$19.0	$42.8
Depletion, depreciation and amortization	124.3	107.2	11.6	5.6
Total cost of sales	372.3	293.3	30.6	48.4
Depletion, depreciation and amortization	(124.3)	(107.2)	(11.6)	(5.6)
Inventory movement	5.4	6.6	(0.6)	(0.6)
Treatment and refining charges	8.7	1.2	—	7.5
Commercial and other costs	1.5	0.3	—	1.2
Overseas freight for Chapada Concentrate	(2.9)	(0.5)	—	(2.4)
Total co-product cash cost	$260.7	$193.7	$18.4	$48.5
General and administrative, excluding share-based compensation	23.3	17.2	1.6	4.5
Sustaining capital expenditures	54.8	38.6	4.8	11.5
Exploration and evaluation expense	6.4	4.6	0.5	1.3
Total co-product all-in sustaining costs	$345.2	$254.1	$25.3	$65.8
Commercial gold/silver ounces, pounds of copper produced		300,190	2,108,287	33,950,544
Commercial gold/silver ounce, pounds of copper sold		296,939	2,157,991	29,136,112
Cost of sales excluding depletion, depreciation and amortization per gold/silver ounce, pound of copper sold		$626	$8.82	$1.47
Depletion, depreciation and amortization per gold/silver ounce, pound of copper sold		$360	$5.35	$0.19
Total cost of sales per gold/silver ounce, pound of copper sold		$986	$14.17	$1.66
Co-product cash cost per gold/silver ounce, pound of copper produced		$643	$8.77	$1.43
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced		$844	$12.05	$1.79

For the three months ended September 30, 2015 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Chapada Total	Chapada Gold	Chapada Silver	Chapada Copper
Cost of sales excluding depletion, depreciation and amortization (i)	$46.9	$4.0	$0.1	$42.8
Depletion, depreciation and amortization	7.7	2.6	0.1	5.1
Total cost of sales	54.6	6.6	0.2	47.9
Depletion, depreciation and amortization	(7.7)	(2.6)	(0.1)	(5.1)
Inventory movement	4.4	5.0	—	(0.6)
Treatment and refining charges	8.7	1.2	—	7.5
Commercial and other costs	1.5	0.3	—	1.2
Overseas freight for Chapada Concentrate	(2.9)	(0.5)	—	(2.4)
Total co-product cash cost	$58.6	$10.0	$0.1	$48.5
General and administrative, excluding share-based compensation	0.5	0.1	—	0.4
Sustaining capital expenditures	14.3	2.8	0.1	11.5
Exploration and evaluation expense	0.4	0.1	—	0.3
Total co-product all-in sustaining costs	$73.8	$12.9	$0.2	$60.7
Commercial gold/silver ounces, pounds of copper produced		32,029	69,067	33,950,544
Commercial gold/silver ounce, pounds of copper sold		31,138	54,072	29,136,112
Total cost of sales per gold/silver ounce, pound of copper sold		$212	$4.56	$1.66
Co-product cash cost per gold/silver ounce, pound of copper produced		$311	$3.23	$1.43
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced		$404	$4.10	$1.79

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For the three months ended September 30, 2015 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	El Peñón Total	El Peñón Gold	El Peñón Silver	Malartic Gold
Cost of sales excluding depletion, depreciation and amortization (i)	$53.7	$36.2	$17.5	$41.5
Depletion, depreciation and amortization	31.3	20.9	10.4	27.7
Total cost of sales	85.0	57.1	27.9	69.3
Depletion, depreciation and amortization	(31.3)	(20.9)	(10.4)	(27.7)
Inventory movement	(2.2)	(1.7)	(0.5)	0.1
Treatment and refining charges	—		—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada Concentrate	—	—	—	—
Total co-product cash cost	$51.5	$34.5	$17.0	$41.6
General and administrative, excluding share-based compensation	—	—	—	0.8
Sustaining capital expenditures	13.4	9.0	4.5	7.6
Exploration and evaluation expense	0.3	0.2	0.1	0.1
Total co-product all-in sustaining costs	$65.2	$43.7	$21.6	$50.1
Commercial gold/silver ounces, pounds of copper produced		51,983	1,914,356	76,603
Commercial gold/silver ounce, pounds of copper sold		52,633	1,970,070	76,620
Total cost of sales per gold/silver ounce, pound of copper sold		$1,085	$14.17	$904
Co-product cash cost per gold/silver ounce, pound of copper produced		$664	$8.91	$544
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced		$841	$11.29	$654

For the three months ended September 30, 2015 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Gualcamayo Gold	Minera Florida Total	Minera Florida Gold	Minera Florida Silver
Cost of sales excluding depletion, depreciation and amortization (i)	$39.0	$22.3	$21.0	$1.3
Depletion, depreciation and amortization	16.9	15.3	14.4	0.9
Total cost of sales	55.9	37.6	35.4	2.2
Depletion, depreciation and amortization	(16.9)	(15.3)	(14.4)	(0.9)
Inventory movement	1.1	(0.5)	(0.4)	(0.1)
Treatment and refining charges		—		—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada Concentrate	—	—	—	—
Total co-product cash cost	$40.1	$21.8	$20.6	$1.2
General and administrative, excluding share-based compensation	—	—	—	—
Sustaining capital expenditures	1.3	4.9	4.6	0.3
Exploration and evaluation expense	—	0.3	0.3	—
Total co-product all-in sustaining costs	$41.4	$27.0	$25.5	$1.5
Commercial gold/silver ounces, pounds of copper produced	44,076		28,989	124,865
Commercial gold/silver ounce, pounds of copper sold	41,902		28,659	133,850
Total cost of sales per gold/silver ounce, pound of copper sold	$1,334		$1,254	$16.36
Co-product cash cost per gold/silver ounce, pound of copper produced	$909		$728	$9.64
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced	$939		$898	$11.90

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For the three months ended September 30, 2015 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Jacobina Gold	Pilar Gold	Fazenda Brasileiro Gold	RDM Gold
Cost of sales excluding depletion, depreciation and amortization (i)	$17.1	$14.9	$12.4	$—
Depletion, depreciation and amortization	5.2	9.1	8.1	—
Total cost of sales	22.3	24.0	20.5	—
Depletion, depreciation and amortization	(5.2)	(9.1)	(8.1)	—
Inventory movement	3.1	0.3	(0.8)	—
Treatment and refining charges	—	—	—	—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada Concentrate	—	—	—	—
Total co-product cash cost	$20.2	$15.2	$11.6	$—
General and administrative, excluding share-based compensation	0.2	0.1	0.1	—
Sustaining capital expenditures	6.6	4.2	2.3	—
Exploration and evaluation expense	—	—	—	—
Total co-product all-in sustaining costs	$27.0	$19.5	$14.0	$—
Commercial gold/silver ounces, pounds of copper produced	28,080	21,468	16,963	—
Commercial gold/silver ounce, pounds of copper sold	27,287	21,588	17,111	—
Total cost of sales per gold/silver ounce, pound of copper sold	$816	$1,056	$1,200
Co-product cash cost per gold/silver ounce, pound of copper produced	$718	$652	$686
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced	$962	$854	$826

For the three months ended September 30, 2015 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Corporate Office & Other Total	Corporate Office & Other Gold	Corporate Office & Other Silver	Corporate Office & Other Copper
Cost of sales excluding depletion, depreciation and amortization (i)	$—	$—	$—	$—
Depletion, depreciation and amortization	2.9	2.2	0.2	0.5
Total cost of sales	2.9	2.2	0.2	0.5
Depletion, depreciation and amortization	(2.9)	(2.2)	(0.2)	(0.5)
Inventory movement	—	—	—	—
Treatment and refining charges	—	—	—	—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada Concentrate	—	—	—	—
Total co-product cash cost	$—	$—	$—	$—
General and administrative, excluding share-based compensation	21.7	15.9	1.6	4.1
Sustaining capital expenditures	—	—	—	—
Exploration and evaluation expense	5.4	4.0	0.4	1.0
Total co-product all-in sustaining costs	$27.1	$19.9	$2.0	$5.1
Commercial gold/silver ounces, pounds of copper produced
Commercial gold/silver ounce, pounds of copper sold
Total cost of sales per gold/silver ounce, pound of copper sold
Co-product cash cost per gold/silver ounce, pound of copper produced
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced

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For the nine months ended September 30, 2016 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Total Consolidated	Total Gold	Total Silver	Total Copper
Cost of sales excluding depletion, depreciation and amortization (i)	$744.9	$586.5	$43.7	$114.7
Depletion, depreciation and amortization	334.0	287.3	23.4	23.3
Total cost of sales	1,078.9	873.8	67.1	138.0
Depletion, depreciation and amortization	(334.0)	(287.3)	(23.4)	(23.3)
Inventory movement	(0.4)	(3.7)	—	3.3
Treatment and refining charges (ii)	21.9	3.1	0.1	18.7
Commercial and other costs	(3.4)	(0.6)	—	(2.8)
Overseas freight for Chapada Concentrate	(6.0)	(1.1)	—	(5.0)
Total co-product cash cost	$757.0	$584.2	$43.8	$128.9
General and administrative, excluding share-based compensation (iii)	59.6	48.7	3.5	7.5
Sustaining capital expenditures (iv)	202.9	152.4	12.6	38.0
Exploration and evaluation expense (iii)	12.6	9.3	1.5	1.7
Total co-product all-in sustaining costs	$1,032.1	$794.6	$61.4	$176.1
Commercial gold/silver ounces, pounds of copper produced		879,476	5,082,200	78,678,968
Commercial gold/silver ounce, pounds of copper sold		864,071	4,985,004	70,741,048
Cost of sales excluding depletion, depreciation and amortization per gold/silver ounce, pound of copper sold		$679	$8.76	$1.62
Depletion, depreciation and amortization per gold/silver ounce, pound of copper sold		$332	$4.69	$0.33
Total cost of sales per gold/silver ounce, pound of copper sold		$1,011	$13.45	$1.95
Co-product cash cost per gold/silver ounce, pound of copper produced		$665	$8.60	$1.64
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced		$905	$12.06	$2.24

For the nine months ended September 30, 2016 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Chapada Total	Chapada Gold	Chapada Silver	Chapada Copper
Cost of sales excluding depletion, depreciation and amortization (i)	$139.4	$24.3	$0.4	$114.7
Depletion, depreciation and amortization	32.7	10.0	0.2	22.5
Total cost of sales	172.1	34.3	0.6	137.2
Depletion, depreciation and amortization	(32.7)	(10.0)	(0.2)	(22.5)
Inventory movement	5.1	1.7	0.1	3.3
Treatment and refining charges (ii)	21.9	3.1	0.1	18.7
Commercial and other costs	(3.4)	(0.6)	—	(2.8)
Overseas freight for Chapada Concentrate	(6.0)	(1.1)	—	(5.0)
Total co-product cash cost	$157.0	$27.4	$0.6	$128.9
General and administrative, excluding share-based compensation (iii)	0.6	0.1	—	0.5
Sustaining capital expenditures (iv)	47.1	9.2	0.2	37.7
Exploration and evaluation expense (iii)	1.1	0.2	—	0.9
Total co-product all-in sustaining costs	$205.8	$36.9	$0.8	$168.0
Commercial gold/silver ounces, pounds of copper produced		66,944	181,424	78,678,968
Commercial gold/silver ounce, pounds of copper sold		51,759	72,650	70,741,048
Total cost of sales per gold/silver ounce, pound of copper sold		$661	$8.82	$1.95
Co-product cash cost per gold/silver ounce, pound of copper produced		$410	$3.21	$1.64
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced		$553	$4.30	$2.10

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For the nine months ended September 30, 2016 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	El Peñón Total	El Peñón Gold	El Peñón Silver	Malartic Gold
Cost of sales excluding depletion, depreciation and amortization (i)	$147.3	$107.3	$40.0	$132.9
Depletion, depreciation and amortization	77.5	56.3	21.2	90.4
Total cost of sales	224.8	163.6	61.2	223.3
Depletion, depreciation and amortization	(77.5)	(56.3)	(21.2)	(90.4)
Inventory movement	2.0	2.1	(0.1)	—
Treatment and refining charges (ii)	—		—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada Concentrate	—	—	—	—
Total co-product cash cost	$149.3	$109.4	$39.9	$132.9
General and administrative, excluding share-based compensation (iii)	—	—	—	2.7
Sustaining capital expenditures (iv)	42.6	31.2	11.4	37.3
Exploration and evaluation expense (iii)	4.1	3.0	1.1	0.3
Total co-product all-in sustaining costs	$196.0	$143.6	$52.4	$173.2
Commercial gold/silver ounces, pounds of copper produced		164,445	4,566,466	222,543
Commercial gold/silver ounce, pounds of copper sold		164,764	4,576,730	219,965
Total cost of sales per gold/silver ounce, pound of copper sold		$993	$13.36	$1,015
Co-product cash cost per gold/silver ounce, pound of copper produced		$665	$8.74	$597
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced		$873	$11.50	$778

For the nine months ended September 30, 2016 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Gualcamayo Gold	Minera Florida Total	Minera Florida Gold	Minera Florida Silver
Cost of sales excluding depletion, depreciation and amortization (i)	$101.0	$59.7	$56.4	$3.3
Depletion, depreciation and amortization	29.4	28.5	27.0	1.5
Total cost of sales	130.4	88.2	83.4	4.8
Depletion, depreciation and amortization	(29.4)	(28.5)	(27.0)	(1.5)
Inventory movement	(3.1)	1.5	1.5	—
Treatment and refining charges (ii)		—		—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada Concentrate	—	—	—	—
Total co-product cash cost	$97.9	$61.2	$57.9	$3.2
General and administrative, excluding share-based compensation (iii)	0.7	—	—	—
Sustaining capital expenditures (iv)	4.4	16.3	15.5	0.8
Exploration and evaluation expense (iii)	—	0.5	0.5	—
Total co-product all-in sustaining costs	$103.0	$78.0	$73.9	$4.1
Commercial gold/silver ounces, pounds of copper produced	119,425		78,637	334,310
Commercial gold/silver ounce, pounds of copper sold	121,732		76,879	335,624
Total cost of sales per gold/silver ounce, pound of copper sold	$1,071		$1,085	$14.24
Co-product cash cost per gold/silver ounce, pound of copper produced	$819		$736	$9.69
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced	$862		$940	$12.20

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For the nine months ended September 30, 2016 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Jacobina Gold	Pilar Gold	Fazenda Brasileiro Gold	RDM Gold
Cost of sales excluding depletion, depreciation and amortization (i)	$65.0	$40.4	$36.4	$23.0
Depletion, depreciation and amortization	27.9	25.7	12.8	2.1
Total cost of sales	92.9	66.1	49.2	25.1
Depletion, depreciation and amortization	(27.9)	(25.7)	(12.8)	(2.1)
Inventory movement	(5.5)	4.9	(1.3)	(4.0)
Treatment and refining charges (ii)	—	—	—	—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada Concentrate	—	—	—	—
Total co-product cash cost	$59.5	$45.3	$35.1	$19.0
General and administrative, excluding share-based compensation (iii)	0.5	0.1	0.1	—
Sustaining capital expenditures (iv)	27.3	11.9	11.2	2.6
Exploration and evaluation expense (iii)	—	—	—	—
Total co-product all-in sustaining costs	$87.3	$57.3	$46.4	$21.6
Commercial gold/silver ounces, pounds of copper produced	88,298	64,891	52,608	21,686
Commercial gold/silver ounce, pounds of copper sold	88,084	63,895	54,007	22,985
Total cost of sales per gold/silver ounce, pound of copper sold	$1,055	$1,034	$911	$1,092
Co-product cash cost per gold/silver ounce, pound of copper produced	$674	$698	$667	$878
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced	$989	$883	$884	$999

For the nine months ended September 30, 2016 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Corporate Office & Other Total	Corporate Office & Other Gold	Corporate Office & Other Silver	Corporate Office & Other Copper
Cost of sales excluding depletion, depreciation and amortization (i)	$—	$—	$—	$—
Depletion, depreciation and amortization	7.0	5.7	0.5	0.8
Total cost of sales	7.0	5.7	0.5	0.8
Depletion, depreciation and amortization	(7.0)	(5.7)	(0.5)	(0.8)
Inventory movement	—	—	—	—
Treatment and refining charges (ii)	—	—	—	—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada Concentrate	—	—	—	—
Total co-product cash cost	$—	$—	$—	$—
General and administrative, excluding share-based compensation (iii)	54.8	44.3	3.5	7.0
Sustaining capital expenditures (iv)	2.2	1.7	0.2	0.3
Exploration and evaluation expense (iii)	6.5	5.3	0.4	0.8
Total co-product all-in sustaining costs	$63.5	$51.3	$4.1	$8.1
Commercial gold/silver ounces, pounds of copper produced
Commercial gold/silver ounce, pounds of copper sold
Total cost of sales per gold/silver ounce, pound of copper sold
Co-product cash cost per gold/silver ounce, pound of copper produced
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced

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For the nine months ended September 30, 2015 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Total Consolidated	Total Gold	Total Silver	Total Copper
Cost of sales excluding depletion, depreciation and amortization (i)	$762.7	$568.7	$58.1	$135.9
Depletion, depreciation and amortization	366.5	306.0	38.0	22.4
Total cost of sales	1,129.2	874.7	96.1	158.3
Depletion, depreciation and amortization	(366.5)	(306.0)	(38.0)	(22.4)
Inventory movement	(5.7)	(1.6)	—	(4.1)
Treatment and refining charges	27.2	4.2	0.1	22.9
Commercial and other costs	(3.8)	(0.7)	—	(3.2)
Overseas freight for Chapada Concentrate	(8.8)	(1.5)	—	(7.3)
Total co-product cash cost	$771.6	$569.1	$58.2	$144.2
General and administrative, excluding share-based compensation	73.2	53.8	5.7	13.6
Sustaining capital expenditures	162.7	117.8	15.9	29.0
Exploration and evaluation expense	15.9	11.3	1.4	3.2
Total co-product all-in sustaining costs	$1,023.4	$752.0	$81.2	$190.0
Commercial gold/silver ounces, pounds of copper produced		849,429	6,770,872	94,413,310
Commercial gold/silver ounce, pounds of copper sold		841,324	6,732,355	87,371,180
Cost of sales excluding depletion, depreciation and amortization per gold/silver ounce, pound of copper sold		$676	$8.63	$1.56
Depletion, depreciation and amortization per gold/silver ounce, pound of copper sold		$364	$5.65	$0.26
Total cost of sales per gold/silver ounce, pound of copper sold		$1,040	$14.28	$1.81
Co-product cash cost per gold/silver ounce, pound of copper produced		$670	$8.59	$1.53
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced		$885	$11.99	$2.01

For the nine months ended September 30, 2015 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Chapada Total	Chapada Gold	Chapada Silver	Chapada Copper
Cost of sales excluding depletion, depreciation and amortization (i)	$161.3	$25.1	$0.4	$135.8
Depletion, depreciation and amortization	29.6	8.6	0.2	20.8
Total cost of sales	190.9	33.7	0.6	156.6
Depletion, depreciation and amortization	(29.6)	(8.6)	(0.2)	(20.8)
Inventory movement	(1.0)	2.9	0.2	(4.1)
Treatment and refining charges	27.2	4.2	0.1	22.9
Commercial and other costs	(3.8)	(0.7)	—	(3.2)
Overseas freight for Chapada Concentrate	(8.8)	(1.5)	—	(7.3)
Total co-product cash cost	$174.9	$30.0	$0.7	$144.1
General and administrative, excluding share-based compensation	1.0	0.2	—	0.8
Sustaining capital expenditures	36.3	7.1	0.1	29.0
Exploration and evaluation expense	1.0	0.2	—	0.8
Total all-in sustaining costs	$213.2	$37.5	$0.8	$174.7
Commercial gold/silver ounces, pounds of copper produced		84,561	203,987	94,413,310
Commercial gold/silver ounce, pounds of copper sold		80,323	144,219	87,371,180
Total cost of sales per gold/silver ounce, pound of copper sold		$419	$4.22	$1.81
Co-product cash cost per gold/silver ounce, pound of copper produced		$355	$3.25	$1.53
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced		$443	$4.00	$1.90

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For the nine months ended September 30, 2015 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	El Peñón Total	El Peñón Gold	El Peñón Silver	Malartic Gold
Cost of sales excluding depletion, depreciation and amortization (i)	$161.1	$108.0	$53.1	$125.0
Depletion, depreciation and amortization	101.8	68.0	33.8	80.3
Total cost of sales	262.9	176.0	86.9	205.3
Depletion, depreciation and amortization	(101.8)	(68.0)	(33.8)	(80.3)
Inventory movement	(1.1)	(0.9)	(0.2)	1.2
Treatment and refining charges	—		—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada Concentrate	—	—	—	—
Total co-product cash cost	$160.0	$107.1	$52.9	$126.2
General and administrative, excluding share-based compensation	—	—	—	2.2
Sustaining capital expenditures	44.2	29.5	14.7	29.0
Exploration and evaluation expense	0.7	0.5	0.2	0.2
Total all-in sustaining costs	$204.9	$137.1	$67.8	$157.6
Commercial gold/silver ounces, pounds of copper produced		167,914	6,108,532	212,937
Commercial gold/silver ounce, pounds of copper sold		168,045	6,130,827	211,687
Total cost of sales per gold/silver ounce, pound of copper sold		$1,047	$14.18	$970
Co-product cash cost per gold/silver ounce, pound of copper produced		$637	$8.67	$593
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced		$816	$11.10	$740

For the nine months ended September 30, 2015 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Gualcamayo Gold	Minera Florida Total	Minera Florida Gold	Minera Florida Silver
Cost of sales excluding depletion, depreciation and amortization (i)	$107.9	$66.7	$62.1	$4.6
Depletion, depreciation and amortization	40.6	46.7	43.5	3.3
Total cost of sales	148.5	113.4	105.6	7.9
Depletion, depreciation and amortization	(40.6)	(46.7)	(43.5)	(3.3)
Inventory movement	(2.3)	(0.8)	(0.8)	—
Treatment and refining charges		—		—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada Concentrate	—	—	—	—
Total co-product cash cost	$105.6	$65.9	$61.3	$4.6
General and administrative, excluding share-based compensation	—	—	—	—
Sustaining capital expenditures	4.8	14.5	13.5	1.0
Exploration and evaluation expense	—	0.8	0.8	0.1
Total all-in sustaining costs	$110.4	$81.2	$75.6	$5.7
Commercial gold/silver ounces, pounds of copper produced	127,811		83,400	458,354
Commercial gold/silver ounce, pounds of copper sold	124,839		83,015	457,309
Total cost of sales per gold/silver ounce, pound of copper sold	$1,190		$1,272	$17.13
Co-product cash cost per gold/silver ounce, pound of copper produced	$826		$735	$9.98
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced	$864		$906	$12.30

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For the nine months ended September 30, 2015 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Jacobina Gold	Pilar Gold	Fazenda Brasileiro Gold	RDM Gold
Cost of sales excluding depletion, depreciation and amortization (i)	$58.4	$46.4	$35.7	$—
Depletion, depreciation and amortization	20.3	16.2	21.4	—
Total cost of sales	78.6	62.7	57.2	—
Depletion, depreciation and amortization	(20.3)	(16.2)	(21.4)	—
Inventory movement	0.9	—	(2.7)	—
Treatment and refining charges	—	—	—	—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada Concentrate	—	—	—	—
Total co-product cash cost	$59.3	$46.5	$33.1	$—
General and administrative, excluding share-based compensation	0.8	0.2	0.5	—
Sustaining capital expenditures	17.5	8.0	8.4	—
Exploration and evaluation expense	—	—	—	—
Total all-in sustaining costs	$77.6	$54.6	$41.9	$—
Commercial gold/silver ounces, pounds of copper produced	67,988	61,858	42,961	—
Commercial gold/silver ounce, pounds of copper sold	68,576	60,507	44,331	—
Total cost of sales per gold/silver ounce, pound of copper sold	$1,147	$1,036	$1,289
Co-product cash cost per gold/silver ounce, pound of copper produced	$872	$751	$770
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced	$1,142	$883	$975

For the nine months ended September 30, 2015 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Corporate Office & Other Total	Corporate Office & Other Gold	Corporate Office & Other Silver	Corporate Office & Other Copper
Cost of sales excluding depletion, depreciation and amortization (i)	$—	$—	$—	$—
Depletion, depreciation and amortization	9.7	7.3	0.8	1.6
Total cost of sales	9.7	7.3	0.8	1.6
Depletion, depreciation and amortization	(9.7)	(7.3)	(0.8)	(1.6)
Inventory movement	—	—	—	—
Treatment and refining charges	—	—	—	—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada Concentrate	—	—	—	—
Total co-product cash cost	$—	$—	$—	$—
General and administrative, excluding share-based compensation	68.5	50.0	5.7	12.8
Sustaining capital expenditures	—	—	—	—
Exploration and evaluation expense	13.2	9.6	1.1	2.4
Total all-in sustaining costs	$81.7	$59.6	$6.8	$15.2
Commercial gold/silver ounces, pounds of copper produced
Commercial gold/silver ounce, pounds of copper sold
Total cost of sales per gold/silver ounce, pound of copper sold
Co-product cash cost per gold/silver ounce, pound of copper produced
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced

(i)
Cost of sales includes non-cash items including the impact of the movement in inventory. Beginning January 1, 2016, the Company revised the presentation of the reportable cash costs and comparative balances have been restated to conform to the change in presentation adopted in the current period.

(ii)
Costs directly attributed to a specific metal are allocated to that metal. Costs not directly attributed to a specific metal are allocated based on relative value. As a rule of thumb, the relative value is 80% copper, 20% gold and silver at Chapada (2015 - 80% copper and 20% gold and silver). TCRC’s are defined as treatment and refining charges.

(iii)
Chapada's general and administrative expense and exploration expense are allocated reflecting costs incurred on the related activities at Chapada. G&A and exploration expenses of all other operations are allocated based on the relative proportions of consolidated revenues from gold and silver sales.

(iv)
Chapada's sustaining capital expenditures are allocated reflecting costs incurred on the related activities at Chapada. Sustaining capital expenditures of all other operations are allocated based on the relative proportions of consolidated revenues from gold and silver sales.

ADJUSTED EARNINGS OR LOSS AND ADJUSTED EARNINGS OR LOSS PER SHARE

The Company uses the financial measures “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” to supplement information in its Consolidated Annual Financial Statements. The Company believes that in addition to conventional measures prepared in accordance with

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IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of adjusted measures are not meant to be a substitute for Net Earnings or Loss or Net Earnings or Loss per share presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding non-recurring items, items not related to or having a disproportionate effect on results for a particular periods and/or not directly related to the core mining business such as (a) share-based payments and other compensation, (b) unrealized foreign exchange (gains) losses related to revaluation of deferred income tax asset and liability on non-monetary items, (c) unrealized foreign exchange (gains) losses related to other items, (d) unrealized (gains) losses on derivatives, (e) impairment losses and reversals on mineral interests and other assets, (f) deferred income tax expense (recovery) on the translation of foreign currency inter-corporate debt, (g) mark-to-market (gains)/ losses on available-for-sale securities and other assets, (h) one-time tax adjustments to historical deferred income tax balances relating to changes in enacted tax rates, (i) reorganization costs, (j) non-recurring provisions, (k) (gains) losses on sale of assets, (l) any other non-recurring adjustments and the tax impact of any of these adjustments calculated at the statutory effective rate for the same jurisdiction as the adjustment. Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance. Earnings adjustments for the comparative period reflect both continuing and discontinued operations.

The terms “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. Management uses these measures for internal valuation of the core mining performance for the period and to assist with planning and forecasting of future operations. Management believes that the presentation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share provide useful information to investors because they exclude non-recurring items, items not related to or not indicative of current or future period's results and/or not directly related to the core mining business and are a better indication of the Company’s profitability from operations as evaluated by internal management and the board of directors. The items excluded from the computation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share, which are otherwise included in the determination of Net Earnings or Loss and Net Earnings or Loss per share prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability.

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Reconciliations of Adjusted Earnings to Net Earnings are provided in Section 5.1: Overview of Financial Results of the MD&A for the three and nine months ended September 30, 2016. The reconciliations on a per share basis are as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2016	2015	2016	2015
Net (loss)/earnings per share from continuing operations attributable to Yamana Gold Inc. equityholders - basic	$—	$(0.11)	$0.07	$(0.26)
Non-cash unrealized foreign exchange losses/(gains)	0.01	(0.04)	0.03	(0.04)
Share-based payments/mark-to-market of deferred share units	—	—	0.02	—
Mark-to-market on zero cost collar contract	0.01	—	—	—
Mark-to-market on investment and other assets	0.01	—	(0.01)	(0.01)
Other non-recurring provisions and other adjustments	0.01	—	0.02	0.03
Adjusted earnings/(loss) before income tax effect	0.03	(0.15)	0.12	(0.28)
Non-cash tax on unrealized foreign exchange gains	—	0.14	(0.07)	0.22
Income tax effect of adjustments	(0.02)	—	(0.01)	—
Adjusted (loss)/earnings per share from continuing operations attributable to Yamana Gold Inc. equityholders - basic	$0.02	$(0.02)	$0.04	$(0.06)

Net (loss)/earnings per share from continuing operations attributable to Yamana Gold Inc. equityholders - diluted	$—	$(0.11)	$0.07	$(0.25)
Non-cash unrealized foreign exchange losses/(gains)	0.01	(0.04)	0.03	(0.04)
Mark-to-market on zero cost collar contract	0.01	—	—	—
Mark-to-market on investment and other assets	0.01	—	(0.01)	(0.01)
Other non-recurring provisions and other adjustments	0.01	—	0.02	0.02
Adjusted earnings/(loss) before income tax effect	0.03	(0.15)	0.12	(0.28)
Non-cash tax on unrealized foreign exchange gains	—	0.14	(0.07)	0.21
Income tax effect of adjustments	(0.02)	—	(0.01)	—
Adjusted (loss)/earnings per share from continuing operations attributable to Yamana Gold Inc. equityholders - diluted	$0.02	$(0.02)	$0.04	$(0.06)

Weighted average number of shares outstanding (in thousands)
Basic	947,590	946,563	947,374	933,180
Diluted	947,590	946,563	947,953	933,180

Net (loss)/earnings from continuing operations	(2.1)	(107.0)	64.3	(238.0)
Non-cash unrealized foreign exchange losses/(gains)	5.4	(39.9)	24.9	(41.4)
Share-based payments/mark-to-market of deferred share units	(1.1)	(1.5)	16.6	3.6
Reorganization costs	—	6.1	—	5.4
Loss on sale of assets	0.8	(0.4)	0.5	(0.6)
Mark-to-market on zero cost collar contract	6.1	—	0.4	—
Mark-to-market on investment and other assets	8.7	(4.6)	(11.2)	(6.5)
Other non-recurring provisions and other adjustments	11.5	1.2	18.5	15.5
Adjusted earnings/(loss) before income tax effect	29.3	(146.1)	114.0	(262.0)
Non-cash tax on unrealized foreign exchange gains	2.0	130.1	(70.8)	201.8
Income tax effect of adjustments	(14.3)	(0.5)	(6.9)	—
Adjusted earnings/(loss) from continuing operations (ii)	17.0	(16.5)	36.3	(60.2)

ADJUSTED OPERATING CASH FLOWS

The Company uses the financial measures “Adjusted Operating Cash Flows", which is a non-GAAP financial measure, to supplement information in its consolidated financial statements. Adjusted Operating Cash Flow does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance by excluding certain items from cash flows from operating activities. The presentation of Adjusted Operating Cash Flows is not meant to be a substitute for the cash flows information presented in accordance with IFRS, but rather should be evaluated in conjunction with

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such IFRS measures. Adjusted Operating Cash Flows is calculated as the sum of cash flows from operating activities before changes in working capital subtracting the impact of advance payments on metal purchase agreement. Reconciliations of Adjusted Operating Cash Flows are provided in Section 5.1: Overview of Financial Results of the MD&A for the three and nine months ended September 30, 2016.

NET DEBT

The Company uses the financial measure "Net Debt" to supplement information in its Consolidated Financial Statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The non-GAAP financial measure of net debt does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Net Debt is calculated as the sum of the current and non-current portions of long-term debt net of the cash and cash equivalent balance as at the balance sheet date. A reconciliation of the non-GAAP financial measure is provided below:

As at, (In millions of US Dollars)	September 30, 2016	December 31, 2015
Debt
Non-current portion	$1,651.2	$1,676.7
Current portion	93.9	97.0
Total debt	$1,745.1	$1,773.7
Less: Cash and cash equivalents	243.6	119.9
Net Debt (i)	$1,501.5	$1,653.8

(i)	Beginning January 1, 2016, the Company revised the presentation of net debt and comparative balances have been restated to conform to the change in presentation adopted in the current period.

NET FREE CASH FLOW

The Company uses the financial measure "Net Free Cash Flow", which is a non-GAAP financial measure, to supplement information in its Consolidated Financial Statements. Net Free Cash Flow does not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance with respect to its operating cash flow capacity to meet non-discretionary outflow of cash. The presentation of Net Free Cash Flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Net Free Cash Flow is calculated as cash flows from operating activities of continuing operations adjusted for advance payments pursuant to metal purchase agreements, non-discretionary expenditures from sustaining capital expenditures and interest and financing expenses paid related to the current period. Reconciliations of Net Free Cash Flow are provided in Section 3: Outlook and Strategy of the MD&A.

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AVERAGE REALIZED METAL PRICES

The Company uses the financial measures "average realized gold price", "average realized silver price" and "average realized copper price", which are non-GAAP financial measures, to supplement in its Consolidated Financial Statements. Average realized price does not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance vis-à-vis average market prices of metals for the period. The presentation of average realized metal prices is not meant to be a substitute for the revenue information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

Average realized metal price represents the sale price of the underlying metal before deducting sales taxes, treatment and refining charges, and other quotational and pricing adjustments. Average realized prices are calculated as the revenue related to each of the metals sold, i.e. gold, silver and copper, divided by the quantity of the respective units of metals sold, i.e. gold ounce, silver ounce and copper pound. Reconciliations of average realized metal prices to revenue are provided below:

	2016				2015
For the three months ended September 30, 2016 (In millions of US Dollars; unless otherwise noted)	Total	Gold	Silver	Copper	Total	Gold	Silver	Copper
Revenue	$464.3	$393.1	$30.1	$41.1	$424.4	$326.2	$32.1	$66.1
Treatment and refining charges of gold and copper concentrate	6.9	1.0	—	5.9	8.7	1.4	—	7.3
Sales taxes	4.1	2.7	—	1.4	6.6	5.2	—	1.4
Metal price adjustments related to concentrate revenue	(2.0)	(0.8)	—	(1.2)	8.8	0.6	—	8.2
Other adjustments	0.1	0.1	—	—	(0.1)	(0.1)	—	—
Gross revenue	$473.4	$396.1	$30.1	$47.2	$448.4	$333.3	$32.1	$83.0

Commercial gold/silver ounces, pounds of copper sold		296,330	1,545,128	22,066,423		296,655	2,158,994	29,136,112
Revenue per gold/silver ounce, pound of copper sold		$1,327	$19.46	$1.86		$1,100	$14.85	$2.27
Average realized price per gold/silver ounce, pound of copper sold		$1,337	$19.46	$2.15		$1,124	$14.87	$2.85

	2016				2015
For the nine months ended September 30, 2016 (In millions of US Dollars; unless otherwise noted)	Total	Gold	Silver	Copper	Total	Gold	Silver	Copper
Revenue	$1,303.3	$1,085.1	$84.4	$133.8	$1,281.5	$969.4	$107.9	$204.2
Treatment and refining charges of gold and copper concentrate	21.9	3.1	0.1	18.7	27.2	4.0	0.1	23.1
Sales taxes	11.6	7.2	0.3	4.1	19.5	15.0	—	4.5
Metal price adjustments related to concentrate revenue	(7.8)	(1.6)	—	(6.2)	21.2	1.0	—	20.2
Other adjustments	(0.2)	(0.4)	—	0.2	(0.1)	0.3	(0.4)	—
Gross revenue	$1,328.8	$1,093.4	$84.8	$150.6	$1,349.3	$989.7	$107.6	$252.0

Commercial gold/silver ounces, pounds of copper sold		864,071	4,985,654	70,741,048		840,714	6,732,098	87,371,179
Revenue per gold/silver ounce, pound of copper sold		$1,256	$16.94	$1.89		$1,156	$16.03	$2.34
Average realized price per gold/silver ounce, pound of copper sold		$1,266	$17.00	$2.13		$1,177	$15.99	$2.87

ADDITIONAL LINE ITEMS OR SUBTOTALS IN FINANCIAL STATEMENTS

The Company uses the following line items and subtotals in the financial statements as contemplated in IAS 1 Presentation of Financial Statements:

•
Gross margin excluding depletion, depreciation and amortization — represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization. This additional measure represents the cash contribution from the sales of metals before all other operating expenses and DDA, in the reporting period.

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•	Mine operating earnings — represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization and depletion, depreciation and amortization.

•
Operating earnings - represents the amount of earnings before net finance income/expense and income tax recovery/expense. This measure represents the amount of financial contribution, net of all expenses directly attributable to mining operations and overheads. Finance income, finance expense and foreign exchange gains/losses are not classified as expenses directly attributable to mining operations.

•
Cash flows from operating activities before net change in working capital — excludes the movement from period-to-period in working capital items including trade and other receivables, other assets, inventories, trade and other payables. As the Company uses the indirect method prescribed by IFRS in preparing its statement of cash flows, this additional measure represents the cash flows generated by the mining business to complement the GAAP measure of cash flows from operating activities, which is adjusted for the working capital change during the reporting period.

The Company’s management believes that their presentation provides useful information to investors because gross margin excluding depletion, depreciation and amortization excludes the non-cash operating cost item (i.e. depreciation, depletion and amortization), cash flows from operating activities before net change in working capital excludes the movement in working capital items, mine operating earnings excludes expenses not directly associate with commercial production and operating earnings excludes finance and tax related expenses and income/recoveries. These, in management’s view, provide useful information of the Company’s cash flows from operating activities and are considered to be meaningful in evaluating the Company’s past financial performance or the future prospects.

14.	ADDITIONAL DISCLOSURES ASSOCIATED WITH THE CONTINUOUS DISCLOSURE REVIEW FOR THE FIRST AND SECOND QUARTER OF 2016

In connection with a continuous disclosure review by the Ontario Securities Commission (the "OSC"), the Company has included additional disclosure with respect to its first and second quarter 2016 results in its third quarter Management's Discussion & Analysis ("MD&A") to provide greater prominence to the Company's GAAP measures for those periods, including providing GAAP reconciliations for operating mines. The additional disclosures for the periods: three months ended March 31, 2016 and comparatives, three months ended June 30, 2016 and comparatives, and six months ended June 30, 2015 and comparatives, have been restated to exclude the Mexican operations, which were classified as discontinued operations and sold in the third quarter of 2016, are as follows:

For the three months ended March 31, 2016

Financial Results

Net earnings from continuing operations attributable to Yamana equityholders for the three months ended March 31, 2016 were $36.2 million or $0.04 per share basic and diluted, compared to net loss of $135.4 million or $0.15 per share basic and diluted for the three months ended March 31, 2015.

Adjusted earnings (a non-GAAP financial measure, see Section 13 for definition and Section 14 for reconciliation) from continuing operations were $21.7 million or $0.02 per share for the three months ended March 31, 2016, compared to adjusted loss of $37.8 million or $0.04 per share for the same period of 2015.

Cash flows from operating activities of continuing operations for the three months ended March 31, 2016 were $116.3 million, compared to $12.5 million for the same period in 2015. Net free cash flow (a non-GAAP financial measure, see Section 13 for definition and Section 14 for reconciliation) for the three months ended March 31, 2016 was $45.3 million, compared to an outflow of $56.1 million for the same period in 2015.

Net Earnings, adjusted earnings (a non-GAAP financial measure, see Section 13 for definition and Section 14 for reconciliation), cash flows from operating activities of continuing operations and net free cash flow (a non-GAAP financial measure, see Section 13 for definition and Section 14 for reconciliation) for the period were higher due to higher sales of gold, partly offset by lower sales of silver and copper, lower market metal prices and lower depletion, depreciation and amortization ("DDA").

Revenue for the three months ended March 31, 2016 was $400.9 million, compared to the $425.4 million for the same period of 2015, as a result of lower sales quantities of silver and copper and lower metal prices. Revenue for the first quarter was generated from the sale of 276,589 ounces of gold, 1.76 million ounces of silver and 22.7 million pounds of copper. This compares to sales of 270,767 ounces of gold, 2.32 million ounces of silver and 26.7 million pounds of copper for the three months ended March 31, 2015.

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The revenue for gold in the first quarter of 2016 was $1,179 per ounce compared to $1,194 per ounce for the same quarter in 2015, and the revenue for silver was $14.92 per ounce compared to $16.91 per ounce for the same quarter in 2015. The revenue for copper was $2.14 per pound compared to the $2.37 per pound for the first quarter in 2015.

The average realized price (a non-GAAP financial measure, see Section 13 for definition and Section 14 for reconciliation) of gold in the first quarter of 2016 was $1,188 per ounce compared to $1,217 per ounce for the same quarter in 2015, and the average realized silver price (a non-GAAP financial measure, see Section 13 for definition and Section 14 for reconciliation) was $14.93 per ounce compared to $16.92 per ounce for the same quarter in 2015. The average realized price of copper (a non-GAAP financial measure, see Section 13 for definition and Section 14 for reconciliation) was $2.13 per pound compared to the $2.89 per pound for the first quarter in 2015.

Cost of sales excluding DDA for the three months ended March 31, 2016 was $217.1 million, compared to $260.2 million for the same period in 2015. Cost of sales excluding DDA for the first quarter was lower than that of the same period in 2015 reflecting cost reduction initiatives implemented, lower silver and copper sales volume and the devaluation of foreign currencies of countries in which the Company operates.

DDA expense for the three months ended March 31, 2016 was $104.9 million, compared to $128.6 million for the same period in 2015. DDA expense was lower than the comparative period due to lower silver and copper sales volume and reflected the lower asset book values due to the impairment charges recorded in the fourth quarter of 2015.

Total cost of sales for the three months ended March 31, 2016 was $321.9 million, compared to $388.7 million for the same period in 2015. Total cost of sales consists of cost of sales excluding DDA and DDA.

Mine operating earnings for the three months ended March 31, 2016 were $79.0 million, compared to $36.6 million for the same period in 2015.

On a consolidated basis, the Company sold 276,589 ounces of gold, 1.8 million ounces of silver and 22.7 million pounds of copper for the first quarter of 2016, compared to 270,767 ounces of gold, 2.3 million ounces of silver and 26.7 million pounds of copper in the same period of 2015. Total cost of sales was $939 per ounce of gold sold, $12.06 per ounce of silver sold and $1.81 per pound of copper sold in the third quarter of 2016, compared to $1,125 per ounce of gold sold, $12.81 per ounce of silver sold and $2.04 per pound of copper sold in the same period of 2015.

Other expenses and income were a loss of $71.1 million compared to a loss of $65.1 million, with details as follows:

•
General and administrative expenses were $21.9 million, compared to $27.1 million for the same period in 2015. Results reflect the cost containment initiatives undertaken by the Company in response to the current economic environment.

•
Exploration and evaluation expenses were $2.8 million, compared to $4.8 million for the same period in 2015. Lower exploration and evaluation expenses, relative to 2015, is the result of increased near mine exploration with an end goal of mineral reserve and mineral resource expansion and a decreased emphasis on greenfield exploration.

•
Other expenses were $0.7 million, compared to $27.7 million for the same period of 2015. Other expenses in 2015 include increases in provisions with no current period comparative. Additionally, other expenses include higher mark-to-market gains during the period on the Company's warrants obtained through the Sandstorm agreement.

•
Net finance expense was $45.6 million compared to net finance expense of $9.85 million for the same period in 2015. Higher net finance expense reflects unrealized losses of $7.8 million on derivatives in the current year, compared to a smaller loss on derivatives for the comparative period in 2015. Copper derivative loss is related to the Company's risk mitigation policy adopted to minimize the price risk related to concentrate receivables. This loss is partially offset by the metal price adjustments gain of $5.3 million for concentrate revenue included in the revenue line. Net finance expense also includes a predominately non-cash unrealized foreign exchange loss of $11.0 million, compared to a gain of $23.1 million for the comparative period in 2015.

Income tax recovery for the three months ended March 31, 2016 was $28.3 million, compared to an income tax expense of $102.5 million for the same period in 2015.

Total debt and net debt (a non-GAAP financial measure, see Section 13 for definition and Section 14 for reconciliation) both remained relatively constant from December 31, 2015 at $1,829 million and $1,705 million, from $1,774 and $1,654 respectively.

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Operational Results

Gold production for the first quarter of 2016 was in line with expectations and higher than the comparative period in 2015. Production at most mines was generally in line with or above targets.

Gold

First quarter production was 283,757 ounces of gold, compared to 274,838 ounces of gold produced from continuing operations in the first quarter of 2015. Significant quarterly increases over the first quarter of 2015 includes an increase of 61% at Jacobina, 8% at Canadian Malartic, 54% at Fazenda Brasileiro and 14% at Pilar. Continuing improvements at Jacobina also resulted in 4% higher production respectively, compared to the fourth quarter of 2015.

Total cost of sales was $939 per ounce of gold sold in the first quarter of 2016, compared to $1,125 per ounce of gold sold in the same period of 2015. Cash costs from continuing operations (a non-GAAP financial measure, see Section 14 for definition and reconciliation) for the first quarter of 2016 averaged $585 per ounce of gold produced, compared to $635 per ounce of gold produced in the first quarter of 2015. Co-product cash costs from continuing operations (a non-GAAP financial measure, see Section 13 for definition and Section 14 for reconciliation) for the first quarter were $601 per ounce of gold produced, compared to $687 per ounce of gold produced for the first quarter of 2015.

Total cost of sales and total co-product cash costs were lower than prior year due to several ongoing cost containment initiatives, the devaluation of foreign currencies in which the Company operates and higher production, as well as lower DDA, resulting from the impairment taken in the prior year.

All-in sustaining costs from continuing operations ("AISC", a non-GAAP financial measure, see Section 14 for definition and reconciliation) were $806 per ounce of gold produced, lower by 9% compared to $887 per ounce of gold produced in the first quarter of 2015.  On a co-product basis, AISC (a non-GAAP financial measure, see Section 13 for definition and Section 14 for reconciliation) from continuing operations were $786 per ounce of gold produced for the first quarter, compared to $896 per ounce of gold produced for the first quarter of 2015. In the quarter, there were three debits that offset the copper credit which resulted in higher by-product AISC as compared to co-product AISC which were lower.  These debits relate to i) a one-time change in approach to intra-quarter quotational period hedging (expected to reduce the variability of quotational period adjustments in the future); ii) a metals in concentrate quantity adjustment in the first quarter (which may also occur in future quarters); and iii) a one-time buildup of copper inventory for delivery of copper pursuant to the Sandstorm Gold Ltd. metal purchase agreement.

Silver

First quarter silver production was 1.8 million ounces, compared to the 2.4 million ounces in the same quarter of 2015. Mine sequence at certain locations continues to extract from areas with lower silver grades. Production was in line with expectations for silver.

Total cost of sales was $12.06 per ounce of silver sold, compared to $7.93 per ounce of silver sold in the same period of 2015.

Cash costs (a non-GAAP financial measure, see Section 14 for definition and reconciliation) for the first quarter of 2016 were $7.39 per ounce of silver produced, in line with the $7.28 per ounce of silver produced in the first quarter of 2015.

Cash costs on a co-product basis (a non-GAAP financial measure, see Section 13 for definition and Section 14 for reconciliation) for the first quarter were $7.68 per ounce of silver produced, compared to $7.93 per ounce of silver produced in the first quarter of 2015 or 5% lower.

Co-product cash costs per ounce of silver produced (a non-GAAP financial measure, see Section 13 for definition and Section 14 for reconciliation) were also lower during the quarter, compared with the fourth quarter of 2015.

Copper

Total copper production for the first quarter of 2016 was above expectations at 25.9 million pounds, compared to 26.8 million pounds for the same period of 2015. Copper production continues to be expected at an increasing trend for the remainder of 2016.

Total cost of sales was $1.81 per pound of copper sold in the third quarter of 2016, compared to $1.82 per pound of copper sold in the same period of 2015.

Co-product cash costs per pound of copper (a non-GAAP financial measure, see Section 13 for definition and Section 14 for reconciliation) were $1.54 per pound produced from the Chapada mine, compared to $1.82 per pound of copper produced in the first quarter of 2015.

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For the three months ended June 30, 2016

Financial Results

Net earnings from continuing operations attributable to Yamana equityholders for the three months ended June 30, 2016 were $30.3 million or $0.03 per share basic and diluted, compared to net earnings of $4.4 million or $0.00 per share basic and diluted for the three months ended June 30, 2015.

Adjusted loss (a non-GAAP financial measure, see Section 13 for definition and Section 14 for reconciliation) from continuing operations were $2.3 million or $0.00 per share for the three months ended June 30, 2016, compared to adjusted loss of $3.9 million or $0.00 per share for the same period of 2015.

Cash flows from operating activities of continuing operations for the three months ended June 30, 2016 were $192.7 million, compared to $120.3 million for the same period in 2015. Net free cash flow (a non-GAAP financial measure, see Section 13 for definition and Section 14 for reconciliation) for the three months ended June 30, 2016 was $30.9 million, compared to $19.5 million for the same period in 2015.

Net Earnings, adjusted earnings (a non-GAAP financial measure, see Section 13 for definition and Section 14 for reconciliation), cash flows from operating activities of continuing operations and net free cash flow (a non-GAAP financial measure, see Section 13 for definition and Section 14 for reconciliation) for the period were higher due to higher sales of gold, partly offset by lower sales of silver and copper, lower market metal prices and lower depletion, depreciation and amortization ("DDA").

Revenue for the three months ended June 30, 2016 was $438.0 million, compared to $431.6 million in the same period of 2015 resulting from increased gold sales, by lower silver and copper sales, and a significantly lower price for copper. Revenue for the second quarter was generated from the sale of 291,152 ounces of gold, 1.7 million ounces of silver and 26.0 million pounds of copper. This compares to sales of 273,618 ounces of gold, 2.3 million ounces of silver and 31.5 million pounds of copper for the three months ended June 30, 2015.

The revenue for gold in the second quarter of 2016 was $1,256 per ounce compared to $1,170 per ounce for the same quarter in 2015, and the revenue for silver was $16.72 per ounce compared to $16.27 per ounce for the same quarter in 2015. The revenue for copper was $1.70 per pound compared to the $2.37 per pound for the second quarter in 2015.

The average realized price of gold (a non-GAAP financial measure, see Section 13 for definition and Section 14 for reconciliation) for the quarter was $1,267 per ounce compared to $1,195 per ounce for the same quarter in 2015, or 6% higher and the average realized silver price (a non-GAAP financial measure, see Section 13 for definition and Section 14 for reconciliation) was $16.83 per ounce compared to $16.28 per ounce for the same quarter in 2015, or 3% higher. The average realized price of copper (a non-GAAP financial measure, see Section 13 for definition and Section 14 for reconciliation) was $2.12 per pound compared to the $2.91 per pound for the second quarter in 2015, or 27% lower.

Total cost of sales for the three months ended June 30, 2016 was $383.7 million, compared to $368.1 million for the same period in 2015. Total cost of sales consists of cost of sales excluding DDA and DDA.

Cost of sales excluding DDA for the three months ended June 30, 2016 was $266.6 million, compared to $254.5 million for the same period in 2015. Cost of sales excluding DDA for the second quarter was higher than that of the same period in 2015 reflecting increased volume of gold sales, partly offset by lower silver and copper sales volume and the devaluation of foreign currencies of counties in which the Company operates.

DDA expense for the three months ended June 30, 2016 was $117.1 million, compared to $113.6 million for the same period in 2015. DDA expense was higher than the comparative period due to a higher volume of gold sales and DDA associated with the newly acquired RDM mine.

Mine operating earnings for the three months ended June 30, 2016 were $54.3 million, compared to $63.5 million for the same period in 2015.

On a consolidated basis, the Company sold 291,152 ounces of gold, 1.7 million ounces of silver and 26.0 million pounds of copper for the second quarter of 2016, compared to 273,618 ounces of gold, 2.3 million ounces of silver and 31.5 million pounds of copper in the same period of 2015. Total cost of sales was $1,056 per ounce of gold sold, $12.94 per ounce of silver sold and $2.09 per pound of copper sold in the second quarter of 2016, compared to $1,034 per ounce of gold sold, $15.97 per ounce of silver sold and $1.56 per pound of copper sold in the same period of 2015.

Other expenses and income were a loss of $62.3 million compared to a loss of $85.9 million, with details as follows:

•	General and administrative expenses were $23.6 million, 20% lower compared to $29.8 million for the same period in 2015. Results reflect the cost containment initiatives undertaken by the Company.

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•
Exploration and evaluation expenses were $5.3 million, compared to $2.9 million for the same period in 2015. Higher exploration and evaluation expenses, relative to 2015, are the result of higher district exploration with an end goal of mineral reserve and mineral resource expansion.

•
Other expenses were $6.2 million, compared to $9.6 million for the same period of 2015. Other expenses in 2015 include an equity loss from associate of $6.6 million with no current period comparative balance. Additionally, other expenses in the current period also reflect a mark-to-market loss on the DSUs following the increase in share price, offset by a mark-to-market gain on the warrants received as part of the Sandstorm metal sales agreement.

•
Net finance expense was $27.3 million, compared to net finance expense of $50.3 million for the same period in 2015. Lower net finance expense is mainly due to a predominately non-cash unrealized foreign exchange loss of $8.5 million, compared to a loss of $21.5 million for the comparative period in 2015 and lower interest expense on long-term debt.

Income tax recovery for the three months ended June 30, 2016 was $38.4 million, compared to an income tax recovery of $26.7 million for the same period in 2015. Income tax recovery for the period includes a $38.8 million unrealized foreign exchange gain in tax.

Total debt and net debt (a non-GAAP financial measure, see Section 13 for definition and Section 14 for reconciliation) both remained relatively constant from December 31, 2015 at $1,758 million and $1,664 million, from $1,774 and $1,654 respectively.

Operational Results

Gold production for the second quarter of 2016 was higher than the comparative period in 2015, higher than the first quarter of 2016 and in line with expectations at all mines except at Chapada. At Chapada, several factors impacted production including a mechanical failure with its in-pit gyratory crusher, which is now repaired, and weather related issues that made access to higher grade ores more difficult.

Gold

Second quarter production was 290,137 ounces of gold, compared to 274,401 ounces of gold produced in the second quarter of 2015. Individual mine quarterly results represent increases over the second quarter of 2015 including an increase of 36% at Jacobina, 7% at Gualcamayo, 6% at Canadian Malartic, 7% at Pilar and 21% at Fazenda Brasileiro, in addition to the 13,058 ounces from the recently acquired RDM. These increases were partly offset by decreases at Chapada of 43% and Minera Florida of 8%.

Notable increases in production from the previous quarter in 2016 include increases of 10% at Gualcamayo and 4% at Pilar.

Total cost of sales was $1,056 per ounce of gold sold in the second quarter of 2016, compared to $1,034 per ounce of gold sold in the same period of 2015.

Cash costs from continuing operations (a non-GAAP financial measure, see Section 14 for definition and reconciliation) for the second quarter of 2016 averaged $659 per ounce of gold produced, compared to $545 per ounce of gold produced in the second quarter of 2015. Co-product cash costs from continuing operations (a non-GAAP financial measure, see Section 13 for definition and Section 14 for reconciliation) for the second quarter were $698 per ounce of gold produced, compared to $682 per ounce of gold produced for the second quarter of 2015.

All-in sustaining costs from continuing operations (see Section 14 for definition and reconciliation) were $974 per ounce of gold produced, compared to $832 per ounce of gold produced in the second quarter of 2015.  On a co-product basis, AISC (a non-GAAP financial measure, see Section 13 for definition and Section 14 for reconciliation) from continuing operations were $958 per ounce of gold produced for the second quarter, compared to $919 per ounce of gold produced for the second quarter of 2015. AISC increased, compared to the first quarter of 2016, due to higher anticipated sustaining capital expenditures and mine development, in line with plans, and the appreciation of certain currencies in the jurisdictions in which the Company operates. AISC were higher than co-product AISC due to a decrease in copper margins and the planned higher sustaining capital expenditures associated with copper, both of which negatively impacted by-product credits. The decrease in copper margins was a result of lower prices and the additional costs related to the anomalous second quarter production and costs at Chapada.

Silver

Second quarter silver production was 1.7 million ounces, compared to the 2.3 million ounces in the same quarter of 2015. Mine sequencing at certain locations continues to extract from areas with lower silver grades. Production was in line with expectations for silver.

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Total cost of sales was $12.94 per ounce of silver sold in the second quarter of 2016, compared to $15.97 per ounce of silver sold in the same period of 2015.

Cash costs (a non-GAAP financial measure, see Section 14 for definition and reconciliation) for the second quarter of 2016 were $7.92 per ounce of silver produced, an increase over the $6.89 per ounce of silver produced in the second quarter of 2015. However, cash costs on a co-product basis (a non-GAAP financial measure, see Section 13 for definition and Section 14 for reconciliation) for the second quarter were $8.47 per ounce of silver produced, compared to $9.12 per ounce of silver produced in the second quarter of 2015. Co-product cash costs per ounce of silver produced (a non-GAAP financial measure, see Section 13 for definition and Section 14 for reconciliation) were lower during the quarter, compared with the first quarter of 2016. Total Cost of Sales and Cash costs for silver were lower due to the lower cost allocation to silver based on the relative production contribution between gold and silver during the period at El Peñón and Minera Florida.

Copper

Total copper production for the second quarter of 2016 was 23.2 million pounds, compared to 33.6 million pounds for the same period of 2015 impacted by the poor weather conditions and the unplanned shutdown of the primary gyratory crusher during the quarter at Chapada.

Total cost of sales was $2.09 per pound of copper sold in the second quarter of 2016, compared to $1.56 per pound of copper sold in the same period of 2015.

Co-product cash costs per pound of copper (a non-GAAP financial measure, see Section 13 for definition and Section 14 for reconciliation) were $1.80 per pound produced from the Chapada mine, compared to $1.40 per pound of copper produced in the first quarter of 2015.

For the six months ended June 30, 2016

Financial Results

Net earnings from continuing operations attributable to Yamana equity holders for the six months ended June 30, 2016 were $66.5 million or $0.07 per share basic and diluted, compared to net loss of $131.1 million or $0.14 per share basic and diluted for the six months ended June 30, 2015.

Adjusted earnings (a non-GAAP financial measure, see Section 13 for definition and Section 14 for reconciliation) from continuing operations were $19.5 million or $0.02 per share for the six months ended June 30, 2016, compared to adjusted loss of $41.6 million or $0.05 per share for the same period of 2015.

Cash flows from operating activities of continuing operations for the six months ended June 30, 2016 were $309.0 million, compared to $132.8 million for the same period in 2015. Net free cash flow for the six months ended June 30, 2016 was $76.2 million, compared to an outflow of $36.6 million for the same period in 2015.

Net Earnings, adjusted earnings, cash flows from operating activities of continuing operations and net free cash flow for the period were higher due to higher sales of gold, partly offset by lower sales of silver and copper, lower market metal prices and lower depletion, depreciation and amortization ("DDA").

Net Earnings, adjusted earnings (a non-GAAP financial measure, see Section 13 for definition and Section 14 for reconciliation), mine operating earnings, cash flows from operating activities of continuing operations and net free cash flow for the period were higher due to higher sales of gold, partly offset by lower sales of silver and copper, lower market metal prices and lower depletion, depreciation and amortization ("DDA").

Revenue for the six months ended June 30, 2016 was $838.9 million, compared to the $857.0 million for the same period of 2015, as a result of lower sales quantities and prices for silver and copper partly offset by higher sales quantities and prices for gold. Revenue for the second quarter was generated from the sale of 567,741 ounces of gold, 3.4 million ounces of silver and 48.7 million pounds of copper. This compares to sales of 544,385 ounces of gold, 4.6 million ounces of silver and 58.2 million pounds of copper for the six months ended June 30, 2015.

The revenue for gold in the first half of 2016 was $1,219 per ounce compared to $1,182 per ounce for the same quarter in 2015, and the revenue for silver was $15.80 per ounce compared to $ 16.59 per ounce for the same period in 2015. The revenue for copper was $1.90 per pound compared to the $2.37 per pound for the first half in 2015.

The average realized price of gold (a non-GAAP financial measure, see Section 13 for definition and Section 14 for reconciliation) for the period was $1,229 per ounce compared to $1,207 per ounce for the same period in 2015, and the average realized silver price (a non-GAAP financial measure, see Section 13 for definition and Section 14 for reconciliation) was $15.86 per ounce compared to $16.52 per ounce for the same

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quarter in 2015. The average realized price of copper (a non-GAAP financial measure, see Section 13 for definition and Section 14 for reconciliation) was $2.12 per pound compared to the $2.90 per pound for the second quarter in 2015.

Cost of sales excluding DDA for the six months ended June 30, 2016 was $483.7 million, compared to $514.7 million for the same period in 2015. Cost of sales excluding DDA for the first half of 2016 was lower than that of the same period in 2015 reflecting cost reduction initiatives implemented, lower silver and copper sales volume and the devaluation of foreign currencies of countries in which the Company operates.

DDA expense for the six months ended June 30, 2016 was $221.9 million, compared to $242.2 million for the same period in 2015. DDA expense was lower than the comparative period due to lower silver and copper sales volume and reflected the lower asset book values due to the impairment charges recorded in the fourth quarter of 2015, a portion of which related to producing properties. This is partly offset by higher volume of gold sales and DDA associated with the newly acquired RDM mine.

Total cost of sales for the six months ended June 30, 2016 was 705.6 million, compared to $756.9 million for the same period in 2015. Total cost of sales consists of cost of sales excluding DDA and DDA.

On a consolidated basis, the Company sold 567,741 ounces of gold, 3.4 million ounces of silver and 48.7 million pounds of copper for the first half of 2016, compared to 544,385 ounces of gold, 4.6 million ounces of silver and 58.2 million pounds of copper in the same period of 2015. Total cost of sales was $999 per ounce of gold sold, $12.50 per ounce of silver sold and $1.96 per pound of copper sold in the six months ended June 30, 2016, compared to $1,079 per ounce of gold sold, $14.36 per ounce of silver sold and $1.78 per pound of copper sold in the same period of 2015.

Mine operating earnings for the six months ended June 30, 2016 were $133.3 million, compared to $100.1 million for the same period in 2015.

Other expenses and income were a loss of $133.5 million compared to a loss of $154.4 million, with details as follows:

•
General and administrative expenses were $45.4 million compared to $56.9 million for the same period in 2015. Results reflect the cost containment initiatives undertaken by the Company which continues to anticipate annual G&A to be approximately $100 million, as previously guided.

•
Exploration and evaluation expenses were $8.2 million, compared to $7.6 million for the same period in 2015. Lower exploration and evaluation expenses, relative to 2015, is the result of increased near mine exploration with an end goal of mineral reserve and mineral resource expansion and a decreased emphasis on greenfield exploration.

•
Other expenses were $6.9 million, compared to $37.3 million for the same period of 2015. Other expenses in 2015 include an equity loss from associate of $11.0 million with no current period comparative balance. Additionally, other expenses in the current period also reflect a mark-to-market loss on the DSUs following the increase in share price, business transaction costs and loss on sale of assets, partly offset by a mark-to-market gain on the warrants received as part of the Sandstorm metal sales agreement.

•
Net finance expense was $72.9 million, compared to net finance expense of $53.5 million for the same period in 2015. Higher net finance was impacted by predominately non-cash unrealized foreign exchange loss of $19.5 million, compared to a smaller gain of $1.6 million for the comparative period in 2015. Although the Company's interest expense on long-term debt decreased by $8.8 million, this impact was offset by a variety of items including a $4.7 million gain on the mark-to-market of convertible debt in the comparative period of 2015, with no current period comparative balance.

Income tax recovery for the six months ended June 30, 2016 was $66.7 million, compared to an income tax expense of $75.8 million for the same period in 2015. Income tax recovery for the period includes a $67.7 million unrealized foreign exchange gain in tax.

Total debt and net debt (a non-GAAP financial measure, see Section 13 for definition and Section 14 for reconciliation) both remained relatively constant from December 31, 2015 at $1,758 million and $1,664 million, from $1,774 and $1,654 respectively.

Operational Results

Gold production for the first six months of 2016 was higher than the comparative period in 2015. Production at most mines was generally in line with or above targets except for Chapada as noted above.

Gold

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Production for the period was 573,894 ounces of gold, higher compared to 549,239 ounces of gold produced from continuing operations in the first six months of 2015. Increases over the first six months of 2015 includes an increase of 48% at Jacobina, 7% at Canadian Malartic, 36% at Fazenda Brasileiro and 11% at Pilar, in addition to the 13,058 ounces from the recently acquired RDM. These increases were partly offset by decreases at Chapada of 27%, at Gualcamayo of 8% and at Minera Florida of 8%.

Total cost of sales was $999 per ounce of gold sold, in the six months ended June 30, 2016, compared to $1,079 per ounce of gold sold in the same period of 2015.

Cash costs from continuing operations (a non-GAAP financial measure, see Section 14 for definition and reconciliation) for the first six months of 2016 averaged $623 per ounce of gold produced, compared to $590 per ounce of gold produced in the same period of 2015. Cash costs were higher than the comparative period in 2015 due to lower by-product copper credit resulting from lower copper prices and quantities sold. Co-product cash costs from continuing operations (a non-GAAP financial measure, see Section 13 for definition and Section 14 for reconciliation) for the first half of 2016 were $650 per ounce of gold produced, compared to $684 per ounce of gold produced for the first half of 2015.

Total cost of sales and co-product cash costs were lower than prior year due to several ongoing cost containment initiatives, the devaluation of foreign currencies in which the Company operates and higher production, as well as lower DDA, resulting from the impairment taken in the prior year.

All-in sustaining costs from continuing operations (a non-GAAP financial measure, see Section 14 for definition and reconciliation) were $891 per ounce of gold produced, higher compared to $859 per ounce of gold produced in the first six months of 2015.  On a co-product basis, AISC from continuing operations were $873 per ounce of gold produced for the first half of 2016, compared to $908 per ounce of gold produced for the same period of 2015.

Silver

Silver production for the first half of 2016 was 3.4 million ounces, compared to the 4.6 million ounces in the same period of 2015. Mine sequence at certain locations continues to extract from areas with lower silver grades. Production was in line with expectations for silver.

Total cost of sales was $12.50 per ounce of silver sold in the six months ended June 30, 2016, compared to $14.36 per ounce of silver sold in the same period of 2015.

Cash costs (a non-GAAP financial measure, see Section 14 for definition and reconciliation) for the first six months of 2016 were $7.64 per ounce of silver, in line with the $7.09 per ounce of silver produced in the first six months of 2015. Cash costs on a co-product basis (a non-GAAP financial measure, see Section 13 for definition and Section 14 for reconciliation) for the first six months of 2016 were $8.06 per ounce of silver produced, compared to $8.51 per ounce of silver produced in the same period of 2015.

Copper

Total copper production for the first half of 2016 was 49.0 million pounds, compared to 60.5 million pounds for the same period of 2015 impacted by the operating challenges experienced at Chapada in the second quarter as noted above.

Total cost of sales was $1.96 per pound of copper sold in the six months ended June 30, 2016, compared $1.78 per pound of copper sold in the same period of 2015.

Co-product cash costs per pound of copper (a non-GAAP financial measure, see Section 13 for definition and Section 14 for reconciliation) for the first six months of 2016 were $1.66 per pound produced from the Chapada mine, compared to $1.58 per pound of copper produced in the same period of 2015.

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ADJUSTED EARNINGS OR LOSS AND ADJUSTED EARNINGS OR LOSS PER SHARE AND ADJUSTED OPERATING CASH FLOWS

The following table provides a summary of Adjusted Earnings or Loss and Adjusted Earnings or Loss Per Share (a non-GAAP financial measure, see Section 13 for definition) and Adjusted Operating Cash Flows (a non-GAAP financial measure, see Section 13 for definition) for three months ended March 31, June 30, and six months ended June 30, 2016, and the comparative periods ended on March 31, June 30, and six months ended June 30, 2015.

	For the three months ended				For the six months ended
(In millions of US Dollars; unless otherwise noted)	June 30, 2016	June 30, 2015	March 31, 2016	March 31, 2015	June 30, 2016	June 30, 2015
Revenue	$438.0	$431.6	$400.9	$425.4	$838.9	$857.0
Cost of sales excluding depletion, depreciation and amortization	(266.6)	(254.5)	(217.1)	(260.2)	(483.7)	(514.7)
Gross margin excluding depletion, depreciation and amortization	$171.4	$177.1	$183.8	$165.2	$355.2	$342.3
Depletion, depreciation and amortization	(117.1)	(113.6)	(104.9)	(128.6)	(221.9)	(242.2)
Mine operating earnings	$54.3	$63.5	$78.9	$36.6	$133.3	$100.1
Other expenses and income	(62.3)	(85.9)	(71.1)	(69.5)	(133.5)	(155.4)
(Loss)/earnings from operations before income taxes	$(8.0)	$(22.4)	$7.8	$(32.9)	$(0.2)	$(55.3)
Income tax recovery/(expense)	38.4	26.7	28.3	(102.5)	66.7	(75.8)
Net earnings/(loss) from continuing operations	$30.4	$4.3	$36.1	$(135.4)	$66.5	$(131.1)
Earnings/(loss) from discontinued operations	4.5	(12.3)	0.3	(16.3)	4.8	(28.6)
Net earnings/(loss)	$34.9	$(8.0)	$36.4	$(151.7)	$71.3	$(159.7)
Earnings adjustments:
Net earnings/(loss) from continuing operations	$30.3	$4.4	$36.2	$(135.4)	$66.5	$(131.0)
Non-cash unrealized foreign exchange losses/(gains)	8.5	21.5	11.0	(23.1)	19.5	(1.6)
Share-based payments/mark-to-market of deferred share units	11.6	—	6.0	5.1	17.6	5.1
Reorganization costs	1.1	—	1.2	—	2.3	—
Mark-to-market on zero cost collar contract	(5.7)	—	—	—	(5.7)	—
Mark-to-market on investment and other assets	(11.0)	(2.4)	(10.4)	2.0	(21.4)	(0.4)
Other non-recurring provisions and other adjustments	6.3	(3.6)	(0.2)	17.4	6.1	13.8
Adjusted earnings/(loss) before income tax effect	$41.1	$19.9	$43.8	$(134.0)	$84.9	$(114.1)
Non-cash tax on unrealized foreign exchange gains	(42.7)	(27.3)	(30.1)	97.6	(72.8)	70.3
Income tax effect of adjustments	(0.7)	3.5	8.1	(1.3)	7.4	2.2
Adjusted (loss)/earnings from continuing operations	$(2.3)	$(3.9)	$21.8	$(37.7)	$19.5	$(41.6)
Earnings/(loss) per share from continuing operations (i) - basic and diluted	$0.03	$—	$0.04	$(0.15)	$0.07	$(0.14)
Earnings/(loss) per share - basic and diluted	$0.04	$(0.01)	$0.04	$(0.17)	$0.08	$(0.17)
Adjusted earnings/(loss) per share from continuing operations (i) - basic and diluted	$—	$—	$0.02	$(0.04)	$0.02	$(0.05)
Adjusted operating cash flows (i):
Cash flows from operating activities before changes in working capital	$189.5	$147.5	$115.2	$88.1	$304.7	$235.6
Advance payments on metal purchase agreement	(56.0)	—	(8.0)	—	(64.0)	—
Adjusted operating cash flows	$133.5	$147.5	$107.2	$88.1	$240.7	$235.6

(i)	Attributable to Yamana Gold Inc. equityholders.

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NET DEBT

The following table provides a reconciliation of Debt to Net Debt (a non-GAAP financial measure, see Section 13 for definition) as at March 31, 2016, June 30, 2016 and December 31, 2015:

As at, (In millions of US Dollars)	June 30, 2016	March 31, 2016	December 31, 2015
Debt
Non-current portion	$1,662.4	$1,732.6	$1,676.7
Current portion	95.4	96.8	97.0
Total debt	$1,757.8	$1,829.4	$1,773.7
Less: Cash and cash equivalents	93.4	124.6	119.9
Net debt (i)	$1,664.4	$1,704.8	$1,653.8

NET FREE CASH FLOW

The following table provides a summary of Net Free Cash Flow (a non-GAAP financial measure, see Section 13 for definition) for three months ended March 31, June 30, and six months ended June 30, 2016, and the comparative periods ended on March 31, June 30, and six months ended June 30, 2015.

	For the three months ended				For the six months ended
(In millions of US Dollars)	June 30, 2016	June 30, 2015	March 31, 2016	March 31, 2015	June 30, 2016	June 30, 2015
Cash flows from operating activities of continuing operations	$192.7	$120.3	$116.3	$12.5	$308.9	$132.8
Less: Advance payments on metal purchase agreement	(56.0)	—	(8.0)	—	(64.0)	—
Less: Non-discretionary items related to the current period
Sustaining capital expenditures	(74.0)	(64.3)	(45.9)	(50.1)	(119.9)	(114.4)
Interest and finance expenses paid	(31.8)	(36.5)	(17.1)	(18.5)	(48.8)	(55.0)
Net free cash flow (i)	$30.9	$19.5	$45.3	$(56.1)	$76.2	$(36.6)

AVERAGE REALIZED METAL PRICES

The following table provides a reconciliation of revenue per ounce/pound to average realized price per ounce/pound (a non-GAAP financial measure, see Section 13 for definition) for three months ended March 31, June 30, and six months ended June 30, 2016, and the comparative periods ended on March 31, June 30, and six months ended June 30, 2015.

	2016				2015
For the three months ended March 30, 2016 (In millions of US Dollars; unless otherwise noted)	Total	Gold	Silver	Copper	Total	Gold	Silver	Copper
Revenue	$400.9	$326.1	$26.2	$48.6	$425.4	$322.8	$39.2	$63.4
Treatment and refining charges of gold and copper concentrate	7.0	1.0	—	6.0	8.6	1.2	—	7.4
Sales taxes	3.2	2.0	—	1.2	6.8	5.4	—	1.4
Metal price adjustments related to concentrate revenue	(8.2)	(0.5)	—	(7.7)	3.9	(0.5)	(0.4)	4.8
Other adjustments	0.2	0.1	—	0.1	0.4	0.0	0.4	—
Gross revenue	$403.1	$328.7	$26.2	$48.2	$445.1	$328.9	$39.2	$77.0

Commercial gold/silver ounces, pounds of copper sold		276,589	1,756,094	22,682,501		270,389	2,319,352	26,712,220
Revenue per gold/silver ounce, pound of copper sold		$1,179	$14.92	$2.14		$1,194	$16.91	$2.37
Average realized price per gold/silver ounce, pound of copper sold		$1,188	$14.93	$2.13		$1,217	$16.92	$2.89

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	2016				2015
For the three months ended June 30, 2016 (In millions of US Dollars; unless otherwise noted)	Total	Gold	Silver	Copper	Total	Gold	Silver	Copper
Revenue	$438.0	$365.7	$28.2	$44.1	$431.6	$320.2	$36.7	$74.7
Treatment and refining charges of gold and copper concentrate	7.9	1.1	—	6.8	9.8	1.4	—	8.4
Sales taxes	4.1	2.5	0.1	1.5	6.2	4.5	—	1.7
Metal price adjustments related to concentrate revenue	2.3	(0.4)	—	2.7	8.2	0.8	—	7.4
Other adjustments	—	(0.1)	—	0.1	(0.4)	(0.1)	—	(0.3)
Gross revenue	$452.3	$368.8	$28.3	$55.2	$455.4	$326.8	$36.7	$91.9

Commercial gold/silver ounces, pounds of copper sold		291,151	1,684,432	25,992,123		273,618	2,253,753	31,522,846
Revenue per gold/silver ounce, pound of copper sold		$1,256	$16.72	$1.70		$1,170	$16.27	$2.37
Average realized price per gold/silver ounce, pound of copper sold		$1,267	$16.83	$2.12		$1,195	$16.28	$2.91

	2016				2015
For the six months ended June 30, 2016 (In millions of US Dollars; unless otherwise noted)	Total	Gold	Silver	Copper	Total	Gold	Silver	Copper
Revenue	$838.9	$691.8	$54.4	$92.7	$857.0	$643.0	$75.9	$138.1
Treatment and refining charges of gold and copper concentrate	15.0	2.1	0.1	12.8	18.4	2.6	—	15.8
Sales taxes	7.4	4.5	0.1	2.8	13.0	9.9	—	3.1
Metal price adjustments related to concentrate revenue	(5.8)	(0.8)	—	(5.0)	12.5	0.3	—	12.2
Other adjustments	0.2	—	—	0.2	0.1	0.5	(0.4)	—
Gross revenue	$855.7	$697.6	$54.6	$103.5	$901.0	$656.3	$75.5	$169.2

Commercial gold/silver ounces, pounds of copper sold		567,740	3,440,526	48,674,625		544,385	4,573,104	58,235,068
Revenue per gold/silver ounce, pound of copper sold		$1,219	$15.80	$1.90		$1,182	$16.59	$2.37
Average realized price per gold/silver ounce, pound of copper sold		$1,229	$15.86	$2.12		$1,207	$16.52	$2.90

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Reconciliation of cost of sales per the Condensed Consolidated Interim Financial Statement to co-product cash costs and co-product all-in sustaining costs from continuing operations

The following tables provides a reconciliation of co-product cash cost and co-product all-in sustaining costs (a non-GAAP financial measure, see Section 13 for definition) for three months ended March 31, June 30, and six months ended June 30, 2016, and the comparative periods ended on March 31, June 30, and six months ended June 30, 2015.

For the three months ended March 31, 2016 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Total Consolidated	Total Gold	Total Silver	Total Copper
Cost of sales excluding depletion, depreciation and amortization	$217.1	$169.3	$13.8	$34.0
Depletion, depreciation and amortization	104.9	90.3	7.4	7.2
Total cost of sales	321.9	259.6	21.2	41.2
Depletion, depreciation and amortization	(104.9)	(90.3)	(7.4)	(7.2)
Inventory movement	3.6	0.8	0.1	2.8
Treatment and refining charges	7.0	1.0	—	6.0
Commercial and other costs	(0.8)	(0.1)	—	(0.7)
Overseas freight for Chapada Concentrate	(2.8)	(0.5)	—	(2.3)
Total co-product cash cost	$224.1	$170.5	$13.8	$39.8
General and administrative, excluding share-based compensation	19.1	15.5	1.1	2.4
Sustaining capital expenditures	46.1	34.7	3.5	7.9
Exploration and evaluation expense	3.1	2.3	0.3	0.5
Total co-product all-in sustaining costs	$292.4	$223.0	$18.8	$50.6
Commercial gold/silver ounces, pounds of copper produced		283,757	1,802,029	25,870,726
Commercial gold/silver ounce, pounds of copper sold		276,589	1,756,094	22,682,501
Cost of sales excluding depletion, depreciation and amortization per gold/silver ounce, pound of copper sold		$612	$7.85	$1.50
Depletion, depreciation and amortization per gold/silver ounce, pound of copper sold		$326	$4.21	$0.31
Total cost of sales per gold/silver ounce, pound of copper sold		$939	$12.06	$1.81
Co-product cash cost per gold/silver ounce, pound of copper produced		$601	$7.68	$1.54
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced		$786	$10.44	$1.96

For the three months ended March 31, 2016 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Chapada Total	Chapada Gold	Chapada Silver	Chapada Copper
Cost of sales excluding depletion, depreciation and amortization	$41.7	$7.6	$0.1	$34.0
Depletion, depreciation and amortization	9.3	2.6	—	6.8
Total cost of sales	51.1	10.2	0.1	40.8
Depletion, depreciation and amortization	(9.3)	(2.6)	—	(6.8)
Inventory movement	3.2	0.4	—	2.8
Treatment and refining charges	7.0	1.0	—	6.0
Commercial and other costs	(0.8)	(0.1)	—	(0.7)
Overseas freight for Chapada Concentrate	(2.8)	(0.5)	—	(2.3)
Total co-product cash cost	$48.3	$8.3	$0.2	$39.8
General and administrative, excluding share-based compensation	0.1	—	—	0.1
Sustaining capital expenditures	9.8	1.9	—	7.8
Exploration and evaluation expense	0.2	—	—	0.2
Total co-product all-in sustaining costs	$58.4	$10.3	$0.2	$47.9
Commercial gold/silver ounces, pounds of copper produced		21,039	59,516	25,870,726
Commercial gold/silver ounce, pounds of copper sold		14,749	1,363	22,682,501
Total cost of sales per gold/silver ounce, pound of copper sold		$690	$88.13	$1.80
Co-product cash cost per gold/silver ounce, pound of copper produced		$396	$2.83	$1.54
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced		$490	$3.50	$1.90

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For the three months ended March 31, 2016 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	El Peñón Total	El Peñón Gold	El Peñón Silver	Malartic Gold
Cost of sales excluding depletion, depreciation and amortization	$46.9	$34.3	$12.6	$38.7
Depletion, depreciation and amortization	25.3	18.7	6.6	27.3
Total cost of sales	72.2	53.0	19.2	66.0
Depletion, depreciation and amortization	(25.3)	(18.7)	(6.6)	(27.3)
Inventory movement	(1.4)	(1.2)	(0.2)	2.3
Treatment and refining charges	—		—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada Concentrate	—	—	—	—
Total co-product cash cost	45.5	33.1	12.4	41.0
General and administrative, excluding share-based compensation	—	—	—	1.0
Sustaining capital expenditures	11.7	8.5	3.2	9.0
Exploration and evaluation expense	0.5	0.4	0.1	0.1
Total co-product all-in sustaining costs	57.7	42.0	15.7	51.1
Commercial gold/silver ounces, pounds of copper produced		56,448	1,608,237	73,613
Commercial gold/silver ounce, pounds of copper sold		58,454	1,638,050	68,069
Total cost of sales per gold/silver ounce, pound of copper sold		$907	$11.73	$969
Co-product cash cost per gold/silver ounce, pound of copper produced		$586	$7.69	$557
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced		$743	$9.80	$694

For the three months ended March 31, 2016 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Gualcamayo Gold	Minera Florida Total	Minera Florida Gold	Minera Florida Silver
Cost of sales excluding depletion, depreciation and amortization	$31.0	$18.8	$17.7	$1.1
Depletion, depreciation and amortization	9.0	10.3	9.8	0.6
Total cost of sales	40.0	29.1	27.5	1.6
Depletion, depreciation and amortization	(9.0)	(10.3)	(9.8)	(0.6)
Inventory movement	(1.7)	1.3	1.1	0.2
Treatment and refining charges		—		—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada Concentrate	—	—	—	—
Total co-product cash cost	$29.3	$20.1	$18.8	$1.3
General and administrative, excluding share-based compensation	(0.2)	—	—	—
Sustaining capital expenditures	0.6	3.8	3.6	0.2
Exploration and evaluation expense	—	0.2	0.2	—
Total co-product all-in sustaining costs	$29.6	$24.1	$22.6	$1.5
Commercial gold/silver ounces, pounds of copper produced	36,603		25,712	134,276
Commercial gold/silver ounce, pounds of copper sold	38,209		25,549	116,681
Total cost of sales per gold/silver ounce, pound of copper sold	$1,046		$1,076	$13.99
Co-product cash cost per gold/silver ounce, pound of copper produced	$800		$732	$9.65
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced	$810		$879	$11.50

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For the three months ended March 31, 2016 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Jacobina Gold	Pilar Gold	Fazenda Brasileiro Gold	RDM Gold
Cost of sales excluding depletion, depreciation and amortization	$17.1	$12.2	$10.7	$—
Depletion, depreciation and amortization	9.3	7.6	3.3	—
Total cost of sales	26.4	19.9	14.1	—
Depletion, depreciation and amortization	(9.3)	(7.6)	(3.3)	—
Inventory movement	(0.9)	1.6	(0.8)	—
Treatment and refining charges	—	—	—	—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada Concentrate	—	—	—	—
Total co-product cash cost	$16.2	$13.8	$9.9	$—
General and administrative, excluding share-based compensation	0.2	—	—	—
Sustaining capital expenditures	6.1	2.4	2.0	—
Exploration and evaluation expense	—	—	—	—
Total co-product all in sustaining costs	$22.5	$16.3	$11.9	$—
Commercial gold/silver ounces, pounds of copper produced	29,971	21,847	18,524	—
Commercial gold/silver ounce, pounds of copper sold	30,459	21,545	19,555	—
Total cost of sales per gold/silver ounce, pound of copper sold	$866	$923	$720	$—
Co-product cash cost per gold/silver ounce, pound of copper produced	$540	$632	$536	$—
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced	$750	$744	$644	$—

For the three months ended March 31, 2016 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Corporate Office & Other Total	Corporate Office & Other Gold	Corporate Office & Other Silver	Corporate Office & Other Copper
Cost of sales excluding depletion, depreciation and amortization	$—	$—	$—	$—
Depletion, depreciation and amortization	3.3	2.7	0.2	0.4
Total cost of sales	3.3	2.7	0.2	0.4
Depletion, depreciation and amortization	(3.3)	(2.7)	(0.2)	(0.4)
Inventory movement	—	—	—	—
Treatment and refining charges	—	—	—	—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada Concentrate	—	—	—	—
Total co-product cash cost	$—	$—	$—	$—
General and administrative, excluding share-based compensation	18.0	14.5	1.1	2.3
Sustaining capital expenditures	0.6	0.5	0.1	0.1
Exploration and evaluation expense	2.2	1.7	0.2	0.3
Total all-in sustaining costs	$20.8	$16.7	$1.4	$2.7
Commercial gold/silver ounces, pounds of copper produced
Commercial gold/silver ounce, pounds of copper sold
Total cost of sales per gold/silver ounce, pound of copper sold
Co-product cash cost per gold/silver ounce, pound of copper produced
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced

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For the three months ended March 31, 2015 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Total Consolidated	Total Gold	Total Silver	Total Copper
Cost of sales excluding depletion, depreciation and amortization	$260.2	$196.3	$18.5	$45.4
Depletion, depreciation and amortization	128.6	108.2	11.3	9.1
Total cost of sales	388.7	304.5	29.7	54.5
Depletion, depreciation and amortization	(128.6)	(108.2)	(11.3)	(9.1)
Inventory movement	(8.1)	(8.4)	0.3	—
Treatment and refining charges	8.7	1.6	0.1	7.0
Commercial and other costs	(1.4)	(0.2)	—	(1.1)
Overseas freight for Chapada Concentrate	(3.0)	(0.5)	—	(2.5)
Total co-product cash cost	$256.3	$188.7	$18.8	$48.8
General and administrative, excluding share-based compensation	24.5	18.4	2.0	4.0
Sustaining capital expenditures	48.1	35.3	4.7	8.1
Exploration and evaluation expense	5.4	3.9	0.5	1.1
Total co-product all-in sustaining costs	$334.2	$246.2	$26.0	$62.0
Commercial gold/silver ounces, pounds of copper produced		274,838	2,369,471	26,846,563
Commercial gold/silver ounce, pounds of copper sold		270,767	2,321,218	26,712,220
Cost of sales excluding depletion, depreciation and amortization per gold/silver ounce, pound of copper sold		$725	$7.95	$1.70
Depletion, depreciation and amortization per gold/silver ounce, pound of copper sold		$400	$4.86	$0.34
Total cost of sales per gold/silver ounce, pound of copper sold		$1,125	$12.81	$2.04
Co-product cash cost per gold/silver ounce, pound of copper produced		$687	$7.93	$1.82
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced		$896	$10.99	$2.31

For the three months ended March 31, 2015 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Chapada Total	Chapada Gold	Chapada Silver	Chapada Copper
Cost of sales excluding depletion, depreciation and amortization	$60.0	$14.5	$0.1	$45.4
Depletion, depreciation and amortization	11.5	2.9	0.1	8.6
Total cost of sales	71.5	17.4	0.2	53.9
Depletion, depreciation and amortization	(11.5)	(2.9)	(0.1)	(8.6)
Inventory movement	(5.1)	(5.1)	0.1	—
Treatment and refining charges	8.7	1.6	0.1	7.0
Commercial and other costs	(1.4)	(0.2)	—	(1.1)
Overseas freight for Chapada Concentrate	(3.0)	(0.5)	—	(2.5)
Total co-product cash cost	$59.2	$10.2	$0.2	$48.8
General and administrative, excluding share-based compensation	0.3	0.1	—	0.2
Sustaining capital expenditures	10.2	2.0	—	8.1
Exploration and evaluation expense	0.3	0.1	—	0.3
Total co-product all-in sustaining costs	$69.9	$12.3	$0.3	$57.3
Commercial gold/silver ounces, pounds of copper produced		22,360	61,942	26,846,563
Commercial gold/silver ounce, pounds of copper sold		20,486	41,964	26,712,220
Total cost of sales per gold/silver ounce, pound of copper sold		$849	$4.97	$2.02
Co-product cash cost per gold/silver ounce, pound of copper produced		$458	$3.62	$1.82
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced		$552	$4.30	$2.10

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For the three months ended March 31, 2015 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	El Peñón Total	El Peñón Gold	El Peñón Silver	Malartic Gold
Cost of sales excluding depletion, depreciation and amortization	$52.6	$35.6	$17.0	$39.7
Depletion, depreciation and amortization	29.9	20.0	9.9	24.9
Total cost of sales	82.5	55.6	26.9	64.7
Depletion, depreciation and amortization	(29.9)	(20.0)	(9.9)	(24.9)
Inventory movement	0.6	0.5	0.2	3.2
Treatment and refining charges	—		—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada Concentrate	—	—	—	—
Total co-product cash cost	53.3	36.1	17.2	43.0
General and administrative, excluding share-based compensation	—	—	—	0.7
Sustaining capital expenditures	13.4	9.1	4.4	9.3
Exploration and evaluation expense	0.2	0.1	0.1	—
Total co-product all-in sustaining costs	66.9	45.3	21.6	53.0
Commercial gold/silver ounces, pounds of copper produced		60,526	2,165,201	67,893
Commercial gold/silver ounce, pounds of copper sold		59,788	2,144,850	62,804
Total cost of sales per gold/silver ounce, pound of copper sold		$929	$12.55	$1,030
Co-product cash cost per gold/silver ounce, pound of copper produced		$596	$7.94	$633
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced		$748	$10.00	$781

For the three months ended March 31, 2015 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Gualcamayo Gold	Minera Florida Total	Minera Florida Gold	Minera Florida Silver
Cost of sales excluding depletion, depreciation and amortization	$37.9	$22.1	$20.8	$1.3
Depletion, depreciation and amortization	20.3	15.9	14.9	1.0
Total cost of sales	58.2	38.0	35.7	2.3
Depletion, depreciation and amortization	(20.3)	(15.9)	(14.9)	(1.0)
Inventory movement	(3.0)	(0.1)	(0.2)	0.1
Treatment and refining charges		—		—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada concentrate	—	—	—	—
Total co-product cash cost	$34.8	$21.9	$20.6	$1.4
General and administrative, excluding share-based compensation	—	—	—	—
Sustaining capital expenditures	1.3	4.6	4.3	0.3
Exploration and evaluation expense	—	0.2	0.2	—
Total co-product all-in sustaining costs	$36.1	$26.8	$25.1	$1.7
Commercial gold/silver ounces, pounds of copper produced	46,177		28,113	142,328
Commercial gold/silver ounce, pounds of copper sold	46,112		28,015	134,404
Total cost of sales per gold/silver ounce, pound of copper sold	$1,262		$1,274	$17.06
Co-product cash cost per gold/silver ounce, pound of copper produced	$755		$731	$9.66
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced	$782		$893	$11.80

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For the three months ended March 31, 2015 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Jacobina Gold	Pilar Gold	Fazenda Brasileiro Gold	RDM Gold
Cost of sales excluding depletion, depreciation and amortization	$19.5	$16.6	$11.6	$—
Depletion, depreciation and amortization	8.7	7.2	6.8	—
Total cost of sales	28.2	23.9	18.4	—
Depletion, depreciation and amortization	(8.7)	(7.2)	(6.8)	—
Inventory movement	(1.5)	(0.5)	(1.6)	—
Treatment and refining charges	—	—	—	—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada Concentrate	—	—	—	—
Total co-product cash cost	$18.0	$16.1	$10.0	$—
General and administrative, excluding share-based compensation	0.4	0.1	0.2	—
Sustaining capital expenditures	4.4	1.2	3.7	—
Exploration and evaluation expense	—	—	—	—
Total co-product all-in sustaining costs	$22.8	$17.4	$13.9	$—
Commercial gold/silver ounces, pounds of copper produced	18,591	19,153	12,024	—
Commercial gold/silver ounce, pounds of copper sold	19,488	19,200	14,874	—
Total cost of sales per gold/silver ounce, pound of copper sold	$1,447	$1,242	$1,234	$—
Co-product cash cost per gold/silver ounce, pound of copper produced	$970	$839	$828	$—
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced	$1,227	$906	$1,156	$—

For the three months ended March 31, 2015 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Corporate Office & Other Total	Corporate Office & Other Gold	Corporate Office & Other Silver	Corporate Office & Other Copper
Cost of sales excluding depletion, depreciation and amortization	$—	$—	$—	$—
Depletion, depreciation and amortization	3.4	2.6	0.3	0.5
Total cost of sales	3.4	2.6	0.3	0.5
Depletion, depreciation and amortization	(3.4)	(2.6)	(0.3)	(0.5)
Inventory movement	—	—	—	—
Treatment and refining charges	—	—	—	—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada concentrate	—	—	—	—
Total co-product cash cost	$—	$—	$—	$—
General and administrative, excluding share-based compensation	22.8	16.9	2.0	3.8
Sustaining capital expenditures	—	—	—	—
Exploration and evaluation expense	4.6	3.4	0.4	0.8
Total all-in sustaining costs	$27.4	$20.3	$2.4	$4.6
Commercial gold/silver ounces, pounds of copper produced
Commercial gold/silver ounce, pounds of copper sold
Total cost of sales per gold/silver ounce, pound of copper sold
Co-product cash cost per gold/silver ounce, pound of copper produced
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced

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For the three months ended June 30, 2016 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Total Consolidated	Total Gold	Total Silver	Total Copper
Cost of sales excluding depletion, depreciation and amortization	$266.6	$208.0	$14.1	$44.5
Depletion, depreciation and amortization	117.1	99.6	7.7	9.8
Total cost of sales	383.7	307.6	21.8	54.3
Depletion, depreciation and amortization	(117.1)	(99.6)	(7.7)	(9.8)
Inventory movement	(13.1)	(6.1)	0.1	(7.1)
Treatment and refining charges	7.9	1.1	—	6.8
Commercial and other costs	(1.2)	(0.2)	—	(1.0)
Overseas freight for Chapada concentrate	(1.8)	(0.3)	—	(1.5)
Total co-product cash cost	$258.5	$202.5	$14.3	$41.7
General and administrative, excluding share-based compensation	19.6	16.1	1.2	2.4
Sustaining capital expenditures	74.0	55.6	4.3	14.1
Exploration and evaluation expense	5.3	3.9	0.8	0.6
Total co-product all-in sustaining costs	$357.4	$278.0	$20.6	$58.8
Commercial gold/silver ounces, pounds of copper produced		290,137	1,687,644	23,160,208
Commercial gold/silver ounce, pounds of copper sold		291,152	1,684,432	25,992,123
Cost of sales excluding depletion, depreciation and amortization per gold/silver ounce, pound of copper sold		$714	$8.37	$1.71
Depletion, depreciation and amortization per gold/silver ounce, pound of copper sold		$342	$4.57	$0.38
Total cost of sales per gold/silver ounce, pound of copper sold		$1,056	$12.94	$2.09
Co-product cash cost per gold/silver ounce, pound of copper produced		$698	$8.47	$1.80
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced		$958	$12.18	$2.54

For the three months ended June 30, 2016 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Chapada Total	Chapada Gold	Chapada Silver	Chapada Copper
Cost of sales excluding depletion, depreciation and amortization	$54.7	$10.0	$0.2	$44.5
Depletion, depreciation and amortization	13.5	3.8	0.1	9.6
Total cost of sales	68.2	13.8	0.3	54.1
Depletion, depreciation and amortization	(13.5)	(3.8)	(0.1)	(9.6)
Inventory movement	(8.7)	(1.6)	—	(7.1)
Treatment and refining charges	7.9	1.1	—	6.8
Commercial and other costs	(1.2)	(0.2)	—	(1.0)
Overseas freight for Chapada concentrate	(1.8)	(0.3)	—	(1.5)
Total co-product cash cost	$51.0	$9.0	$0.2	$41.7
General and administrative, excluding share-based compensation	0.3	0.1	—	0.3
Sustaining capital expenditures	17.5	3.4	0.1	14.0
Exploration and evaluation expense	0.4	0.1	—	0.3
Total all-in sustaining costs	$69.1	$12.6	$0.3	$56.3
Commercial gold/silver ounces, pounds of copper produced		17,299	52,642	23,160,208
Commercial gold/silver ounce, pounds of copper sold		17,238	45,214	25,992,124
Total cost of sales per gold/silver ounce, pound of copper sold		$801	$6.79	$2.08
Co-product cash cost per gold/silver ounce, pound of copper produced		$521	$3.81	$1.80
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced		$727	$5.20	$2.40

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For the three months ended June 30, 2016 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	El Peñón Total	El Peñón Gold	El Peñón Silver	Malartic Gold
Cost of sales excluding depletion, depreciation and amortization	$48.2	$35.3	$12.9	$46.8
Depletion, depreciation and amortization	24.7	17.7	7.0	31.9
Total cost of sales	72.8	53.0	19.8	78.6
Depletion, depreciation and amortization	(24.7)	(17.7)	(7.0)	(31.9)
Inventory movement	2.0	1.8	0.1	(1.8)
Treatment and refining charges	—		—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada Concentrate	—	—	—	—
Total co-product cash cost	$50.1	$37.1	$13.0	$45.0
General and administrative, excluding share-based compensation	—	—	—	1.1
Sustaining capital expenditures	15.0	11.1	3.9	16.7
Exploration and evaluation expense	2.4	1.7	0.6	0.1
Total all-in sustaining costs	$67.5	$50.0	$17.5	$62.9
Commercial gold/silver ounces, pounds of copper produced		54,123	1,522,242	72,503
Commercial gold/silver ounce, pounds of copper sold		52,252	1,529,780	76,323
Total cost of sales per gold/silver ounce, pound of copper sold		$1,014	$12.97	$1,030
Co-product cash cost per gold/silver ounce, pound of copper produced		$686	$8.54	$620
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced		$923	$11.50	$867

For the three months ended June 30, 2016 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Gualcamayo Gold	Minera Florida Total	Minera Florida Gold	Minera Florida Silver
Cost of sales excluding depletion, depreciation and amortization	$36.5	$19.5	$18.5	$1.1
Depletion, depreciation and amortization	10.3	8.9	8.5	0.4
Total cost of sales	46.8	28.4	26.9	1.5
Depletion, depreciation and amortization	(10.3)	(8.9)	(8.5)	(0.4)
Inventory movement	(3.1)	0.6	0.6	—
Treatment and refining charges		—		—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada concentrate	—	—	—	—
Total co-product cash cost	$33.3	$20.1	$19.0	$1.1
General and administrative, excluding share-based compensation	0.5	—	—	—
Sustaining capital expenditures	1.1	5.2	4.9	0.3
Exploration and evaluation expense	—	0.1	0.1	—
Total all-in sustaining costs	$34.9	$25.3	$24.0	$1.4
Commercial gold/silver ounces, pounds of copper produced	40,264		24,211	112,760
Commercial gold/silver ounce, pounds of copper sold	40,865		23,110	109,438
Total cost of sales per gold/silver ounce, pound of copper sold	$1,145		$1,164	$13.97
Co-product cash cost per gold/silver ounce, pound of copper produced	$828		$785	$9.70
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced	$866		$990	$12.20

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For the three months ended June 30, 2016 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Jacobina Gold	Pilar Gold	Fazenda Brasileiro Gold	RDM Gold
Cost of sales excluding depletion, depreciation and amortization	$23.2	$13.6	$12.2	$12.0
Depletion, depreciation and amortization	10.1	8.8	5.7	1.2
Total cost of sales	33.3	22.4	17.9	13.2
Depletion, depreciation and amortization	(10.1)	(8.8)	(5.7)	(1.2)
Inventory movement	(2.5)	1.8	—	(1.4)
Treatment and refining charges	—	—	—	—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada concentrate	—	—	—	—
Total co-product cash cost	$20.7	$15.5	$12.2	$10.5
General and administrative, excluding share-based compensation	0.2	0.1	0.1	—
Sustaining capital expenditures	8.7	3.9	4.4	1.0
Exploration and evaluation expense	—	—	—	—
Total all-in sustaining costs	$29.6	$19.4	$16.7	$11.5
Commercial gold/silver ounces, pounds of copper produced	29,002	22,806	16,873	13,058
Commercial gold/silver ounce, pounds of copper sold	29,133	21,988	17,612	12,630
Total cost of sales per gold/silver ounce, pound of copper sold	$1,143	$1,020	$1,017	$1,045
Co-product cash cost per gold/silver ounce, pound of copper produced	$714	$679	$726	$807
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced	$1,022	$853	$988	$883

For the three months ended June 30, 2016 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Corporate Office & Other Total	Corporate Office & Other Gold	Corporate Office & Other Silver	Corporate Office & Other Copper
Cost of sales excluding depletion, depreciation and amortization	$—	$—	$—	$—
Depletion, depreciation and amortization	1.9	1.6	0.1	0.2
Total cost of sales	1.9	1.6	0.1	0.2
Depletion, depreciation and amortization	(1.9)	(1.6)	(0.1)	(0.2)
Inventory movement	—	—	—	—
Treatment and refining charges	—	—	—	—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada concentrate	—	—	—	—
Total co-product cash cost	$—	$—	$—	$—
General and administrative, excluding share-based compensation	17.4	14.1	1.2	2.1
Sustaining capital expenditures	0.6	0.5	—	0.1
Exploration and evaluation expense	2.4	1.9	0.2	0.3
Total all-in sustaining costs	$20.4	$16.5	$1.4	$2.5
Commercial gold/silver ounces, pounds of copper produced
Commercial gold/silver ounce, pounds of copper sold
Total cost of sales per gold/silver ounce, pound of copper sold
Co-product cash cost per gold/silver ounce, pound of copper produced
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced

| 90

For the three months ended June 30, 2015 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Total Consolidated	Total Gold	Total Silver	Total Copper
Cost of sales excluding depletion, depreciation and amortization	$254.5	$192.9	$20.7	$40.9
Depletion, depreciation and amortization	113.6	90.2	15.3	8.1
Total cost of sales	368.1	283.0	36.0	49.1
Depletion, depreciation and amortization	(113.6)	(90.2)	(15.3)	(8.1)
Inventory movement	(2.4)	(5.9)	0.2	3.3
Treatment and refining charges	9.8	1.4	—	8.4
Commercial and other costs	(4.0)	(0.7)	—	(3.3)
Overseas freight for Chapada concentrate	(2.9)	(0.5)	—	(2.4)
Total co-product cash cost	$255.0	$187.2	$20.9	$46.9
General and administrative, excluding share-based compensation	25.5	18.3	2.1	5.1
Sustaining capital expenditures	59.8	44.0	6.4	9.5
Exploration and evaluation expense	4.0	2.8	0.4	0.9
Total co-product all-in sustaining costs	$344.3	$252.2	$29.7	$62.3
Commercial gold/silver ounces, pounds of copper produced		274,401	2,293,115	33,616,203
Commercial gold/silver ounce, pounds of copper sold		273,618	2,253,145	31,522,848
Cost of sales excluding depletion, depreciation and amortization per gold/silver ounce, pound of copper sold		$705	$9.19	$1.30
Depletion, depreciation and amortization per gold/silver ounce, pound of copper sold		$329	$6.78	$0.26
Total cost of sales per gold/silver ounce, pound of copper sold		$1,034	$15.97	$1.56
Co-product cash cost per gold/silver ounce, pound of copper produced		$682	$9.12	$1.40
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced		$919	$12.96	$1.85

For the three months ended June 30, 2015 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Chapada Total	Chapada Gold	Chapada Silver	Chapada Copper
Cost of sales excluding depletion, depreciation and amortization	$54.3	$13.2	$0.1	$40.9
Depletion, depreciation and amortization	10.4	3.0	0.1	7.3
Total cost of sales	64.7	16.2	0.2	48.3
Depletion, depreciation and amortization	(10.4)	(3.0)	(0.1)	(7.3)
Inventory movement	(0.3)	(3.7)	0.1	3.3
Treatment and refining charges	9.8	1.4	—	8.4
Commercial and other costs	(4.0)	(0.7)	—	(3.3)
Overseas freight for Chapada concentrate	(2.9)	(0.5)	—	(2.4)
Total co-product cash cost	$56.9	$9.8	$0.2	$46.9
General and administrative, excluding share-based compensation	0.3	—	—	0.2
Sustaining capital expenditures	11.8	2.3	—	9.5
Exploration and evaluation expense	0.3	0.1	—	0.2
Total co-product all-in sustaining costs	$69.3	$12.2	$0.3	$56.8
Commercial gold/silver ounces, pounds of copper produced		30,172	72,978	33,616,203
Commercial gold/silver ounce, pounds of copper sold		28,700	48,183	31,522,848
Total cost of sales per gold/silver ounce, pound of copper sold		$565	$3.88	$1.53
Co-product cash cost per gold/silver ounce, pound of copper produced		$324	$2.97	$1.40
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced		$405	$3.60	$1.70

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For the three months ended June 30, 2015 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	El Peñón Total	El Peñón Gold	El Peñón Silver	Malartic Gold
Cost of sales excluding depletion, depreciation and amortization	$54.7	$36.1	$18.6	$43.7
Depletion, depreciation and amortization	40.8	27.2	13.5	27.6
Total cost of sales	95.4	63.3	32.1	71.3
Depletion, depreciation and amortization	(40.8)	(27.2)	(13.5)	(27.6)
Inventory movement	0.4	0.3	0.1	(2.1)
Treatment and refining charges	—		—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada concentrate	—	—	—	—
Total co-product cash cost	$55.1	$36.4	$18.7	$41.6
General and administrative, excluding share-based compensation	—	—	—	0.7
Sustaining capital expenditures	17.4	11.5	5.9	12.1
Exploration and evaluation expense	0.2	0.1	0.1	0.1
Total co-product all-in sustaining costs	$72.7	$48.0	$24.6	$54.5
Commercial gold/silver ounces, pounds of copper produced		55,404	2,028,975	68,440
Commercial gold/silver ounce, pounds of copper sold		55,623	2,015,907	72,264
Total cost of sales per gold/silver ounce, pound of copper sold		$1,138	$15.93	$987
Co-product cash cost per gold/silver ounce, pound of copper produced		$658	$9.21	$608
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced		$867	$12.10	$797

For the three months ended June 30, 2015 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Gualcamayo Gold	Minera Florida Total	Minera Florida Gold	Minera Florida Silver
Cost of sales excluding depletion, depreciation and amortization	$31.1	$22.3	$20.3	$2.0
Depletion, depreciation and amortization	3.3	15.5	14.1	1.4
Total cost of sales	34.4	37.8	34.4	3.4
Depletion, depreciation and amortization	(3.3)	(15.5)	(14.1)	(1.4)
Inventory movement	(0.4)	(0.6)	(0.6)	—
Treatment and refining charges		—		—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada concentrate	—	—	—	—
Total co-product cash cost	$30.7	$21.7	$19.7	$2.0
General and administrative, excluding share-based compensation	—	—	—	—
Sustaining capital expenditures	2.2	4.9	4.5	0.4
Exploration and evaluation expense	—	0.3	0.2	—
Total co-product all-in sustaining costs	$33.0	$26.9	$24.4	$2.5
Commercial gold/silver ounces, pounds of copper produced	37,558		26,298	191,162
Commercial gold/silver ounce, pounds of copper sold	36,825		26,341	189,055
Total cost of sales per gold/silver ounce, pound of copper sold	$935		$1,306	$17.72
Co-product cash cost per gold/silver ounce, pound of copper produced	$818		$748	$10.45
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced	$878		$928	$12.90

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For the three months ended June 30, 2015 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Jacobina Gold	Pilar Gold	Fazenda Brasileiro Gold	RDM Gold
Cost of sales excluding depletion, depreciation and amortization	$21.8	$14.9	$11.7	$—
Depletion, depreciation and amortization	6.4	(1.1)	6.6	—
Total cost of sales	28.2	13.9	18.3	—
Depletion, depreciation and amortization	(6.4)	1.1	(6.6)	—
Inventory movement	(0.7)	1.5	(0.2)	—
Treatment and refining charges	—	—	—	—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada concentrate	—	—	—	—
Total co-product cash cost	$21.1	$16.4	$11.5	$—
General and administrative, excluding share-based compensation	0.2	0.1	0.1	—
Sustaining capital expenditures	6.5	2.5	2.4	—
Exploration and evaluation expense	—	—	—	—
Total co-product all-in sustaining costs	$27.8	$18.9	$14.0	$—
Commercial gold/silver ounces, pounds of copper produced	21,318	21,237	13,974	—
Commercial gold/silver ounce, pounds of copper sold	21,801	19,718	12,347	—
Total cost of sales per gold/silver ounce, pound of copper sold	$1,293	$703	$1,480	$—
Co-product cash cost per gold/silver ounce, pound of copper produced	$988	$772	$820	$—
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced	$1,305	$892	$1,000	$—

For the three months ended June 30, 2015 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Corporate Office & Other Total	Corporate Office & Other Gold	Corporate Office & Other Silver	Corporate Office & Other Copper
Cost of sales excluding depletion, depreciation and amortization	$—	$—	$—	$—
Depletion, depreciation and amortization	4.1	3.0	0.3	0.8
Total cost of sales	4.1	3.0	0.3	0.8
Depletion, depreciation and amortization	(4.1)	(3.0)	(0.3)	(0.8)
Inventory movement	—	—	—	—
Treatment and refining charges	—	—	—	—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada concentrate	—	—	—	—
Total co-product cash cost	$—	$—	$—	$—
General and administrative, excluding share-based compensation	24.1	17.1	2.1	4.9
Sustaining capital expenditures	—	—	—	—
Exploration and evaluation expense	3.2	2.3	0.3	0.7
Total co-product all-in sustaining costs	$27.2	$19.4	$2.4	$5.5
Commercial gold/silver ounces, pounds of copper produced
Commercial gold/silver ounce, pounds of copper sold
Total cost of sales per gold/silver ounce, pound of copper sold
Co-product cash cost per gold/silver ounce, pound of copper produced
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced

| 93

For the six months ended June 30, 2016 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Total Consolidated	Total Gold	Total Silver	Total Copper
Cost of sales excluding depletion, depreciation and amortization	$483.7	$377.3	$27.9	$78.5
Depletion, depreciation and amortization	221.9	189.8	15.1	17.0
Total cost of sales	705.6	567.1	43.0	95.5
Depletion, depreciation and amortization	(221.9)	(189.8)	(15.1)	(17.0)
Inventory movement	(9.5)	(5.4)	0.2	(4.3)
Treatment and refining charges	15.0	2.1	0.1	12.8
Commercial and other costs	(2.0)	(0.4)	—	(1.7)
Overseas freight for Chapada concentrate	(4.6)	(0.8)	—	(3.8)
Total co-product cash cost	$482.6	$372.9	$28.1	$81.5
General and administrative, excluding share-based compensation	38.7	31.6	2.3	4.8
Sustaining capital expenditures	120.1	90.3	7.8	22.0
Exploration and evaluation expense	8.4	6.3	1.1	1.0
Total co-product all-in sustaining costs	$649.7	$501.0	$39.4	$109.4
Commercial gold/silver ounces, pounds of copper produced		573,894	3,489,673	49,030,933
Commercial gold/silver ounce, pounds of copper sold		567,741	3,440,526	48,674,625
Cost of sales excluding depletion, depreciation and amortization per gold/silver ounce, pound of copper sold		$665	$8.11	$1.61
Depletion, depreciation and amortization per gold/silver ounce, pound of copper sold		$334	$4.39	$0.35
Total cost of sales per gold/silver ounce, pound of copper sold		$999	$12.50	$1.96
Co-product cash cost per gold/silver ounce, pound of copper produced		$650	$8.06	$1.66
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced		$873	$11.28	$2.23

For the six months ended June 30, 2016 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Chapada Total	Chapada Gold	Chapada Silver	Chapada Copper
Cost of sales excluding depletion, depreciation and amortization	$96.4	$17.6	$0.3	$78.5
Depletion, depreciation and amortization	22.9	6.4	0.1	16.4
Total cost of sales	119.3	24.0	0.4	94.9
Depletion, depreciation and amortization	(22.9)	(6.4)	(0.1)	(16.4)
Inventory movement	(5.5)	(1.2)	—	(4.3)
Treatment and refining charges	15.0	2.1	0.1	12.8
Commercial and other costs	(2.0)	(0.4)	—	(1.7)
Overseas freight for Chapada concentrate	(4.6)	(0.8)	—	(3.8)
Total co-product cash cost	$99.2	$17.4	$0.4	$81.5
General and administrative, excluding share-based compensation	0.4	0.1	—	0.3
Sustaining capital expenditures	27.3	5.3	0.1	21.8
Exploration and evaluation expense	0.6	0.1	—	0.5
Total co-product all-in sustaining costs	$127.5	$22.9	$0.5	$104.1
Commercial gold/silver ounces, pounds of copper produced		38,338	112,157	49,030,934
Commercial gold/silver ounce, pounds of copper sold		31,987	46,577	48,674,625
Total cost of sales per gold/silver ounce, pound of copper sold		$750	$8.90	$1.90
Co-product cash cost per gold/silver ounce, pound of copper produced		$453	$3.29	$1.66
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced		$597	$4.30	$2.10

| 94

For the six months ended June 30, 2016 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	El Peñón Total	El Peñón Gold	El Peñón Silver	Malartic Gold
Cost of sales excluding depletion, depreciation and amortization	$95.0	$69.6	$25.5	$85.5
Depletion, depreciation and amortization	50.0	36.4	13.6	59.2
Total cost of sales	145.0	106.0	39.0	144.6
Depletion, depreciation and amortization	(50.0)	(36.4)	(13.6)	(59.2)
Inventory movement	0.6	0.7	(0.1)	0.5
Treatment and refining charges	—	—	—	—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada concentrate	—	—	—	—
Total co-product cash cost	$95.6	$70.2	$25.4	$86.0
General and administrative, excluding share-based compensation	—	—	—	2.1
Sustaining capital expenditures	26.7	19.6	7.1	25.7
Exploration and evaluation expense	2.9	2.1	0.8	0.2
Total co-product all-in sustaining costs	$125.2	$91.9	$33.2	$113.9
Commercial gold/silver ounces, pounds of copper produced	—	110,570	3,130,479	146,115
Commercial gold/silver ounce, pounds of copper sold		110,706	3,167,830	144,393
Total cost of sales per gold/silver ounce, pound of copper sold		$957	$8.04	$592
Co-product cash cost per gold/silver ounce, pound of copper produced		$635	$8.10	$588
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced		$832	$10.60	$780

For the six months ended June 30, 2016 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Gualcamayo Gold	Minera Florida Total	Minera Florida Gold	Minera Florida Silver
Cost of sales excluding depletion, depreciation and amortization	$67.4	$38.3	$36.2	$2.1
Depletion, depreciation and amortization	19.3	19.2	18.2	1.1
Total cost of sales	86.8	57.6	54.4	3.2
Depletion, depreciation and amortization	(19.3)	(19.2)	(18.2)	(1.1)
Inventory movement	(4.8)	1.9	1.7	0.3
Treatment and refining charges	—	—	—	—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada concentrate	—	—	—	—
Total co-product cash cost	$62.6	$40.2	$37.8	$2.4
General and administrative, excluding share-based compensation	0.2	—	—	—
Sustaining capital expenditures	1.7	9.0	8.5	0.5
Exploration and evaluation expense	—	0.3	0.2	—
Total co-product all-in sustaining costs	$64.5	$49.5	$46.6	$2.9
Commercial gold/silver ounces, pounds of copper produced	76,867	—	49,923	247,036
Commercial gold/silver ounce, pounds of copper sold	79,074		48,659	226,119
Total cost of sales per gold/silver ounce, pound of copper sold	$853		$744	$9.45
Co-product cash cost per gold/silver ounce, pound of copper produced	$814		$758	$9.67
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced	$839		$933	$11.80

| 95

For the six months ended June 30, 2016 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Jacobina Gold	Pilar Gold	Fazenda Brasileiro Gold	RDM Gold
Cost of sales excluding depletion, depreciation and amortization	$40.3	$25.9	$22.9	$12.0
Depletion, depreciation and amortization	19.4	16.4	9.0	1.2
Total cost of sales	59.7	42.3	32.0	13.2
Depletion, depreciation and amortization	(19.4)	(16.4)	(9.0)	(1.2)
Inventory movement	(3.4)	3.4	(0.8)	(1.4)
Treatment and refining charges	—	—	—	—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada concentrate	—	—	—	—
Total co-product cash cost	$36.9	$29.3	$22.2	$10.5
General and administrative, excluding share-based compensation	0.3	0.1	0.1	—
Sustaining capital expenditures	14.9	6.3	6.3	1.0
Exploration and evaluation expense	—	—	—	—
Total co-product all-in sustaining costs	$52.1	$35.7	$28.6	$11.5
Commercial gold/silver ounces, pounds of copper produced	58,972	44,654	35,397	13,058
Commercial gold/silver ounce, pounds of copper sold	59,592	43,533	37,167	12,630
Total cost of sales per gold/silver ounce, pound of copper sold	$676	$595	$617	$948
Co-product cash cost per gold/silver ounce, pound of copper produced	$626	$656	$627	$807
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced	$884	$800	$808	$883

For the six months ended June 30, 2016 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Corporate Office & Other Total	Corporate Office & Other Gold	Corporate Office & Other Silver	Corporate Office & Other Copper
Cost of sales excluding depletion, depreciation and amortization	$—	$—	$—	$—
Depletion, depreciation and amortization		4.3	0.3	0.6
Total cost of sales	—	4.3	0.3	0.6
Depletion, depreciation and amortization	—	(4.3)	(0.3)	(0.6)
Inventory movement	—	—	—	—
Treatment and refining charges	—	—	—	—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada concentrate	—	—	—	—
Total co-product cash cost	$—	$—	$—	$—
General and administrative, excluding share-based compensation	35.4	28.6	2.3	4.5
Sustaining capital expenditures	1.2	1.0	0.1	0.2
Exploration and evaluation expense	4.5	3.6	0.3	0.6
Total co-product all-in sustaining costs	$41.1	$33.2	$2.7	$5.2
Commercial gold/silver ounces, pounds of copper produced
Commercial gold/silver ounce, pounds of copper sold
Total cost of sales per gold/silver ounce, pound of copper sold
Co-product cash cost per gold/silver ounce, pound of copper produced
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced
| 96

For the six months ended June 30, 2015 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Total Consolidated	Total Gold	Total Silver	Total Copper
Cost of sales excluding depletion, depreciation and amortization	$514.7	$389.3	$39.1	$86.3
Depletion, depreciation and amortization	242.2	198.5	26.6	17.1
Total cost of sales	756.9	587.8	65.7	103.4
Depletion, depreciation and amortization	(242.2)	(198.5)	(26.6)	(17.1)
Inventory movement	(10.5)	(14.3)	0.5	3.3
Treatment and refining charges	18.5	3.0	0.1	15.4
Commercial and other costs	(5.4)	(0.9)	—	(4.4)
Overseas freight for Chapada concentrate	(5.9)	(1.0)	—	(4.9)
Total co-product cash cost	$511.4	$376.1	$39.7	$95.7
General and administrative, excluding share-based compensation	49.9	36.7	4.1	9.1
Sustaining capital expenditures	107.9	79.2	11.1	17.6
Exploration and evaluation expense	9.4	6.7	0.9	1.9
Total co-product all-in sustaining costs	$678.6	$498.7	$55.8	$124.3
Commercial gold/silver ounces, pounds of copper produced		549,239	4,662,585	60,462,766
Commercial gold/silver ounce, pounds of copper sold		544,385	4,574,364	58,235,068
Cost of sales excluding depletion, depreciation and amortization per gold/silver ounce, pound of copper sold		$715	$8.55	$1.48
Depletion, depreciation and amortization per gold/silver ounce, pound of copper sold		$364	$5.81	$0.29
Total cost of sales per gold/silver ounce, pound of copper sold		$1,079	$14.36	$1.78
Co-product cash cost per gold/silver ounce, pound of copper produced		$684	$8.51	$1.58
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced		$908	$11.96	$2.06

For the six months ended June 30, 2015 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Chapada Total	Chapada Gold	Chapada Silver	Chapada Copper
Cost of sales excluding depletion, depreciation and amortization	$114.3	$27.8	$0.2	$86.3
Depletion, depreciation and amortization	21.9	5.9	0.2	15.8
Total cost of sales	136.2	33.7	0.4	102.1
Depletion, depreciation and amortization	(21.9)	(5.9)	(0.2)	(15.8)
Inventory movement	(5.4)	(8.8)	0.1	3.3
Treatment and refining charges	18.5	3.0	0.1	15.4
Commercial and other costs	(5.4)	(0.9)	—	(4.4)
Overseas freight for Chapada concentrate	(5.9)	(1.0)	—	(4.9)
Total co-product cash cost	$116.2	$20.0	$0.4	$95.7
General and administrative, excluding share-based compensation	0.5	0.1	—	0.4
Sustaining capital expenditures	22.0	4.3	0.1	17.6
Exploration and evaluation expense	0.6	0.1	—	0.5
Total co-product all-in sustaining costs	$139.2	$24.6	$0.5	$114.2
Commercial gold/silver ounces, pounds of copper produced		52,532	134,920	60,462,766
Commercial gold/silver ounce, pounds of copper sold		49,185	90,147	58,235,068
Total cost of sales per gold/silver ounce, pound of copper sold		$685	$4.36	$1.75
Co-product cash cost per gold/silver ounce, pound of copper produced		$381	$3.27	$1.58
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced		$467	$4.00	$1.90

| 97

For the six months ended June 30, 2015 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	El Peñón Total	El Peñón Gold	El Peñón Silver	Malartic Gold
Cost of sales excluding depletion, depreciation and amortization	$107.3	$71.7	$35.6	$83.5
Depletion, depreciation and amortization	70.6	47.2	23.4	52.6
Total cost of sales	177.9	118.9	59.0	136.1
Depletion, depreciation and amortization	(70.6)	(47.2)	(23.4)	(52.6)
Inventory movement	1.1	0.8	0.3	1.1
Treatment and refining charges	—		—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada concentrate	—	—	—	—
Total co-product cash cost	$108.4	$72.5	$35.9	$84.6
General and administrative, excluding share-based compensation	—	—	—	1.4
Sustaining capital expenditures	30.8	20.5	10.2	21.4
Exploration and evaluation expense	0.4	0.3	0.2	0.1
Total co-product all-in sustaining costs	$139.6	$93.3	$46.3	$107.5
Commercial gold/silver ounces, pounds of copper produced		115,931	4,194,176	136,334
Commercial gold/silver ounce, pounds of copper sold		115,411	4,160,757	135,067
Total cost of sales per gold/silver ounce, pound of copper sold		$1,030	$14.19	$1,007
Co-product cash cost per gold/silver ounce, pound of copper produced		$626	$8.56	$620
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced		$805	$11.00	$789

For the six months ended June 30, 2015 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Gualcamayo Gold	Minera Florida Total	Minera Florida Gold	Minera Florida Silver
Cost of sales excluding depletion, depreciation and amortization	$68.9	$44.3	$41.1	$3.3
Depletion, depreciation and amortization	23.7	31.4	29.0	2.4
Total cost of sales	92.6	75.7	70.1	5.7
Depletion, depreciation and amortization	(23.7)	(31.4)	(29.0)	(2.4)
Inventory movement	(3.4)	(0.8)	(0.9)	0.1
Treatment and refining charges		—		—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada concentrate	—	—	—	—
Total co-product cash cost	$65.6	$43.5	$40.2	$3.4
General and administrative, excluding share-based compensation	—	—	—	—
Sustaining capital expenditures	3.5	9.6	8.8	0.7
Exploration and evaluation expense	—	0.5	0.5	—
Total co-product all-in sustaining costs	$69.1	$53.7	$49.5	$4.1
Commercial gold/silver ounces, pounds of copper produced	83,734		54,411	333,489
Commercial gold/silver ounce, pounds of copper sold	82,937		54,356	323,460
Total cost of sales per gold/silver ounce, pound of copper sold	$1,117		$1,290	$17.43
Co-product cash cost per gold/silver ounce, pound of copper produced	$783		$739	$10.11
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced	$825		$910	$12.40

| 98

For the six months ended June 30, 2015 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Jacobina Gold	Pilar Gold	Fazenda Brasileiro Gold	RDM Gold
Cost of sales excluding depletion, depreciation and amortization	$41.3	$31.6	$23.3	$—
Depletion, depreciation and amortization	15.1	6.2	13.3	—
Total cost of sales	56.4	37.8	36.6	—
Depletion, depreciation and amortization	(15.1)	(6.2)	(13.3)	—
Inventory movement	(2.2)	0.9	(1.9)	—
Treatment and refining charges	—	—	—	—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada concentrate	—	—	—	—
Total co-product cash cost	$39.1	$32.5	$21.4	$—
General and administrative, excluding share-based compensation	0.6	0.1	0.4	—
Sustaining capital expenditures	10.9	3.7	6.0	—
Exploration and evaluation expense	—	—	—	—
Total co-product all-in sustaining costs	$50.6	$36.3	$27.8	$—
Commercial gold/silver ounces, pounds of copper produced	39,908	40,390	25,998	—
Commercial gold/silver ounce, pounds of copper sold	41,289	38,919	27,220	—
Total cost of sales per gold/silver ounce, pound of copper sold	$1,366	$969	$1,346	$—
Co-product cash cost per gold/silver ounce, pound of copper produced	$980	$804	$824	$—
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced	$1,269	$899	$1,072	$—

For the six months ended June 30, 2015 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Corporate Office & Other Total	Corporate Office & Other Gold	Corporate Office & Other Silver	Corporate Office & Other Copper
Cost of sales excluding depletion, depreciation and amortization	$—	$—	$—	$—
Depletion, depreciation and amortization	7.5	5.5	0.6	1.3
Total cost of sales	7.5	5.5	0.6	1.3
Depletion, depreciation and amortization	(7.5)	(5.5)	(0.6)	(1.3)
Inventory movement	—	—	—	—
Treatment and refining charges	—	—	—	—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada concentrate	—	—	—	—
Total co-product cash cost	$—	$—	$—	$—
General and administrative, excluding share-based compensation	46.8	34.0	4.1	8.7
Sustaining capital expenditures	—	—	—	—
Exploration and evaluation expense	7.8	5.7	0.7	1.5
Total co-product all-in sustaining costs	$54.6	$39.7	$4.8	$10.2
Commercial gold/silver ounces, pounds of copper produced
Commercial gold/silver ounce, pounds of copper sold
Total cost of sales per gold/silver ounce, pound of copper sold
Co-product cash cost per gold/silver ounce, pound of copper produced
Co-product all-in sustaining cost per gold/silver ounce, pound of copper produced

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Reconciliation of cost of sales per the Condensed Consolidated Interim Financial Statement to cash costs and all-in sustaining costs from continuing operations

Prior to the third quarter of 2016, cash costs were also reported on a by-product basis. By-product costs are determined by the attributable costs to the production of precious metals net of by-products net revenues from copper and zinc, which are incidental to the production of precious metals, as a credit to the production costs of gold and silver. These costs are then divided by gold and silver ounces produced. The by-product cash cost KPI allows the Company's management and stakeholders to assess the net costs of precious metal production.

The following tables provides a reconciliation of total cost of sales to total cash costs and total all-in sustaining costs, on a by-product basis, for three months ended March 31, June 30, and six months ended June 30, 2016, and the comparative periods ended on March 31, June 30, and six months ended June 30, 2015.

For the three months ended March 31, 2016 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Total Consolidated	Total Gold	Total Silver	Total Copper
Cost of sales excluding depletion, depreciation and amortization	$217.1	$169.3	$13.8	$34.0
Depletion, depreciation and amortization	104.9	90.3	7.4	7.2
Total cost of sales	$322.0	$259.6	$21.2	$41.2
Depletion, depreciation and amortization	(104.9)	(90.3)	(7.4)	(7.2)
Inventory movement	3.6	0.8	0.1	2.8
Treatment and refining charges	7.0	1.0	—	6.0
Commercial and other costs	(0.8)	(0.1)	—	(0.7)
Overseas freight for Chapada concentrate	(2.8)	(0.5)	—	(2.3)
Allocation of copper costs	—	35.5	4.3	(39.8)
By-product credits from Chapada copper revenue including copper pricing adjustments	(44.6)	(39.8)	(4.8)	—
Total cash cost	$179.5	$166.2	$13.4	$—
General and administrative, excluding share-based compensation	19.4	18.0	1.3	—
Sustaining capital expenditures	46.1	41.9	4.2	—
Exploration and evaluation expense	2.9	2.5	0.3	—
Total all-in sustaining costs	$247.9	$228.6	$19.2	$—
Commercial gold/silver ounces, pounds of copper produced		283,757	1,802,029	25,870,726
Commercial gold/silver ounce, pounds of copper sold		276,589	1,756,094	22,682,501
Cost of sales excluding depletion, depreciation and amortization per gold/silver ounce, pound of copper sold		$612	$7.86	$1.50
Depletion, depreciation and amortization per gold/silver ounce, pound of copper sold		$327	$4.20	$0.31
Total of cost of sales per gold/silver ounce, pound of copper sold		$939	$12.06	$1.81
Cash cost per gold/silver ounce produced		$585	$7.39	$—
All-in sustaining cost per gold/silver ounce produced		$806	$10.67	$—

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For the three months ended March 31, 2016 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Chapada Total	Chapada Gold	Chapada Silver	Chapada Copper
Cost of sales excluding depletion, depreciation and amortization	$41.7	$7.6	$0.1	$34.0
Depletion, depreciation and amortization	9.3	2.6	—	6.8
Total cost of sales	$51.1	$10.2	$0.1	$40.8
Depletion, depreciation and amortization	(9.3)	(2.6)	—	(6.8)
Inventory movement	3.2	0.4	—	2.8
Treatment and refining charges	7.0	1.0	—	6.0
Commercial and other costs	(0.8)	(0.1)	—	(0.7)
Overseas freight for Chapada concentrate	(2.8)	(0.5)	—	(2.3)
Allocation of copper costs	—	35.5	4.3	(39.8)
By-product credits from Chapada copper revenue including copper pricing adjustments	(44.6)	(39.8)	(4.8)	—
Total cash cost	$3.7	$4.0	$(0.4)	$—
General and administrative, excluding share-based compensation	0.1	0.1	—	—
Sustaining capital expenditures	9.8	9.1	0.7	—
Exploration and evaluation expense	0.2	0.2	—	—
Total all-in sustaining costs	$13.8	$13.4	$0.3	$—
Commercial gold/silver ounces, pounds of copper produced		21,039	59,516	25,870,726
Commercial gold/silver ounce, pounds of copper sold		14,749	1,363	22,682,501
Total of cost of sales per gold/silver ounce, pound of copper sold		$690	$88.13	$1.80
Cash cost per gold/silver ounce produced		$190	$(6.00)	$—
All-in sustaining cost per gold/silver ounce produced		$635	$6.85	$—

For the three months ended March 31, 2016 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	El Peñón Total	El Peñón Gold	El Peñón Silver	Malartic Gold
Cost of sales excluding depletion, depreciation and amortization	$46.9	$34.3	$12.6	$38.7
Depletion, depreciation and amortization	25.3	18.7	6.6	27.3
Total cost of sales	$72.2	$53.0	$19.2	$66.0
Depletion, depreciation and amortization	(25.3)	(18.7)	(6.6)	(27.3)
Inventory movement	(1.4)	(1.2)	(0.2)	2.3
Treatment and refining charges	—	—	—	—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada concentrate	—	—	—	—
Allocation of copper costs	—	—	—	—
By-product credits from Chapada copper revenue including copper pricing adjustments	—	—	—	—
Total cash cost	$45.5	$33.1	$12.4	$41.0
General and administrative, excluding share-based compensation	—	—	—	1.0
Sustaining capital expenditures	11.7	8.5	3.2	9.0
Exploration and evaluation expense	0.5	0.4	0.1	0.1
Total all-in sustaining costs	$57.7	$42.0	$15.7	$51.1
Commercial gold/silver ounces, pounds of copper produced		56,448	1,608,237	73,613
Commercial gold/silver ounce, pounds of copper sold		58,454	1,638,050	68,069
Total of cost of sales per gold/silver ounce, pound of copper sold		$907	$11.73	$969
Cash cost per gold/silver ounce produced		$586	$7.69	$557
All-in sustaining cost per gold/silver ounce produced		$743	$9.76	$694

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For the three months ended March 31, 2016 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Gualcamayo Gold	Minera Florida Total	Minera Florida Gold	Minera Florida Silver
Cost of sales excluding depletion, depreciation and amortization	$31.0	$18.8	$17.7	$1.1
Depletion, depreciation and amortization	9.0	10.3	9.8	0.6
Total cost of sales	$40.0	$29.1	$27.5	$1.6
Depletion, depreciation and amortization	(9.0)	(10.3)	(9.8)	(0.6)
Inventory movement	(1.7)	1.3	1.1	0.2
Treatment and refining charges	—	—	—	—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada concentrate	—	—	—	—
Allocation of copper costs	—	—	—	—
By-product credits from Chapada copper revenue including copper pricing adjustments	—	—	—	—
Total cash cost	$29.3	$20.1	$18.8	$1.3
General and administrative, excluding share-based compensation	(0.2)	—	—	—
Sustaining capital expenditures	0.6	3.8	3.6	0.2
Exploration and evaluation expense	—	0.2	0.2	—
Total all-in sustaining costs	$29.7	$24.1	$22.6	$1.5
Commercial gold/silver ounces, pounds of copper produced	36.603		25,712	134,276
Commercial gold/silver ounce, pounds of copper sold	38.209		25,549	116,681
Total of cost of sales per gold/silver ounce, pound of copper sold	$1,046		$1,076	$13.99
Cash cost per gold/silver ounce produced	$799		$732	$9.65
All-in sustaining cost per gold/silver ounce produced	$810		$879	$11.53

For the three months ended March 31, 2016 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Jacobina Gold	Pilar Gold	Fazenda Brasileiro Gold	RDM Gold
Cost of sales excluding depletion, depreciation and amortization	$17.1	$12.2	$10.7	$—
Depletion, depreciation and amortization	9.3	7.6	3.3	—
Total cost of sales	$26.4	$19.9	$14.1	$—
Depletion, depreciation and amortization	(9.3)	(7.6)	(3.3)	—
Inventory movement	(0.9)	1.6	(0.8)	—
Treatment and refining charges	—	—	—	—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada concentrate	—	—	—	—
Allocation of copper costs	—	—	—	—
By-product credits from Chapada copper revenue including copper pricing adjustments	—	—	—	—
Total cash cost	$16.2	$13.8	$9.9	$—
General and administrative, excluding share-based compensation	0.2	—	—	—
Sustaining capital expenditures	6.1	2.4	2.0	—
Exploration and evaluation expense	—	—	—	—
Total all-in sustaining costs	$22.5	$16.2	$11.9	$—
Commercial gold/silver ounces, pounds of copper produced	29.971	21,847	18,524	—
Commercial gold/silver ounce, pounds of copper sold	30.459	21,545	19,555	—
Total of cost of sales per gold/silver ounce, pound of copper sold	$866	$923	$720	$—
Cash cost per gold/silver ounce produced	$540	$632	$536	$—
All-in sustaining cost per gold/silver ounce produced	$750	$744	$644	$—

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For the three months ended March 31, 2016 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Corporate Office & Other Total	Corporate Office & Other Gold	Corporate Office & Other Silver	Corporate Office & Other Copper
Cost of sales excluding depletion, depreciation and amortization	$—	$—	$—	$—
Depletion, depreciation and amortization	3.3	2.7	0.2	0.4
Total cost of sales	$3.3	$2.7	$0.2	$0.4
Depletion, depreciation and amortization	(3.3)	(2.7)	(0.2)	(0.4)
Inventory movement	—	—	—	—
Treatment and refining charges	—	—	—	—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada concentrate	—	—	—	—
Allocation of copper costs	—	—	—	—
By-product credits from Chapada copper revenue including copper pricing adjustments	—	—	—	—
Total cash cost	$—	$—	$—	$—
General and administrative, excluding share-based compensation	18.0	16.6	1.4	—
Sustaining capital expenditures	0.6	0.6	0.1	—
Exploration and evaluation expense	2.2	2.0	0.2	—
Total all-in sustaining costs	$20.8	$19.2	$1.7	$—
Commercial gold/silver ounces, pounds of copper produced
Commercial gold/silver ounce, pounds of copper sold
Total of cost of sales per gold/silver ounce, pound of copper sold
Cash cost per gold/silver ounce produced
All-in sustaining cost per gold/silver ounce produced

For the three months ended March 31, 2015 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Total Consolidated	Total Gold	Total Silver	Total Copper
Cost of sales excluding depletion, depreciation and amortization	$260.1	$196.2	$18.5	$45.4
Depletion, depreciation and amortization	128.6	108.2	11.3	9.1
Total cost of sales	$388.7	$304.5	$29.7	$54.5
Depletion, depreciation and amortization	(128.6)	(108.2)	(11.3)	(9.1)
Inventory movement	(8.1)	(8.4)	0.3	—
Treatment and refining charges	8.7	1.6	0.1	7.0
Commercial and other costs	(1.4)	(0.2)	—	(1.1)
Overseas freight for Chapada concentrate	(3.0)	(0.5)	—	(2.5)
Allocation of copper costs	—	44.0	4.8	(48.8)
By-product credits from Chapada copper revenue including copper pricing adjustments	(64.6)	(58.3)	(6.3)	—
Total cash cost	$191.7	$174.4	$17.2	$—
General and administrative, excluding share-based compensation	24.5	22.0	2.5	—
Sustaining capital expenditures	48.1	42.5	5.6	—
Exploration and evaluation expense	5.4	4.8	0.6	—
Total all-in sustaining costs	$269.7	$243.7	$25.9	$—
Commercial gold/silver ounces, pounds of copper produced		274,838	2,369,471	26,846,563
Commercial gold/silver ounce, pounds of copper sold		270,767	2,321,218	26,712,220
Cost of sales excluding depletion, depreciation and amortization per gold/silver ounce, pound of copper sold		$725	$7.95	$1.70
Depletion, depreciation and amortization per gold/silver ounce, pound of copper sold		$400	$4.86	$0.34
Total of cost of sales per gold/silver ounce, pound of copper sold		$1,125	$12.81	$2.04
Cash cost per gold/silver ounce produced		$635	$7.28	$—
All-in sustaining cost per gold/silver ounce produced		$887	$10.95	$—

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For the three months ended March 31, 2015 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Chapada Total	Chapada Gold	Chapada Silver	Chapada Copper
Cost of sales excluding depletion, depreciation and amortization	$60.0	$14.5	$0.1	$45.4
Depletion, depreciation and amortization	11.5	2.9	0.1	8.6
Total cost of sales	$71.5	$17.4	$0.2	$53.9
Depletion, depreciation and amortization	(11.5)	(2.9)	(0.1)	(8.6)
Inventory movement	(5.1)	(5.1)	0.1	—
Treatment and refining charges	8.7	1.6	0.1	7.0
Commercial and other costs	(1.4)	(0.2)	—	(1.0)
Overseas freight for Chapada concentrate	(3.0)	(0.5)	—	(2.5)
Allocation of copper costs	—	44.0	4.8	(48.8)
By-product credits from Chapada copper revenue including copper pricing adjustments	(64.6)	(58.3)	(6.3)	—
Total cash cost	$(5.4)	$(4.0)	$(1.2)	$—
General and administrative, excluding share-based compensation	0.3	0.2	—	—
Sustaining capital expenditures	10.2	9.2	0.9	—
Exploration and evaluation expense	0.3	0.3	—	—
Total all-in sustaining costs	$5.4	$5.7	$(0.3)	$—
Commercial gold/silver ounces, pounds of copper produced		22,360	61,942	26,846,563
Commercial gold/silver ounce, pounds of copper sold		20,486	41,964	26,712,220
Total of cost of sales per gold/silver ounce, pound of copper sold		$849	$4.97	$2.02
Cash cost per gold/silver ounce produced		$(183)	$(21.42)	$—
All-in sustaining cost per gold/silver ounce produced		$253	$(5.50)	$—

For the three months ended March 31, 2015 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	El Peñón Total	El Peñón Gold	El Peñón Silver	Malartic Gold
Cost of sales excluding depletion, depreciation and amortization	$52.6	$35.6	$17.0	$39.7
Depletion, depreciation and amortization	29.9	20.0	9.9	24.9
Total cost of sales	$82.5	$55.6	$26.9	$64.6
Depletion, depreciation and amortization	(29.9)	(20.0)	(9.9)	(24.9)
Inventory movement	0.6	0.5	0.2	3.2
Treatment and refining charges	—	—	—	—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada concentrate	—	—	—	—
Allocation of copper costs	—	—	—	—
By-product credits from Chapada copper revenue including copper pricing adjustments	—	—	—	—
Total cash cost	$53.2	$36.1	$17.2	$42.9
General and administrative, excluding share-based compensation	—	—	—	0.7
Sustaining capital expenditures	13.4	9.1	4.4	9.3
Exploration and evaluation expense	0.2	0.1	0.1	—
Total all-in sustaining costs	$66.8	$45.3	$21.7	$52.9
Commercial gold/silver ounces, pounds of copper produced		60,526	2,165,201	67,893
Commercial gold/silver ounce, pounds of copper sold		59,788	2,144,850	62,804
Total of cost of sales per gold/silver ounce, pound of copper sold		$929	$12.55	$1,030
Cash cost per gold/silver ounce produced		$596	$7.94	$633
All-in sustaining cost per gold/silver ounce produced		$748	$10.00	$781

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For the three months ended March 31, 2015 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Gualcamayo Gold	Minera Florida Total	Minera Florida Gold	Minera Florida Silver
Cost of sales excluding depletion, depreciation and amortization	$37.9	$22.1	$20.8	$1.3
Depletion, depreciation and amortization	20.3	15.9	14.9	1.0
Total cost of sales	$58.2	$38.0	$35.7	$2.3
Depletion, depreciation and amortization	(20.3)	(15.9)	(14.9)	(1.0)
Inventory movement	(3.0)	(0.1)	(0.2)	0.1
Treatment and refining charges	—	—	—	—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada concentrate	—	—	—	—
Allocation of copper costs	—	—	—	—
By-product credits from Chapada copper revenue including copper pricing adjustments	—	—	—	—
Total cash cost	$34.8	$21.9	$20.6	$1.4
General and administrative, excluding share-based compensation	—	—	—	—
Sustaining capital expenditures	1.3	4.6	4.3	0.3
Exploration and evaluation expense	—	0.2	0.2	—
Total all-in sustaining costs	$36.1	$26.8	$25.1	$1.7
Commercial gold/silver ounces, pounds of copper produced	46.177		28,113,000	142,328
Commercial gold/silver ounce, pounds of copper sold	46.112		28,015,000	134,404
Total of cost of sales per gold/silver ounce, pound of copper sold	$1,262		$1,274	$17.06
Cash cost per gold/silver ounce produced	$755		$731	$9.66
All-in sustaining cost per gold/silver ounce produced	$782		$893	$11.80

For the three months ended March 31, 2015 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Jacobina Gold	Pilar Gold	Fazenda Brasileiro Gold	RDM Gold
Cost of sales excluding depletion, depreciation and amortization	$19.5	$16.6	$11.6	$—
Depletion, depreciation and amortization	8.7	7.2	6.8	—
Total cost of sales	$28.2	$23.9	$18.4	$—
Depletion, depreciation and amortization	(8.7)	(7.2)	(6.8)	—
Inventory movement	(1.5)	(0.5)	(1.6)	—
Treatment and refining charges	—	—	—	—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada concentrate	—	—	—	—
Allocation of copper costs	—	—	—	—
By-product credits from Chapada copper revenue including copper pricing adjustments	—	—	—	—
Total cash cost	$18.0	$16.1	$10.0	$—
General and administrative, excluding share-based compensation	0.4	0.1	0.2	—
Sustaining capital expenditures	4.4	1.2	3.7	—
Exploration and evaluation expense	—	—	—	—
Total all-in sustaining costs	$22.8	$17.4	$13.9	$—
Commercial gold/silver ounces, pounds of copper produced	18,591	19,153	12,024	—
Commercial gold/silver ounce, pounds of copper sold	19,488	19,200	14,874	—
Total of cost of sales per gold/silver ounce, pound of copper sold	$1,447	$1,242	$1,234	$—
Cash cost per gold/silver ounce produced	$970	$839	$828	$—
All-in sustaining cost per gold/silver ounce produced	$1,227	$906	$1,156	$—

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For the three months ended March 31, 2015 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Corporate Office & Other Total	Corporate Office & Other Gold	Corporate Office & Other Silver	Corporate Office & Other Copper
Cost of sales excluding depletion, depreciation and amortization	$—	$—	$—	$—
Depletion, depreciation and amortization	3.4	2.6	0.3	0.5
Total cost of sales	$3.4	$2.6	$0.3	$0.5
Depletion, depreciation and amortization	(3.4)	(2.6)	(0.3)	(0.5)
Inventory movement	—	—	—	—
Treatment and refining charges	—	—	—	—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada concentrate	—	—	—	—
Allocation of copper costs	—	—	—	—
By-product credits from Chapada copper revenue including copper pricing adjustments	—	—	—	—
Total cash cost	$—	$—	$—	$—
General and administrative, excluding share-based compensation	22.8	20.4	2.4	—
Sustaining capital expenditures	—	—	—	—
Exploration and evaluation expense	4.6	4.1	0.5	—
Total all-in sustaining costs	$27.4	$24.5	$2.9	$—
Commercial gold/silver ounces, pounds of copper produced
Commercial gold/silver ounce, pounds of copper sold
Total of cost of sales per gold/silver ounce, pound of copper sold
Cash cost per gold/silver ounce produced
All-in sustaining cost per gold/silver ounce produced

For the three months ended June 30, 2016 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Total Consolidated	Total Gold	Total Silver	Total Copper
Cost of sales excluding depletion, depreciation and amortization	$266.6	$208.0	$14.1	$44.5
Depletion, depreciation and amortization	117.1	99.6	7.7	9.8
Total cost of sales	$383.7	$307.6	$21.8	$54.3
Depletion, depreciation and amortization	(117.1)	(99.6)	(7.7)	(9.8)
Inventory movement	(13.1)	(6.1)	0.1	(7.1)
Treatment and refining charges	7.9	1.1	—	6.8
Commercial and other costs	(1.2)	(0.2)	—	(1.0)
Overseas freight for Chapada concentrate	(1.8)	(0.3)	—	(1.5)
Allocation of copper costs	—	38.5	3.2	(41.7)
By-product credits from Chapada copper revenue including copper pricing adjustments	(53.9)	(49.8)	(4.1)	—
Total cash cost	$204.6	$191.2	$13.4	$—
General and administrative, excluding share-based compensation	19.8	18.5	1.3	—
Sustaining capital expenditures	74.0	68.5	5.4	—
Exploration and evaluation expense	5.3	4.5	0.8	—
Total all-in sustaining costs	$303.7	$282.7	$20.9	$—
Commercial gold/silver ounces, pounds of copper produced		290,137	1,687,644	23,160,208
Commercial gold/silver ounce, pounds of copper sold		291,152	1,684,432	25,992,123
Cost of sales excluding depletion, depreciation and amortization per gold/silver ounce, pound of copper sold		$714	$8.37	$1.71
Depletion, depreciation and amortization per gold/silver ounce, pound of copper sold		$342	$4.57	$0.38
Total of cost of sales per gold/silver ounce, pound of copper sold		$1,056	$12.94	$2.09
Cash cost per gold/silver ounce produced		$659	$7.92	$—
All-in sustaining cost per gold/silver ounce produced		$974	$12.42	$—

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For the three months ended June 30, 2016 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Chapada Total	Chapada Gold	Chapada Silver	Chapada Copper
Cost of sales excluding depletion, depreciation and amortization	$54.7	$10.0	$0.2	$44.5
Depletion, depreciation and amortization	13.5	3.8	0.1	9.6
Total cost of sales	$68.2	$13.8	$0.3	$54.1
Depletion, depreciation and amortization	(13.5)	(3.8)	(0.1)	(9.6)
Inventory movement	(8.7)	(1.6)	—	(7.1)
Treatment and refining charges	7.9	1.1	—	6.8
Commercial and other costs	(1.2)	(0.2)	—	(1.0)
Overseas freight for Chapada concentrate	(1.8)	(0.3)	—	(1.5)
Allocation of copper costs	—	38.5	3.2	(41.7)
By-product credits from Chapada copper revenue including copper pricing adjustments	(53.9)	(49.8)	(4.1)
Total cash cost	$(3.0)	$(2.2)	$(0.7)	$—
General and administrative, excluding share-based compensation	0.3	0.3	—	—
Sustaining capital expenditures	17.5	16.3	1.2	—
Exploration and evaluation expense	0.4	0.3	—	—
Total all-in sustaining costs	$15.2	$14.7	$0.5	$—
Commercial gold/silver ounces, pounds of copper produced		17,299	52,642	23,160,208
Commercial gold/silver ounce, pounds of copper sold		17,238	45,214	25,992,123
Total of cost of sales per gold/silver ounce, pound of copper sold		$801	$6.79	$2.08
Cash cost per gold/silver ounce produced		$(128)	$(13.98)	$—
All-in sustaining cost per gold/silver ounce produced		$851	$9.35	$—

For the three months ended June 30, 2016 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	El Peñón Total	El Peñón Gold	El Peñón Silver	Malartic Gold
Cost of sales excluding depletion, depreciation and amortization	$48.2	$35.3	$12.9	$46.8
Depletion, depreciation and amortization	24.7	17.7	7.0	31.9
Total cost of sales	72.8	53.0	19.8	78.6
Depletion, depreciation and amortization	(24.7)	(17.7)	(7.0)	(31.9)
Inventory movement	2.0	1.8	0.1	(1.8)
Treatment and refining charges	—	—	—	—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada concentrate	—	—	—	—
Allocation of copper costs	—	—	—	—
By-product credits from Chapada copper revenue including copper pricing adjustments	—	—	—	—
Total cash cost	$50.1	$37.1	$13.0	$45.0
General and administrative, excluding share-based compensation	—	—	—	1.1
Sustaining capital expenditures	15.0	11.1	3.9	16.7
Exploration and evaluation expense	2.4	1.7	0.6	0.1
Total all-in sustaining costs	$67.5	$49.9	$17.5	$62.9
Commercial gold/silver ounces, pounds of copper produced		54,123	1,522,242	72,503
Commercial gold/silver ounce, pounds of copper sold		52,252	1,529,780	76,323
Total of cost of sales per gold/silver ounce, pound of copper sold		$1,014	$12.97	$1,030
Cash cost per gold/silver ounce produced		$686	$8.54	$620
All-in sustaining cost per gold/silver ounce produced		$923	$11.53	$867

| 107

For the three months ended June 30, 2016 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Gualcamayo Gold	Minera Florida Total	Minera Florida Gold	Minera Florida Silver
Cost of sales excluding depletion, depreciation and amortization	$36.5	$19.5	$18.5	$1.1
Depletion, depreciation and amortization	10.3	8.9	8.5	0.4
Total cost of sales	$46.8	$28.4	$27.0	$1.5
Depletion, depreciation and amortization	(10.3)	(8.9)	(8.5)	(0.4)
Inventory movement	(3.1)	0.6	0.6	—
Treatment and refining charges	—	—	—	—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada concentrate	—	—	—	—
Allocation of copper costs	—	—	—	—
By-product credits from Chapada copper revenue including copper pricing adjustments	—	—	—	—
Total cash cost	$33.4	$20.1	$19.1	$1.1
General and administrative, excluding share-based compensation	0.5	—	—	—
Sustaining capital expenditures	1.1	5.2	4.9	0.3
Exploration and evaluation expense	—	0.1	0.1	—
Total all-in sustaining costs	$35.0	$25.4	$24.1	$1.4
Commercial gold/silver ounces, pounds of copper produced	40.264		24,211,000	112,760
Commercial gold/silver ounce, pounds of copper sold	40.865		23,110,000	109,438
Total of cost of sales per gold/silver ounce, pound of copper sold	$1,145		$1,164	$13.97
Cash cost per gold/silver ounce produced	$828		$785	$9.70
All-in sustaining cost per gold/silver ounce produced	$866		$990	$12.23

For the three months ended June 30, 2016 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Jacobina Gold	Pilar Gold	Fazenda Brasileiro Gold	RDM Gold
Cost of sales excluding depletion, depreciation and amortization	$23.2	$13.6	$12.2	$12.0
Depletion, depreciation and amortization	10.1	8.8	5.7	1.2
Total cost of sales	$33.3	$22.4	$17.9	$13.2
Depletion, depreciation and amortization	(10.1)	(8.8)	(5.7)	(1.2)
Inventory movement	(2.5)	1.8	—	(1.4)
Treatment and refining charges	—	—	—	—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada concentrate	—	—	—	—
Allocation of copper costs	—	—	—	—
By-product credits from Chapada copper revenue including copper pricing adjustments	—	—	—	—
Total cash cost	$20.7	$15.4	$12.2	$10.5
General and administrative, excluding share-based compensation	0.2	0.1	0.1	—
Sustaining capital expenditures	8.7	3.9	4.4	1.0
Exploration and evaluation expense	—	—	—	—
Total all-in sustaining costs	$29.6	$19.4	$16.7	$11.5
Commercial gold/silver ounces, pounds of copper produced	29,002	22,806	16,873	13,058
Commercial gold/silver ounce, pounds of copper sold	29,133	21,988	17,612	12,630
Total of cost of sales per gold/silver ounce, pound of copper sold	$1,143	$1,020	$1,017	$1,045
Cash cost per gold/silver ounce produced	$714	$679	$726	$807
All-in sustaining cost per gold/silver ounce produced	$1,022	$853	$988	$883

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For the three months ended June 30, 2016 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Corporate Office & Other Total	Corporate Office & Other Gold	Corporate Office & Other Silver	Corporate Office & Other Copper
Cost of sales excluding depletion, depreciation and amortization	$—	$—	$—	$—
Depletion, depreciation and amortization	1.9	1.6	0.1	0.2
Total cost of sales	$1.9	$1.6	$0.1	$0.2
Depletion, depreciation and amortization	(1.9)	(1.6)	(0.1)	(0.2)
Inventory movement	—	—	—	—
Treatment and refining charges	—	—	—	—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada concentrate	—	—	—	—
Allocation of copper costs	—	—	—	—
By-product credits from Chapada copper revenue including copper pricing adjustments	—	—	—	—
Total cash cost	$—	$—	$—	$—
General and administrative, excluding share-based compensation	17.4	16.0	1.3	—
Sustaining capital expenditures	0.6	0.6	0.1	—
Exploration and evaluation expense	2.4	2.2	0.2	—
Total all-in sustaining costs	$20.4	$18.8	$1.6	$—
Commercial gold/silver ounces, pounds of copper produced
Commercial gold/silver ounce, pounds of copper sold
Total of cost of sales per gold/silver ounce, pound of copper sold
Cash cost per gold/silver ounce produced
All-in sustaining cost per gold/silver ounce produced

For the three months ended June 30, 2015 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Total Consolidated	Total Gold	Total Silver	Total Copper
Cost of sales excluding depletion, depreciation and amortization	$254.5	$192.9	$20.7	$40.9
Depletion, depreciation and amortization	113.6	90.2	15.3	8.1
Total cost of sales	$368.1	$283.1	$36.0	$49.0
Depletion, depreciation and amortization	(113.6)	(90.2)	(15.3)	(8.1)
Inventory movement	(2.4)	(5.9)	0.2	3.3
Treatment and refining charges	9.8	1.4	—	8.4
Commercial and other costs	(4.0)	(0.7)	—	(3.3)
Overseas freight for Chapada concentrate	(2.9)	(0.5)	—	(2.4)
Allocation of copper costs	—	41.3	5.6	(46.9)
By-product credits from Chapada copper revenue including copper pricing adjustments	(89.6)	(78.9)	(10.7)	—
Total cash cost	$165.4	$149.6	$15.8	$—
General and administrative, excluding share-based compensation	25.5	22.8	2.7	—
Sustaining capital expenditures	59.8	52.3	7.5	—
Exploration and evaluation expense	4.0	3.6	0.5	—
Total all-in sustaining costs	$254.7	$228.3	$26.4	$—
Commercial gold/silver ounces, pounds of copper produced		274,401	2,293,115	33,616,203
Commercial gold/silver ounce, pounds of copper sold		273,618	2,253,145	31,522,848
Cost of sales excluding depletion, depreciation and amortization per gold/silver ounce, pound of copper sold		$705	$9.17	$1.30
Depletion, depreciation and amortization per gold/silver ounce, pound of copper sold		$329	$6.80	$0.26
Total of cost of sales per gold/silver ounce, pound of copper sold		$1,034	$15.97	$1.56
Cash cost per gold/silver ounce produced		$545	$6.89	$—
All-in sustaining cost per gold/silver ounce produced		$832	$11.50	$—

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For the three months ended June 30, 2015 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Chapada Total	Chapada Gold	Chapada Gold	Chapada Copper
Cost of sales excluding depletion, depreciation and amortization	$54.3	$13.2	$0.1	$40.9
Depletion, depreciation and amortization	10.4	3.0	0.1	7.3
Total cost of sales	$64.7	$16.2	$0.2	$48.2
Depletion, depreciation and amortization	(10.4)	(3.0)	(0.1)	(7.3)
Inventory movement	(0.3)	(3.7)	0.1	3.3
Treatment and refining charges	9.8	1.4	—	8.4
Commercial and other costs	(4.0)	(0.7)	—	(3.3)
Overseas freight for Chapada concentrate	(2.9)	(0.5)	—	(2.4)
Allocation of copper costs	—	41.3	5.6	(46.9)
By-product credits from Chapada copper revenue including copper pricing adjustments	(89.6)	(78.9)	(10.7)	—
Total cash cost	$(32.7)	$(27.8)	$(4.9)	$—
General and administrative, excluding share-based compensation	0.3	0.2	—	—
Sustaining capital expenditures	11.8	10.7	1.1	—
Exploration and evaluation expense	0.3	0.3	—	—
Total all-in sustaining costs	$(20.3)	$(16.6)	$(3.8)	$—
Commercial gold/silver ounces, pounds of copper produced		30,172	72,978	33,616,203
Commercial gold/silver ounce, pounds of copper sold		28,700	48,183	31,522,848
Total of cost of sales per gold/silver ounce, pound of copper sold		$565	$3.88	$1.53
Cash cost per gold/silver ounce produced		$(920)	$(67.05)	$—
All-in sustaining cost per gold/silver ounce produced		$(550)	$(50.77)	$—

For the three months ended June 30, 2015 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	El Peñón Total	El Peñón Gold	El Peñón Silver	Malartic Gold
Cost of sales excluding depletion, depreciation and amortization	$54.7	$36.1	$18.6	$43.7
Depletion, depreciation and amortization	40.8	27.2	13.5	27.6
Total cost of sales	$95.5	$63.3	$32.1	$71.3
Depletion, depreciation and amortization	(40.8)	(27.2)	(13.5)	(27.6)
Inventory movement	0.4	0.3	0.1	(2.1)
Treatment and refining charges	—	—	—	—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada concentrate	—	—	—	—
Allocation of copper costs	—	—	—	—
By-product credits from Chapada copper revenue including copper pricing adjustments	—	—	—	—
Total cash cost	$55.1	$36.4	$18.7	$41.6
General and administrative, excluding share-based compensation	—	—	—	0.7
Sustaining capital expenditures	17.4	11.5	5.9	12.1
Exploration and evaluation expense	0.2	0.1	0.1	0.1
Total all-in sustaining costs	$72.7	$48.0	$24.6	$54.5
Commercial gold/silver ounces, pounds of copper produced		55,404	2,028,975	68,440
Commercial gold/silver ounce, pounds of copper sold		55,623	2,015,907	72,264
Total of cost of sales per gold/silver ounce, pound of copper sold		$1,138	$15.93	$987
Cash cost per gold/silver ounce produced		$658	$9.21	$608
All-in sustaining cost per gold/silver ounce produced		$867	$12.13	$797

| 110

For the three months ended June 30, 2015 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Gualcamayo Gold	Minera Florida Total	Minera Florida Gold	Minera Florida Silver
Cost of sales excluding depletion, depreciation and amortization	$31.1	$22.3	$20.3	$2.0
Depletion, depreciation and amortization	3.3	15.5	14.1	1.4
Total cost of sales	$34.4	$37.8	$34.4	$3.4
Depletion, depreciation and amortization	(3.3)	(15.5)	(14.1)	(1.4)
Inventory movement	(0.4)	(0.6)	(0.6)	—
Treatment and refining charges	—	—	—	—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada concentrate	—	—	—	—
Allocation of copper costs	—	—	—	—
By-product credits from Chapada copper revenue including copper pricing adjustments	—	—	—	—
Total cash cost	$30.7	$21.7	$19.7	$2.0
General and administrative, excluding share-based compensation	—	—	—	—
Sustaining capital expenditures	2.2	4.9	4.5	0.4
Exploration and evaluation expense	—	0.3	0.2	—
Total all-in sustaining costs	$32.9	$26.9	$24.4	$2.4
Commercial gold/silver ounces, pounds of copper produced	37.558		26,298	191,162
Commercial gold/silver ounce, pounds of copper sold	36.825		26,341	189,055
Total of cost of sales per gold/silver ounce, pound of copper sold	$935		$1,306	$17.72
Cash cost per gold/silver ounce produced	$818		$748	$10.45
All-in sustaining cost per gold/silver ounce produced	$878		$928	$12.91

For the three months ended June 30, 2015 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Jacobina Gold	Pilar Gold	Fazenda Brasileiro Gold	RDM Gold
Cost of sales excluding depletion, depreciation and amortization	$21.8	$14.9	$11.7	$—
Depletion, depreciation and amortization	6.4	(1.1)	6.6	—
Total cost of sales	$28.2	$13.9	$18.3	$—
Depletion, depreciation and amortization	(6.4)	1.1	(6.6)	—
Inventory movement	(0.7)	1.5	(0.2)	—
Treatment and refining charges	—	—	—	—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada concentrate	—	—	—	—
Allocation of copper costs	—	—	—	—
By-product credits from Chapada copper revenue including copper pricing adjustments	—	—	—	—
Total cash cost	$21.1	$16.4	$11.5	$—
General and administrative, excluding share-based compensation	0.2	0.1	0.1	—
Sustaining capital expenditures	6.5	2.5	2.4	—
Exploration and evaluation expense	—	—	—	—
Total all-in sustaining costs	$27.8	$18.9	$14.0	$—
Commercial gold/silver ounces, pounds of copper produced	21,318	21,237	13,974	—
Commercial gold/silver ounce, pounds of copper sold	21,801	19,718	12,347	—
Total of cost of sales per gold/silver ounce, pound of copper sold	$1,293	$703	$1,480	$—
Cash cost per gold/silver ounce produced	$988	$772	$820	$—
All-in sustaining cost per gold/silver ounce produced	$1,305	$892	$1,000	$—

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For the three months ended June 30, 2015 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Corporate Office & Other Total	Corporate Office & Other Gold	Corporate Office & Other Silver	Corporate Office & Other Copper
Cost of sales excluding depletion, depreciation and amortization	$—	$—	$—	$—
Depletion, depreciation and amortization	4.1	3.0	0.3	0.8
Total cost of sales	$4.1	$3.0	$0.3	$0.8
Depletion, depreciation and amortization	(4.1)	(3.0)	(0.3)	(0.8)
Inventory movement	—	—	—	—
Treatment and refining charges	—	—	—	—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada concentrate	—	—	—	—
Allocation of copper costs	—	—	—	—
By-product credits from Chapada copper revenue including copper pricing adjustments	—	—	—	—
Total cash cost	$—	$—	$—	$—
General and administrative, excluding share-based compensation	24.1	21.4	2.7	—
Sustaining capital expenditures	—	—	—	—
Exploration and evaluation expense	3.2	2.8	0.4	—
Total all-in sustaining costs	$27.3	$24.2	$3.1	$—
Commercial gold/silver ounces, pounds of copper produced
Commercial gold/silver ounce, pounds of copper sold
Total of cost of sales per gold/silver ounce, pound of copper sold
Cash cost per gold/silver ounce produced
All-in sustaining cost per gold/silver ounce produced

For the six months ended June 30, 2016 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Total Consolidated	Total Gold	Total Silver	Total Copper
Cost of sales excluding depletion, depreciation and amortization	$483.7	$377.3	$27.9	$78.5
Depletion, depreciation and amortization	221.9	189.8	15.1	17.0
Total cost of sales	$705.6	$567.1	$43.0	$95.5
Depletion, depreciation and amortization	(221.9)	(189.8)	(15.1)	(17.0)
Inventory movement	(9.5)	(5.4)	0.2	(4.3)
Treatment and refining charges	15.0	2.1	0.1	12.8
Commercial and other costs	(2.0)	(0.4)	—	(1.7)
Overseas freight for Chapada concentrate	(4.6)	(0.8)	—	(3.8)
Allocation of copper costs	—	74.5	7.0	(81.5)
By-product credits from Chapada copper revenue including copper pricing adjustments	(98.5)	(90.1)	(8.5)	—
Total cash cost	$384.1	$357.2	$26.7	$—
General and administrative, excluding share-based compensation	39.2	36.5	2.7	—
Sustaining capital expenditures	120.1	110.4	9.7	—
Exploration and evaluation expense	8.2	7.0	1.2	—
Total all-in sustaining costs	$551.5	$511.1	$40.3	$—
Commercial gold/silver ounces, pounds of copper produced	573,894	573,894	3,489,673	49,030,933
Commercial gold/silver ounce, pounds of copper sold		567,741	3,440,526	48,674,625
Cost of sales excluding depletion, depreciation and amortization per gold/silver ounce, pound of copper sold		$665	$8.11	$1.61
Depletion, depreciation and amortization per gold/silver ounce, pound of copper sold		$334	$4.39	$0.35
Total of cost of sales per gold/silver ounce, pound of copper sold		$999	$12.50	$1.96
Cash cost per gold/silver ounce produced		$623	$7.64	$—
All-in sustaining cost per gold/silver ounce produced		$891	$11.52	$—

| 112

For the six months ended June 30, 2016 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Chapada Total	Chapada Gold	Chapada Silver	Chapada Copper
Cost of sales excluding depletion, depreciation and amortization	$96.4	$17.6	$0.3	$78.5
Depletion, depreciation and amortization	22.9	6.4	0.1	16.4
Total cost of sales	$119.3	$24.0	$0.4	$94.9
Depletion, depreciation and amortization	(22.9)	(6.4)	(0.1)	(16.4)
Inventory movement	(5.5)	(1.2)	—	(4.3)
Treatment and refining charges	15.0	2.1	0.1	12.8
Commercial and other costs	(2.0)	(0.4)	—	(1.7)
Overseas freight for Chapada concentrate	(4.6)	(0.8)	—	(3.8)
Allocation of copper costs	—	74.5	7.0	(81.5)
By-product credits from Chapada copper revenue including copper pricing adjustments	(98.5)	(90.1)	(8.5)	—
Total cash cost	$0.8	$1.7	$(1.1)	$—
General and administrative, excluding share-based compensation	0.4	0.4	—	—
Sustaining capital expenditures	27.3	25.4	1.9	—
Exploration and evaluation expense	0.6	0.5	—	—
Total all-in sustaining costs	$29.1	$28.0	$0.8	$—
Commercial gold/silver ounces, pounds of copper produced		38,338	112,157	49,030,933
Commercial gold/silver ounce, pounds of copper sold		31,987	46,576	48,674,625
Total of cost of sales per gold/silver ounce, pound of copper sold		$749.48	$8.92	$1.95
Cash cost per gold/silver ounce produced		$47.00	$(10.00)	$—
All-in sustaining cost per gold/silver ounce produced		$732.00	$8.02	$—

For the six months ended June 30, 2016 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	El Peñón Total	El Peñón Gold	El Peñón Silver	Malartic Gold
Cost of sales excluding depletion, depreciation and amortization	$95.0	$69.6	$25.5	$85.5
Depletion, depreciation and amortization	50.0	36.4	13.6	59.2
Total cost of sales	$145.0	$106.0	$39.0	$144.6
Depletion, depreciation and amortization	(50.0)	(36.4)	(13.6)	(59.2)
Inventory movement	0.6	0.7	(0.1)	0.5
Treatment and refining charges	—	—	—	—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada concentrate	—	—	—	—
Allocation of copper costs	—	—	—	—
By-product credits from Chapada copper revenue including copper pricing adjustments	—	—	—	—
Total cash cost	$95.6	$70.2	$25.4	$86.0
General and administrative, excluding share-based compensation	—	—	—	2.1
Sustaining capital expenditures	26.7	19.6	7.1	25.7
Exploration and evaluation expense	2.9	2.1	0.8	0.2
Total all-in sustaining costs	$125.2	$91.9	$33.2	$113.9
Commercial gold/silver ounces, pounds of copper produced		110,570	3,130,479	146,115
Commercial gold/silver ounce, pounds of copper sold		110,706	3,167,830	144,393
Total of cost of sales per gold/silver ounce, pound of copper sold		$957	$12.33	$1,002
Cash cost per gold/silver ounce produced		$635	$8.10	$588
All-in sustaining cost per gold/silver ounce produced		$832	$10.62	$780

| 113

For the six months ended June 30, 2016 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Gualcamayo Gold	Minera Florida Total	Minera Florida Gold	Minera Florida Silver
Cost of sales excluding depletion, depreciation and amortization	$67.4	$38.3	$36.2	$2.1
Depletion, depreciation and amortization	19.3	19.2	18.2	1.1
Total cost of sales	$86.7	$57.5	$54.4	$3.2
Depletion, depreciation and amortization	(19.3)	(19.2)	(18.2)	(1.1)
Inventory movement	(4.8)	1.9	1.7	0.3
Treatment and refining charges	—	—	—	—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada concentrate	—	—	—	—
Allocation of copper costs	—	—	—	—
By-product credits from Chapada copper revenue including copper pricing adjustments	—	—	—	—
Total cash cost	$62.6	$40.2	$37.9	$2.4
General and administrative, excluding share-based compensation	0.2	—	—	—
Sustaining capital expenditures	1.7	9.0	8.5	0.5
Exploration and evaluation expense	—	0.3	0.2	—
Total all-in sustaining costs	$64.5	$49.5	$46.6	$2.9
Commercial gold/silver ounces, pounds of copper produced	76,867		49,923	247,036
Commercial gold/silver ounce, pounds of copper sold	79,074		48,659	226,119
Total of cost of sales per gold/silver ounce, pound of copper sold	$1,097		$1,117	$14.21
Cash cost per gold/silver ounce produced	$814		$758	$9.67
All-in sustaining cost per gold/silver ounce produced	$839		$933	$11.85

For the six months ended June 30, 2016 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Jacobina Gold	Pilar Gold	Fazenda Brasileiro Gold	RDM Gold
Cost of sales excluding depletion, depreciation and amortization	$40.3	$25.9	$22.9	$12.0
Depletion, depreciation and amortization	19.4	16.4	9.0	1.2
Total cost of sales	$59.7	$42.3	$31.9	$13.2
Depletion, depreciation and amortization	(19.4)	(16.4)	(9.0)	(1.2)
Inventory movement	(3.4)	3.4	(0.8)	(1.4)
Treatment and refining charges	—	—	—	—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada concentrate	—	—	—	—
Allocation of copper costs	—	—	—	—
By-product credits from Chapada copper revenue including copper pricing adjustments	—	—	—	—
Total cash cost	$36.9	$29.3	$22.1	$10.6
General and administrative, excluding share-based compensation	0.3	0.1	0.1	—
Sustaining capital expenditures	14.9	6.3	6.3	1.0
Exploration and evaluation expense	—	—	—	—
Total all-in sustaining costs	$52.1	$35.7	$28.5	$11.6
Commercial gold/silver ounces, pounds of copper produced	58,972	44,654	35,397	13,058
Commercial gold/silver ounce, pounds of copper sold	59,592	43,533	37,167	12,630
Total of cost of sales per gold/silver ounce, pound of copper sold	$1,001	$972	$861	$1,045
Cash cost per gold/silver ounce produced	$626	$656	$627	$807
All-in sustaining cost per gold/silver ounce produced	$884	$800	$808	$883

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For the six months ended June 30, 2016 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Corporate Office & Other Total	Corporate Office & Other Gold	Corporate Office & Other Silver	Corporate Office & Other Copper
Cost of sales excluding depletion, depreciation and amortization	$—	$—	$—	$—
Depletion, depreciation and amortization	5.2	4.3	0.3	0.6
Total cost of sales	$5.2	$4.3	$0.3	$0.6
Depletion, depreciation and amortization	(5.2)	(4.3)	(0.3)	(0.6)
Inventory movement	—	—	—	—
Treatment and refining charges	—	—	—	—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada concentrate	—	—	—	—
Allocation of copper costs	—	—	—	—
By-product credits from Chapada copper revenue including copper pricing adjustments	—	—	—	—
Total cash cost	$—	$—	$—	$—
General and administrative, excluding share-based compensation	35.4	32.7	2.7	—
Sustaining capital expenditures	1.2	1.1	0.1	—
Exploration and evaluation expense	4.5	4.2	0.4	—
Total all-in sustaining costs	$41.1	$38.0	$3.2	$—
Commercial gold/silver ounces, pounds of copper produced
Commercial gold/silver ounce, pounds of copper sold
Total of cost of sales per gold/silver ounce, pound of copper sold
Cash cost per gold/silver ounce produced
All-in sustaining cost per gold/silver ounce produced

For the six months ended June 30, 2015 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Total Consolidated	Total Gold	Total Silver	Total Copper
Cost of sales excluding depletion, depreciation and amortization	$514.5	$389.1	$39.1	$86.3
Depletion, depreciation and amortization	242.2	198.5	26.6	17.1
Total cost of sales	$756.7	$587.6	$65.7	$103.4
Depletion, depreciation and amortization	(242.2)	(198.5)	(26.6)	(17.1)
Inventory movement	(10.5)	(14.3)	0.5	3.3
Treatment and refining charges	18.5	3.0	0.1	15.4
Commercial and other costs	(5.4)	(0.9)	—	(4.4)
Overseas freight for Chapada concentrate	(5.9)	(1.0)	—	(4.9)
Allocation of copper costs	—	84.8	10.9	(95.7)
By-product credits from Chapada copper revenue including copper pricing adjustments	(154.2)	(136.7)	(17.5)	—
Total cash cost	$357.0	$324.0	$33.1	$—
General and administrative, excluding share-based compensation	49.9	44.8	5.2	—
Sustaining capital expenditures	107.9	94.8	13.1	—
Exploration and evaluation expense	9.4	8.4	1.1	—
Total all-in sustaining costs	$524.2	$472.0	$52.5	$—
Commercial gold/silver ounces, pounds of copper produced		549,239	4,662,585	60,462,766
Commercial gold/silver ounce, pounds of copper sold		544,385	4,574,364	58,235,068
Cost of sales excluding depletion, depreciation and amortization per gold/silver ounce, pound of copper sold		$715	$8.55	$1.48
Depletion, depreciation and amortization per gold/silver ounce, pound of copper sold		$364	$5.81	$0.30
Total of cost of sales per gold/silver ounce, pound of copper sold		$1,079	$14.36	$1.78
Cash cost per gold/silver ounce produced		$590	$7.09	$—
All-in sustaining cost per gold/silver ounce produced		$859	$11.22	$—

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For the six months ended June 30, 2015 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Chapada Total	Chapada Gold	Chapada Silver	Chapada Copper
Cost of sales excluding depletion, depreciation and amortization	$114.3	$27.8	$0.2	$86.3
Depletion, depreciation and amortization	21.9	5.9	0.2	15.8
Total cost of sales	$136.2	$33.7	$0.4	$102.1
Depletion, depreciation and amortization	(21.9)	(5.9)	(0.2)	(15.8)
Inventory movement	(5.4)	(8.8)	0.1	3.3
Treatment and refining charges	18.5	3.0	0.1	15.4
Commercial and other costs	(5.4)	(0.9)	—	(4.4)
Overseas freight for Chapada concentrate	(5.9)	(1.0)	—	(4.9)
Allocation of copper costs	—	84.8	10.9	(95.7)
By-product credits from Chapada copper revenue including copper pricing adjustments	(154.2)	(136.7)	(17.5)
Total cash cost	$(38.1)	$(31.8)	$(6.2)	$—
General and administrative, excluding share-based compensation	0.5	0.5	—	—
Sustaining capital expenditures	22.0	19.9	2.1	—
Exploration and evaluation expense	0.6	0.5	0.1	—
Total all-in sustaining costs	$(15.0)	$(10.9)	$(4.0)	$—
Commercial gold/silver ounces, pounds of copper produced		52,532	134,920	60,462,766
Commercial gold/silver ounce, pounds of copper sold		49,185	90,147	58,235,068
Total of cost of sales per gold/silver ounce, pound of copper sold		$685	$4.36	$1.75
Cash cost per gold/silver ounce produced		$(606)	$(46.10)	$—
All-in sustaining cost per gold/silver ounce produced		$(208)	$(29.98)	$—

For the six months ended June 30, 2015 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	El Peñón Total	El Peñón Gold	El Peñón Silver	Malartic Gold
Cost of sales excluding depletion, depreciation and amortization	$107.3	$71.7	$35.6	$83.5
Depletion, depreciation and amortization	70.6	47.2	23.4	52.6
Total cost of sales	177.9	118.9	59.0	136.1
Depletion, depreciation and amortization	(70.6)	(47.2)	(23.4)	(52.6)
Inventory movement	1.1	0.8	0.3	1.1
Treatment and refining charges	—	—	—	—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada concentrate	—	—	—	—
Allocation of copper costs	—	—	—	—
By-product credits from Chapada copper revenue including copper pricing adjustments	—	—	—	—
Total cash cost	$108.4	$72.5	$35.9	$84.6
General and administrative, excluding share-based compensation	—	—	—	1.4
Sustaining capital expenditures	30.8	20.5	10.2	21.4
Exploration and evaluation expense	0.4	0.3	0.1	0.2
Total all-in sustaining costs	$139.6	$93.3	$46.2	$107.6
Commercial gold/silver ounces, pounds of copper produced		115,931	4,194,176	136,334
Commercial gold/silver ounce, pounds of copper sold		115,411	4,160,757	135,067
Total of cost of sales per gold/silver ounce, pound of copper sold		$1,030	$14.19	$1,007
Cash cost per gold/silver ounce produced		$626	$8.56	$620
All-in sustaining cost per gold/silver ounce produced		$805	$11.03	$789

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For the six months ended June 30, 2015 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Gualcamayo Gold	Minera Florida Total	Minera Florida Gold	Minera Florida Silver
Cost of sales excluding depletion, depreciation and amortization	$68.9	$44.3	$41.1	$3.3
Depletion, depreciation and amortization	23.7	31.4	29.0	2.4
Total cost of sales	$92.6	$75.8	$70.1	$5.6
Depletion, depreciation and amortization	(23.7)	(31.4)	(29.0)	(2.4)
Inventory movement	(3.4)	(0.8)	(0.9)	0.1
Treatment and refining charges	—	—	—	—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada concentrate	—	—	—	—
Allocation of copper costs	—	—	—	—
By-product credits from Chapada copper revenue including copper pricing adjustments	—	—	—	—
Total cash cost	$65.6	$43.6	$40.2	$3.4
General and administrative, excluding share-based compensation	—	—	—	—
Sustaining capital expenditures	3.5	9.6	8.8	0.7
Exploration and evaluation expense	—	0.5	0.5	—
Total all-in sustaining costs	$69.1	$53.7	$49.5	$4.1
Commercial gold/silver ounces, pounds of copper produced	83.734		54,411	333,489
Commercial gold/silver ounce, pounds of copper sold	82.937		54,356	323,460
Total of cost of sales per gold/silver ounce, pound of copper sold	$1,117		$1,290	$17.43
Cash cost per gold/silver ounce produced	$783		$739	$10.11
All-in sustaining cost per gold/silver ounce produced	$825		$910	$12.44

For the six months ended June 30, 2015 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Jacobina Gold	Pilar Gold	Fazenda Brasileiro Gold	RDM Gold
Cost of sales excluding depletion, depreciation and amortization	$41.3	$31.6	$23.3	$—
Depletion, depreciation and amortization	15.1	6.2	13.3	—
Total cost of sales	$56.4	$37.8	$36.6	$—
Depletion, depreciation and amortization	(15.1)	(6.2)	(13.3)	—
Inventory movement	(2.2)	0.9	(1.9)	—
Treatment and refining charges	—	—	—	—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada concentrate	—	—	—	—
Allocation of copper costs	—	—	—	—
By-product credits from Chapada copper revenue including copper pricing adjustments	—	—	—	—
Total cash cost	$39.1	$32.5	$21.4	$—
General and administrative, excluding share-based compensation	0.6	0.1	0.4	—
Sustaining capital expenditures	10.9	3.7	6.0	—
Exploration and evaluation expense	—	—	—	—
Total all-in sustaining costs	$50.6	$36.3	$27.8	$—
Commercial gold/silver ounces, pounds of copper produced	39,908	40,390	25,998	—
Commercial gold/silver ounce, pounds of copper sold	41,289	38,919	27,220	—
Total of cost of sales per gold/silver ounce, pound of copper sold	$1,366	$969	$1,346	$—
Cash cost per gold/silver ounce produced	$980	$804	$824	$—
All-in sustaining cost per gold/silver ounce produced	$1,269	$899	$1,072	$—

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For the six months ended June 30, 2015 (In millions of US Dollars, except ounces or pounds and cash costs per ounce/pound produced)	Corporate Office & Other Total	Corporate Office & Other Gold	Corporate Office & Other Silver	Corporate Office & Other Copper
Cost of sales excluding depletion, depreciation and amortization	$—	$—	$—	$—
Depletion, depreciation and amortization	7.5	5.5	0.6	1.3
Total cost of sales	$7.5	$5.5	$0.6	$1.3
Depletion, depreciation and amortization	(7.5)	(5.5)	(0.6)	(1.3)
Inventory movement	—	—	—	—
Treatment and refining charges	—	—	—	—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada concentrate	—	—	—	—
Allocation of copper costs	—	—	—	—
By-product credits from Chapada copper revenue including copper pricing adjustments	—	—	—	—
Total cash cost	$—	$—	$—	$—
General and administrative, excluding share-based compensation	46.8	41.7	5.1	—
Sustaining capital expenditures	—	—	—	—
Exploration and evaluation expense	7.8	6.9	0.9	—
Total all-in sustaining costs	$54.6	$48.6	$6.0	$—
Commercial gold/silver ounces, pounds of copper produced
Commercial gold/silver ounce, pounds of copper sold
Total of cost of sales per gold/silver ounce, pound of copper sold
Cash cost per gold/silver ounce produced
All-in sustaining cost per gold/silver ounce produced

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15.    SELECTED QUARTERLY FINANCIAL AND OPERATING SUMMARY

For the three months ended	Sep. 30,	Jun. 30,	Mar. 31,	Dec. 31,
(In millions of US Dollars, unless otherwise noted)	2016	2016	2016	2015
Financial results
Revenue (i)	$464.3	$438.0	$400.9	$439.1
Mine operating earnings	$91.0	$54.3	$79.0	$49.3
Net earnings/(loss) from continuing operations (iv)	$(2.1)	$30.4	$36.1	$(1,448.7)
Adjusted earnings/(loss) (ii) from continuing operations (iv)	$17.0	$(2.3)	$21.8	$(6.1)
Net earnings/(loss) (iv)	$(11.8)	$34.8	$36.4	$(1,842.1)
Cash flows from operating activities from continuing operations	$178.6	$192.7	$116.3	$296.9
Cash flows from operating activities before net change in working capital (ii)	$173.0	$189.5	$115.2	$294.3
Cash flows to investing activities from continuing operations	$12.9	$(120.6)	$(139.7)	$(144.7)
Cash flows (to)/from financing activities operations from continuing operations	$(33.4)	$(108.7)	$22.0	$(168.2)
Per share financial results
Net earnings/(loss) per share from continuing operations attributable to Yamana equityholders
Basic and diluted	$0.00	$0.03	$0.04	$(1.53)
Adjusted earnings/(loss) per share (ii) from continuing operations attributable to Yamana equityholders
Basic and diluted	$0.02	$0.00	$0.02	$(0.01)
Weighted average number of common shares outstanding - Basic (in thousands)	947,590	947,346	947,173	946,773
Weighted average number of common shares outstanding - diluted (in thousands)	947,590	948,096	947,670	946,773
Financial position
Cash and cash equivalents	$243.6	$93.4	$124.6	$119.9
Total assets	$9,564.5	$9,532.9	$9,584.0	$9,518.1
Total non-current liabilities	$4,123.8	$4,098.7	$4,178.6	$4,111.4
Production - Gold
Gold ounces produced (v)	305,581	290,137	283,757	316,794
Discontinued operations - gold ounces	23,023	22,948	24,304	20,407
Total gold ounces produced	328,604	313,085	308,061	337,201
Total cost of sales per gold ounce sold (ii)	$1,038	$1,056	$939	$970
Co-product cash costs per gold ounce produced (ii) (v)	$692	$698	$601	$609
All-in sustaining co-product costs per gold ounce produced (ii) (v)	$954	$958	$786	$784
Production - Silver
Silver ounces produced (v)	1,592,526	1,687,644	1,802,029	1,857,469
Discontinued operations - silver ounces	98,995	103,262	124,620	102,116
Total silver ounces produced	1,691,521	1,790,906	1,926,649	1,959,586
Total cost of sales per silver ounce sold (ii)	$15.36	$12.94	$12.06	$12.93
Co-product cash costs per silver ounce produced (ii) (v)	$9.79	$8.47	$7.68	$7.71
All-in sustaining co-product costs per silver ounce produced (ii) (v)	$13.79	$12.18	$10.44	$9.96
Production - Other
Chapada concentrate production (tonnes)	56,100	43,720	48,138	70,255
Chapada copper contained in concentrate (millions of pounds)	29.6	23.2	25.9	36.6
Total cost of sales per pound of copper sold (ii)	$1.91	$2.09	$1.81	$1.42
Chapada co-product cash costs per pound of copper produced	$1.60	$1.80	$1.54	$1.31
Sales included in revenue
Gold (ounces)	296,330	291,152	276,589	321,639
Silver (millions of ounces)	1.5	1.7	1.8	1.8
Chapada concentrate (tonnes)	47,604	52,735	48,364	74,538
Chapada payable copper contained in concentrate (millions of pounds)	22.1	26.0	22.7	38.6
Revenue per ounce / pound
Gold - per ounce	$1,327	$1,256	$1,179	$1,051
Silver - per ounce	$19.47	$16.72	$14.92	$14.35
Copper - per pound	$1.86	$1.7	$2.14	$1.73

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Average realized prices
Gold - per ounce (i)	$1,337	$1,267	$1,189	$1,102
Silver - per ounce (i)	$19.53	$16.83	$14.93	$14.65
Copper - per pound (i)	$2.14	$2.12	$2.12	$2.26

For the three months ended	Sep. 30,	Jun. 30,	Mar. 31,	Dec. 31,
(In millions of US Dollars, unless otherwise noted)	2015	2015	2015	2014
Financial results
Revenues (i)	$424.4	$431.6	$425.4	$0.5
Mine operating earnings	$52.1	$63.5	$36.6	$78.7
Net (loss)/earnings from continuing operations (iv)	$(107.0)	$4.3	$(135.4)	$(0.3)
Adjusted (loss)/earnings (ii) from continuing operations (iv)	$(16.7)	$(3.9)	$(37.7)	$(13.8)
Net (loss)/earnings (iv)	$(113.0)	$(8.0)	$(151.7)	$(335.3)
Cash flows from operating activities from continuing operations	$84.4	$120.3	$12.5	$165.8
Cash flows from operating activities before net change in working capital (ii)	$124.9	$147.5	$88.1	$148.6
Cash flows to investing activities from continuing operations	$(59.8)	$(93.7)	$(68.9)	$(134.6)
Cash flows (to)/from financing activities operations from continuing operations	$(3.3)	$(23.9)	$(9.5)	$(10.4)
Per share financial results
(Loss)/earnings per share from continuing operations attributable to Yamana equityholders
Basic and diluted	$(0.11)	$—	$(0.15)	$(0.34)
Adjusted (loss)/earnings per share (ii) from continuing operations attributable to Yamana equityholders
	$(0.02)	$—	$(0.04)	$(0.02)
Weighted average number of common shares outstanding - basic (in thousands)	946,563	938,900	913,716	877,664
Weighted average number of common shares outstanding - diluted (in thousands)	946,563	938,900	913,716	880,841
Financial position
Cash and cash equivalents	$137.8	$119.1	$121.1	$191.0
Total assets	$12,162.5	$12,224.5	$12,487.6	$12,484.0
Total non-current liabilities	$4,929.9	$4,929.5	$5,007.9	$5,017.3
Production - Gold
Commercial gold ounces produced (v)	300,190	274,401	274,838	306,091
Discontinued operations - gold ounces	20,155	19,306	24,270	30,364
Total gold ounces produced	320,346	293,707	299,108	336,455
Total cost of sales per gold ounce sold (ii)	$986	$1,034	$1,125	$1,000
Co-product cash costs per gold ounce produced (ii) (v)	$643	$682	$687	$670
All-in sustaining co-product costs per gold ounce produced (ii) (v)	$844	$919	$896	$931
Production - Silver
Commissioning silver ounces produced from continuing operations (v)	2,108,287	2,293,115	2,369,471	2,544,641
Discontinued operations - silver ounces	88,456	78,932	113,439	107,396
Total silver ounces produced	2,196,743	2,372,046	2,482,910	2,652,036
Total cost of sales per silver ounce sold (ii)	$14.17	$15.97	$12.80	$14.05
Co-product cash costs per silver ounce produced (ii) (v)	$8.77	$9.12	$7.93	$7.69
All-in sustaining co-product costs per silver ounce produced (ii) (v)	$12.05	$12.96	$10.99	$10.78
Production - Other
Chapada concentrate production (tonnes)	63,259	61,324	47,685	63,955
Chapada copper contained in concentrate production (millions of pounds)	34.0	33.6	26.8	35.0
Total cost of sales per pound of copper sold (ii)	$1.66	$1.56	$2.04	$2.06
Chapada co-product cash costs per pound of copper produced	$1.43	$1.40	$1.82	$1.58
Sales included in revenue
Gold (ounces)	296,939	273,618	270,767	315,952
Silver (millions of ounces)	2.2	2.3	2.3	2.7
Chapada concentrate (tonnes)	55,460	60,455	50,337	66,534

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Chapada payable copper contained in concentrate (millions of pounds)	29.1	31.5	26.7	33.8
Revenue per ounce / pound
Gold - per ounce	$1,100	$1,170	$1,194	$1,179.00
Silver - per ounce	$14.85	$16.27	$16.91	$16.38
Copper - per pound	$2.27	$2.37	$2.37	$2.59
Average realized prices
Gold - per ounce (i)	$1,123	$1,195	$1,220	$1,091
Silver - per ounce (i)	$14.88	$16.27	$16.73	$15.76
Copper - per pound (i)	$2.85	$2.91	$2.89	$2.99

(i)	Revenue consists of sales net of sales taxes. Revenue per ounce data is calculated based on gross sales. Realized prices reflect continuing operations.

(ii)
A cautionary note regarding non-GAAP financial measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

(iii)	Including commissioning ounces from C1 Santa Luz and Pilar.

(iv)	Balances are attributable to Yamana Gold Inc. equityholders.

(v)	Balances are from continuing operations.

16.    DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chairman and Chief Executive Officer and Executive Vice President, Finance and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, our Timely Disclosure and Confidentiality Policy, our Code of Conduct, our Insider Trading Policy, our Corporate Controls Policy, the effective functioning of our Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

As at the end of the period covered by this Management’s Discussion and Analysis, management of the Company, with the participation of the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by applicable rules of the Canadian Securities Administrators (or Canadian securities regulatory authorities). The evaluation included documentation review, inquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer have concluded that, as of the end of the period covered by this Management’s Discussion and Analysis, the disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings and other reports filed or submitted under applicable securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS.  The Company’s internal control over financial reporting includes:

•	maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;

•	providing reasonable assurance that transactions are recorded as necessary for preparation of our Consolidated Financial Statements in accordance with generally accepted accounting principles;

•	providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

•
providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company’s Consolidated Financial Statements would be prevented or detected on a timely basis.

Management assessed the effectiveness of the Company's internal control over financial reporting, as defined in Rules 13a - 15(f) and 15d - 5(f) of the Exchange Act, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring

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Organizations of the Treadway Commission as of December 31, 2015. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.

During 2015, the Company, concluded that it had not maintained effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework (2013) issued by COSO, because of the material weaknesses disclosed in Management’s Responsibility for Financial Reporting. It had been assessed that controls related to income taxes were not designed with sufficient precision to prevent or detect a potential material error in the Company’s financial information, which resulted in a reasonable possibility that a material misstatement in the Company’s financial statements related to income taxes would not have been prevented or detected on a timely basis. Therefore, management had concluded that a material weakness existed in this review control as of year-end. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified did not result in a misstatement or error in the Company’s financial statements.  The controls had not been remediated as of December 31, 2015.

The controls that caused the material weakness in 2015 have been re-designed, including control narratives and all related documentation as of September 30, 2016, to increase the precision to prevent or detect errors, and in order to address the material weakness identified in the review control documentation related to income taxes. During the remainder of the year, the Company will continue its improvements and testing to be able to conclude on the remediation efforts.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations.  Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

The Company's independent registered public accounting firm, Deloitte LLP, have audited the Consolidated Annual Financial Statements included in the annual report and have issued an attestation report dated February 26, 2016 on the Company's internal control over financial reporting based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

CHANGES IN INTERNAL CONTROLS

As aforementioned, during the period ended September 30, 2016, there have been improvements and control remediation efforts in the Company’s internal control over financial reporting. These improvements have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting resulting from the material weakness described above as it is expected that the material weakness will be remediated by year-end.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

This report provides a discussion and analysis of the financial condition and results of operations (“Management’s Discussion and Analysis”) to enable a reader to assess material changes in financial condition between September 30, 2016 and December 31, 2015 and results of operations for the periods ended September 30, 2016 and September 30, 2015.

This Management’s Discussion and Analysis has been prepared as of October 27, 2016. The Condensed Consolidated Interim Financial Statements prepared in accordance with IFRS as issued by IASB follow this Management’s Discussion and Analysis. This Management’s Discussion and Analysis is intended to supplement and complement the annual audited consolidated financial statements and notes thereto as at and for the year ended December 31, 2015 (collectively the “Financial Statements”). You are encouraged to review the financial statements in conjunction with your review of this Management’s Discussion and Analysis. This Management’s Discussion and Analysis should be read in conjunction with both the annual audited consolidated financial statements

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for the year ended December 31, 2015 and the most recent Annual Information Form for the year ended December 31, 2015 on file with the Securities Commissions of all of the provinces in Canada, which are included in the 2015 Annual Report on Form 40-F on file with the United States Securities and Exchange Commission. Certain notes to the Financial Statements are specifically referred to in this Management’s Discussion and Analysis and such notes are incorporated by reference herein. All Dollar amounts in the Management’s Discussion and Analysis are in United States Dollars, unless otherwise specified.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Management’s Discussion and Analysis contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s strategy, plans or future financial or operating performance, the outcome of the legal matters involving the damages assessments and any related enforcement proceedings. Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, the impact of the proposed new mining law in Brazil and the new Chilean tax reform package, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian real, the Chilean peso, the Argentine peso and the Mexican peso versus the United States dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset disposition, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVES AND MINERAL RESOURCES

Readers should refer to the Annual Information Form of the Company for the year ended December 31, 2015 and other continuous disclosure documents filed by the Company since January 1, 2016 available at www.sedar.com, for further information on mineral reserves and mineral resources, which is subject to the qualifications and notes set forth therein.

CAUTIONARY STATEMENT TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) and contained in Industry

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Guide 7 (“Industry Guide 7”).  Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101.  However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations.  In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Management’s Discussion and Analysis may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

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